As Filed with the Securities and Exchange Commission on Thursday, April 24, 2003

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FNB CORPORATION

(Exact name of registrant as specified in its charter)

Virginia	6021	54-1791618
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

105 Arbor Drive

Christiansburg, Virginia 24073

(540) 382-4951

(Address, including Zip Code, and telephone number, including area code, of registrant’s principal executive offices)

Peter A. Seitz, Esquire

FNB Corporation

105 Arbor Drive

Christiansburg, VA 24073

(540) 382-4951

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Fred W. Palmore, III, Esquire Troutman Sanders LLP 1111 E. Main Street, 23rd Floor P. O. Box 1122 Richmond, VA 23218-1122 (804) 697-1396 (804) 698-5188 (Fax)	Richard Fisch, Esquire Malizia Spidi & Fisch, PC 1100 New York Avenue Suite 340 West Washington, D.C. 20005 (202) 434-4660 (202) 434-4661 (Fax)

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(2)	Amount of registration fee(2)

Common Stock, $5.00 par value	1,522,279	N/A	$35,392,986	$2,863.29

(1)	Represents the maximum number of additional shares of common stock of the Registrant which may be issued in connection with the merger of FNB Corporation and Bedford Bancshares, Inc.
(2)	Pursuant to 457(f)(1), the registration fee is based on the average high and low prices reported on the consolidated reporting system of Bedford Bancshares, Inc. common stock on April 21, 2003 ($23.25).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

[BBI Letterhead]

[date], 2003

Proposed Merger—Your Vote is Very Important

Dear Fellow Shareholders:

We cordially invite you to attend the Special Meeting of the shareholders of Bedford Bancshares, Inc. (“BBI”) to be held at [name of location], [street address], [City], Virginia, on [meeting date], 2003, at [meeting time].

At the Special Meeting, you will be asked to approve the proposed merger of BBI with FNB Corporation, a bank holding company headquartered in Christiansburg, Virginia, the parent company of First National Bank and FNB Salem Bank & Trust, National Association. If the merger is approved, you will have the option to elect to receive cash, or a number of shares of FNB stock, or a combination of cash and stock, subject to certain limitations. The amount of cash and the number of FNB shares issued in exchange for your BBI shares will be determined by a formula and will be based on the average closing price of FNB’s stock for the 30 trading days ending ten calendar days prior to the closing of the merger. FNB and BBI agreed that FNB will not be required to issue more than 1,522,279 shares of its common stock or less than 1,344,138 shares of its common stock in the merger.

The following table demonstrates the effect of the merger if you own one share of BBI common stock at the time of your election. This is based on assuming an average closing price of FNB’s stock for the 30 days ending ten calendar days prior to the closing of the merger of $    , and for the determination of market value, a closing price of FNB stock on the date of determination of $    :

If you choose:	Then you are asking to receive:	This choice is generally treated as:	Market value as of [date], 2003:
FNB Stock	shares	not taxable	$

Cash	$ in cash	taxable	$

Also, BBI and FNB have agreed that not less than 20% of the total consideration received by BBI shareholders from FNB will be cash and the remaining amount will be FNB stock. Therefore, the cash or FNB stock you actually receive may be different from your election based on the choices made by other BBI shareholders. The total estimated value of the merger to BBI shareholders is $50.8 million, based on an FNB share price of $28.00.

Any cash you receive will generally be taxable, at least to the extent of any gain you realize in the transaction, but you will not recognize gain or loss to the extent you receive FNB shares for your BBI shares.

As of [date], 2003, your board of directors, which owns or controls approximately    % of all BBI shares, has unanimously approved the merger and believes it is in the best interest of BBI and you, our shareholders, and will vote their shares in favor of the merger. Accordingly, the Board unanimously recommends that you vote “FOR” the merger.

This joint proxy statement/prospectus provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully, including the Risk Factors section, beginning on page 9.

We hope you will attend the Special Meeting. Whether or not you plan to attend, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed envelope. If you do not return your card or vote in person, the effect will be a vote against the merger. You can revoke your proxy by writing to us at any time before the meeting or by attending the meeting and voting in person.

Sincerely,

Harold K. Neal, President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The securities to be issued by FNB in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either FNB or BBI, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This joint proxy statement/prospectus is dated [date], 2003, and is first being mailed to shareholders on or about [date], 2003.

This joint proxy statement/prospectus incorporates by reference important business and financial information about FNB and BBI that is not included with this joint proxy statement/prospectus. Such documents are available without charge upon request from: FNB Corporation, 105 Arbor Drive, Christiansburg, VA 24073, (540) 382-4951, Attention: Secretary, as to FNB documents; Bedford Bancshares, Inc., 125 Main Street, Bedford, Virginia 24523, (540) 586-2590, Attention: Secretary, as to BBI documents. In order to ensure timely delivery of the documents, any request should be made by [date], 2003. The requested documents will be sent by first class mail within one business day of the receipt of the request.

[BBI Letterhead]

Notice of Special Meeting of Shareholders

To Be Held On [date], 2003

To Our Shareholders:

The Special Meeting of Shareholders of Bedford Bancshares, Inc. will be held on [date], 2003, at [name of location], [street address], [City], Virginia. The meeting will begin at [meeting time] local time. The Special Meeting is being held for the following purposes:

•	The approval and adoption of the Agreement and Plan of Merger between Bedford Bancshares, Inc. and FNB Corporation, a copy of which is enclosed as Appendix A. Shareholders are entitled to assert dissenter’s rights under Article 15 of the Virginia Stock Corporation Act, a copy of which is enclosed as Appendix D; and

•	Any other business properly brought before the meeting or any adjournments or postponements thereof. The Board of Directors is not aware of any other business to come before the meeting. Any action may be taken on the foregoing proposals at the meeting on the date specified above or on any date or dates to which the meeting may be adjourned.

Shareholders of record at the close of business on [record date], 2003, are entitled to notice of and to vote at the Special Meeting and any adjournment thereof.

YOUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THIS MERGER PROPOSAL.

The merger will not occur unless holders of more than two-thirds of the outstanding shares of BBI common stock approve it. If approved, we anticipate the merger will occur on or about [date], 2003.

The approximate date of mailing this joint proxy statement/prospectus and card is [date], 2003.

For information regarding the proposed merger, please review the joint proxy statement/prospectus delivered with this notice which discusses in detail the proposed merger.

By order of the Board of Directors,

Nancy T. Snyder, Secretary

Bedford, Virginia

[date], 2003

REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE MEETING IN PERSON, YOU ARE URGED TO VOTE PROMPTLY BY DATING, SIGNING AND RETURNING THE ENCLOSED PROXY CARD IN THE ACCOMPANYING ENVELOPE. YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO ITS EXERCISE IN THE MANNER PROVIDED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

[FNB Letterhead]

[date], 2003

Proposed Merger—Your Vote is Very Important

Dear Fellow Shareholders:

You are cordially invited to attend the Special Meeting of the shareholders of FNB Corporation on [date], 2003, at [time] at the FNB Center, 105 Arbor Drive, Christiansburg, Virginia 24073.

At the Special Meeting you will be asked to approve the proposed merger of FNB with Bedford Bancshares, Inc., a unitary savings and loan holding company headquartered in Bedford, Virginia and the parent company of Bedford Federal Savings Bank. In the merger, BBI shareholders will have the option to receive cash, or a number of shares of FNB stock, or a combination of cash and stock, subject to certain limitations. The amount of cash and the number of FNB shares issued in exchange for the BBI shares will be determined by a formula and will be based on the average closing price of FNB’s stock for the 30 trading days ending ten calendar days prior to the closing of the merger. FNB and BBI agreed that FNB will not be required to issue more than 1,522,279 shares of its common stock or less than 1,344,138 shares of its common stock in the merger. Also, FNB and BBI have agreed that no less than 20% of the total consideration received by BBI shareholders from FNB will be cash. The total estimated value of FNB stock and cash which FNB will pay to BBI shareholders is expected to be $50.8 million, based on an FNB share price of $28.00.

Your Board of Directors, which owns or controls approximately    % of all FNB shares, has unanimously approved the merger and believes it is in the best interest of FNB and you, our shareholders, and will vote their shares in favor of the merger. Accordingly, the Board unanimously recommends that you vote “FOR” the merger.

This joint proxy statement/prospectus provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully, including the Risk Factors section, beginning on page 9.

We hope you will attend the Special Meeting. Whether or not you plan to attend, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed envelope. If you do not return your card or vote in person, the effect will be a vote against the merger. You can revoke your proxy by writing to us at any time before the meeting or by attending the meeting and voting in person.

Sincerely,

Samuel H. Tollison, President and CEO

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The securities to be issued by FNB in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either FNB or BBI, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This joint proxy statement/prospectus is dated [date], 2003, and is first being mailed to shareholders on or about [date], 2003.

This joint proxy statement/prospectus incorporates by reference important business and financial information about FNB and BBI that is not included with this joint proxy statement/prospectus. Such documents are available without charge upon request from: FNB Corporation, 105 Arbor Drive, Christiansburg, VA 24073, (540) 382-4951, Attention: Secretary, as to FNB documents; Bedford Bancshares, Inc., 125 Main Street, Bedford, Virginia 24523, (540) 586-2590, Attention: Secretary, as to BBI documents. In order to ensure timely delivery of the documents, any request should be made by [date], 2003. The requested documents will be sent by first class mail within one business day of the receipt of the request.

[FNB Letterhead]

Notice Of Special Meeting Of Shareholders

To Be Held On [date], 2003

To Our Shareholders:

The Special Meeting of Shareholders of FNB Corporation will be held on [date], 2003, at [time] at the FNB Center, 105 Arbor Drive, Christiansburg, Virginia 24073, for the following purposes:

•	The approval and adoption of the Agreement and Plan of Merger between FNB Corporation and Bedford Bancshares, Inc., a copy of which is enclosed as Appendix A; and

•	Any other business properly brought before the meeting or any adjournments or postponements thereof. The Board of Directors is not aware of any other business to come before the meeting. Any action may be taken on the foregoing proposals at the meeting on the date specified above or on any date or dates to which the meeting may be adjourned.

Shareholders of record at the close of business on [record date, 2003], are entitled to notice of and to vote at the Special Meeting and any adjournment thereof.

YOUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THIS MERGER PROPOSAL.

The merger will not occur unless holders of a majority of the outstanding shares of FNB common stock approve it. If approved, we anticipate the merger will occur on or about [date], 2003.

The approximate date of mailing this joint proxy statement/prospectus and card is [date], 2003.

For information regarding the proposed merger, please review the joint proxy statement/prospectus delivered with this notice which discusses in detail the proposed merger.

By order of the Board of Directors,

Peter A. Seitz, Secretary

Christiansburg, Virginia

[date], 2003

REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE MEETING IN PERSON, YOU ARE URGED TO VOTE PROMPTLY BY DATING, SIGNING AND RETURNING THE ENCLOSED PROXY CARD IN THE ACCOMPANYING ENVELOPE. YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO ITS EXERCISE IN THE MANNER PROVIDED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

Appendices

A.	Agreement and Plan of Merger and the Plan of Merger between BBI and FNB, dated as of March 20, 2003	A-1

B.	Opinion of Trident Securities, a division of McDonald Investments, Inc.	B-1

C.	Opinion of The Carson Medlin Company	C-1

D.	Article 15 of the Virginia Stock Corporation Act	D-2

No person has been authorized to give any information or to make any representations not contained herein and, if given or made, such information or representations must not be relied upon as having been authorized. This joint proxy statement/prospectus does not constitute an offer to sell any securities other than the securities to which it relates or an offer to sell any securities covered by this joint proxy statement/prospectus in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer. Neither the delivery hereof nor any distribution of securities of FNB made hereunder shall, under any circumstances, create an implication that there has been no change in the facts set forth herein since the date hereof.

ii

SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. To better understand the merger of FNB Corporation and Bedford Bancshares, Inc., and for a more complete description of the merger and related transactions, we urge you to read this entire document carefully, including the appendices.

The Merger (page 19)

Pursuant to the Agreement and Plan of Merger, Bedford Bancshares, Inc. (“BBI”) will be merged into FNB Corporation (“FNB”) and FNB will survive. On the effective date of the merger, shareholders of BBI will receive cash and/or stock of FNB in exchange for each share of BBI common stock they own. The shareholders of BBI will be asked to elect their preference as to the proportion of cash and stock they will receive, but the total cash consideration to all BBI shareholders will be no less than 20% of the total consideration, the exact amount to be determined by FNB. Bedford Federal Savings Bank (“Bedford Federal”) will become a subsidiary of FNB and will continue to operate under its present name.

The Boards of FNB and BBI, by unanimous vote, have approved and adopted the Agreement and Plan of Merger and have determined that the merger is in the best interest of each company.

The merger will not occur unless the holders of more than two-thirds of the outstanding shares of BBI stock and a majority of the outstanding shares of FNB stock vote in favor of the merger.

The Companies (page 51)

The addresses and phone numbers for the companies are:

FNB Corporation	Bedford Bancshares, Inc.
105 Arbor Drive	125 W. Main Street
Christiansburg, Virginia 24073	Bedford, Virginia 24523
(540) 382-4951	(540) 586-2590

FNB

FNB is a Virginia bank holding company formed in 1996. FNB’s wholly-owned subsidiaries, First National Bank and FNB Salem Bank & Trust, National Association, offer a full array of banking services through twenty-nine branches, loan production and financial services offices located in Wythe, Pulaski, Giles, Montgomery and Roanoke counties and the towns of Wytheville, Pearisburg, Blacksburg, Dublin, Christiansburg and Vinton and the cities of Salem and Roanoke. First National Bank, organized in 1905, serves the commercial, business, agricultural, and personal banking needs of its market area, commonly referred to as the New River Valley. FNB Salem Bank & Trust was formed through the merger of Southwest Virginia Savings Bank F.S.B. and Salem Bank & Trust, National Association, and operates in the cities of Salem and Roanoke and in the Roanoke Valley.

BBI

BBI is a unitary savings and loan holding company formed in 1994. BBI’s wholly owned subsidiary, Bedford Federal, is a federally chartered stock savings bank headquartered in Bedford, Virginia, which operates a traditional savings bank business, attracting deposit accounts from the general public and using those deposits, together with other funds, primarily to originate and invest in loans secured by single-family residential real estate. Bedford Federal was organized in 1935 and serves a market consisting of Bedford City, Bedford County and portions of the City of Lynchburg, Campbell and Franklin counties. It operates with four offices and eight ATMs, all located in Bedford City and Bedford County.

Reasons for the Merger (page 20)

BBI’s Board of Directors

BBI’s Board of Directors supports the merger because it believes that a merger with FNB presents an opportunity for BBI to achieve greater operational scale and to increase its financial resources. The merger will allow BBI’s operations to benefit from FNB’s investments in technology and increase return on equity for its shareholders.

FNB’s Board of Directors

FNB’s Board of Directors supports the merger because it believes that BBI represents a strategic extension of FNB’s current market, particularly given that BBI has the largest share of its market. FNB will bring resources to BBI, both from an operational and sales perspective, to enable both companies to effectively leverage their growth better in BBI’s market than if either company acted alone.

BBI Shareholders Will Receive Cash or FNB Common Stock for Each BBI Share (page 45)

In the merger, BBI shareholders will have the option to elect to receive only cash for all shares, only FNB common stock for all shares, or if you own multiple shares of BBI stock, you may elect all cash for some shares and all stock for other shares, thereby receiving a combination of cash and stock for your BBI shares. You may also indicate no preference in return for each or all of your BBI shares, all subject to the limitations described below. As a BBI shareholder, if you indicate no preference, FNB will make the election for you and you may receive all cash, all FNB common stock or a combination of cash and FNB common stock.

As a BBI shareholder, for each share of your BBI stock converted into cash, you will receive an amount of cash which will be determined by multiplying an exchange ratio by the average of the last reported sales prices per share of FNB common stock as reported on the NASDAQ Exchange Composite Transactions Tape (as reported in The Wall Street Journal, or if not reported thereby, another authoritative source) for the 30 consecutive full trading days ending at the close of trading on the tenth calendar day before the date the merger closes (the “Average Closing Price of FNB Stock”). The following chart demonstrates the amount of cash you will receive for one share of BBI stock:

If the Average Closing Price of FNB Stock is:			The cash you will receive will be:
•	equal to or more than $23.50 and equal to or less than $26.00	è	•	0.9135 times the Average Closing Price of FNB Stock

•	more than $26.00 and less than $30.00	è	•	0.9135 times the Average Closing Price, to be decreased by 0.0133625 times the Average Closing Price for each $0.50 increase in the Average Closing Price of FNB Stock from $26.00 to $30.00

•	equal to or more than $30.00 and equal to or less than $32.50	è	•	0.8066 times the Average Closing Price of FNB Stock

For shares of BBI common stock you convert into shares of FNB common stock, the number of shares of FNB common stock you receive will also depend on the Average Closing Price of FNB Stock. The following chart demonstrates the number of FNB shares you will receive for one share of BBI stock:

If the Average Closing Price of FNB Stock is:			The number of FNB shares you will receive will be:
•	equal to or more than $23.50 and equal to or less than $26.00	è	•	0.9135 shares

•	more than $26.00 and less than $30.00	è	•	0.9135 shares to be decreased by 0.0133625 shares for each $0.50 increase in the Average Closing Price from $26.00 to $30.00

•	equal to or more than $30.00 and equal to or less than $32.50	è	•	0.8066 shares

In addition, FNB and BBI have agreed to the following requirements for the merger consideration:

•	FNB will not be required to issue more than 1,522,279 shares of its stock or less than 1,344,138 shares of its stock in the merger, and

•	the aggregate amount of cash to be paid to BBI shareholders will be at least 20% of the total merger consideration.

The following table illustrates what a holder of one hundred shares of BBI stock would receive in the following three scenarios:

	Scenario 1:	Scenario 2:		Scenario 3:
	Receives all cash(2)	Receives all FNB stock		Receives 20% in cash and 80% in stock
If the Average Closing Price of FNB Stock(1) is:		FNB Stock	Exchange Value(2),(3)	Cash(2),(3)	FNB stock	Exchange value of stock	Total Value(2),(3)
$23.50	$2,146.73	91 shares =	$2,146.73	$431.23 +	73 shares	$1,715.50 =	2,146.73
$25.75	$2,352.26	91 shares =	$2,352.26	$472.51+	73 shares	$1,879.75 =	2,352.26
$28.00	$2,408.28	86 shares =	$2,408.28	$504.28+	68 shares	$1,904.00 =	2,408.28
$30.25	$2,439.97	80 shares =	$2,439.97	$503.97+	64 shares	$1,936.00 =	2,439.97
$32.50	$2,621.45	80 shares =	$2,621.45	$541.45 +	64 shares	$2,080.00 =	2,621.45

(1)	Note, for every $0.50 increase in the Average Closing Price of FNB Stock between $26.00 and $30.00, the resulting exchange ratio decreases by 0.0133625. This means that for every $0.01 increase in the Average Closing Price of FNB Stock between $26.00 and $30.00, the resulting exchange ratio decreases by 0.00026725.
(2)	All consideration paid in cash is taxable to the recipient.
(3)	Includes cash paid in lieu of fractional shares.

In all cases, elections to receive cash or stock are subject to the requirement that the amount of cash to be distributed to BBI shareholders shall be at least 20% of the aggregate value of the merger consideration (plus any cash paid for fractional shares, and adjustment in limited circumstances). Therefore, the cash or stock a BBI shareholder actually receives may vary from the cash or stock he or she elected to receive. Also, FNB has the right to change the total cash paid to more closely follow the actual elections of BBI shareholders as long as the change in the cash consideration does not affect the desired tax treatment of the merger as a “reorganization” for federal income tax purposes.

For a discussion of the effect of the limitations on the maximum and minimum number of FNB shares that will be issued, and how your election might be affected by changes in the Average Closing Price of FNB stock, see “RISK FACTORS” on page 9.

You should not send in your stock certificates until you receive further instructions.

Any cash you receive will generally be taxable, at least to the extent of any gain you realize on your BBI shares, but you will not recognize gain or loss to the extent you receive FNB shares for your BBI shares.

Neither FNB nor BBI will recognize gain or loss as a result of the merger. Additionally, you will not recognize gain or loss by exchanging your BBI shares for shares of FNB common stock. In general, however, BBI shareholders will recognize taxable gain (but normally not in excess of your realized gain) for any cash they receive in the merger in exchange for shares of BBI stock or in lieu of fractional shares. BBI will receive a tax opinion from Troutman Sanders LLP with respect to the tax treatment of the merger, which is discussed in “THE MERGER—Federal Income Tax Consequences of the Merger.”

Market Price Information (page 11)

The following table sets forth the last sale price of FNB common stock, BBI common stock and the equivalent price per share on March 20, 2003, the last trade date before we announced the merger and on [date], 2003, the last practicable date prior to the mailing of this joint proxy statement/prospectus.

	FNB Common Stock	BBI Common Stock	Equivalent Price/Share
March 20, 2003	$29.93	$18.03	$24.20
[date], 2003	$—	$—	$—

We expect that the market prices of both FNB and BBI common stock will fluctuate prior to the closing of the merger. You should obtain current market quotations for FNB common stock (trading symbol “FNBP”) and BBI common stock (trading symbol “BFSB”) before you make your investment decision.

Allocation of Cash and Stock Consideration for BBI Shareholders (page 45)

The amount of cash and stock which you receive as a BBI shareholder may differ from your actual election because FNB will determine, within certain parameters, how much stock to issue, and the desired tax treatment of the merger limits the amount of cash BBI shareholders may receive. If BBI shareholders elect to receive more FNB common stock than permitted and you elected to receive FNB stock, you may receive part of your consideration in cash. If BBI shareholders elect to receive cash for more than desired by FNB or permitted, and you elected cash for your BBI shares, you may receive part of your consideration in the form of FNB common stock.

BBI Shareholders Will Receive Cash Instead of Fractional Shares (page 45)

BBI shareholders will receive cash in lieu of any fractional share of FNB common stock to be received in the merger.

FNB Shareholders Will Continue to Own the Same Number of Shares

If you are an FNB shareholder, your shares of FNB common stock will not change as a result of the merger and you will continue to own the same number of shares of FNB common stock after the merger as you owned before the merger.

The Portion of the Combined Company FNB Shareholders and BBI Shareholders Will Own After the Merger

Assuming that FNB issues the minimum amount of stock that it will be required to for merger consideration as contemplated by the Agreement and Plan of Merger, which is 1,344,138 shares, current FNB shareholders will own     % of the combined company and current BBI shareholders who exchanged their BBI shares for FNB shares will own     % of the combined company. Assuming that FNB issues the maximum amount of stock that it will be required to issue, which is 1,522,279 shares, then current FNB shareholders will own     % of the combined company and current BBI shareholders who exchanged their BBI shares for FNB shares will own     % of the combined company.

Dividends (page 11)

The Agreement and Plan of Merger does not generally restrict FNB’s or BBI’s ability to declare or pay regular periodic cash dividends consistent with past practice through the closing of the merger.

The current quarterly dividend for FNB is $0.17 per share. BBI currently pays a quarterly dividend of $0.13 per share. Following the merger, FNB intends to maintain its quarterly dividend at its current level. The FNB Board of Directors, however, will use its discretion to decide whether and when to declare dividends and in what amount.

Opinions of Financial Advisors (page 24)

BBI’s Financial Advisor

BBI’s financial advisor, Trident Securities, a division of McDonald Investments, Inc., has given an opinion to the BBI Board of Directors as of March 20, 2003, that, based on its analysis, the consideration to be paid to the BBI shareholders is fair to the BBI shareholders from a financial point of view. Trident Securities will be paid $65,000 plus an additional fee that will amount to 1.0% of the aggregate consideration received by BBI shareholders less $65,000, plus out-of-pocket expenses for its opinion and related financial advisory services. The opinion is attached as Appendix B to this joint proxy statement/prospectus and is described under “DESCRIPTION OF FAIRNESS OPINION OF BBI’S FINANCIAL ADVISOR.”

FNB’s Financial Advisor

FNB’s financial advisor, The Carson Medlin Company, has given an opinion to the FNB Board of Directors dated as of March 20, 2003, that, based on its analysis, the consideration to be paid to the BBI shareholders is fair to the FNB shareholders from a financial point of view. The Carson Medlin Company will be paid approximately $100,000 for its opinion and related financial advisory services. The opinion is attached as Appendix C to this joint proxy statement/prospectus, and is described under “DESCRIPTION OF FAIRNESS OPINION OF FNB’S FINANCIAL ADVISOR.”

Dissenter’s Rights (page 23)

Each holder of BBI common stock who dissents from the merger is entitled to the rights and remedies of dissenting shareholders as provided in Article 15 of the Code of Virginia, subject to compliance with the procedures set forth in the article. A copy of Article 15 of the Code of Virginia is attached as Appendix D to this joint proxy statement/prospectus. A vote against the merger will not in itself constitute written notice of a shareholder’s intent to demand payment under Article 15 and failure to vote will also not constitute timely written notice.

The Meetings (page 48)

The BBI Special Meeting

BBI will hold its Special Meeting of shareholders at [time] on [date], 2003 at [location, address, City], Virginia. Shareholders of BBI will be asked to approve the Agreement and Plan of Merger at the Special Meeting.

Approval of the merger will require the affirmative vote of more than two-thirds of the outstanding shares of BBI common stock. As a BBI shareholder, you will have one vote for each share of BBI common stock you held on [record date], 2003.

As of the date of this joint proxy statement/prospectus, directors and executive officers of BBI and their affiliates own approximately 18% of the shares of BBI common stock entitled to vote, which is approximately 26.8% of the vote required for approval of the Agreement and Plan of Merger.

The FNB Special Meeting

FNB will hold its Special Meeting of shareholders at [time] on [date], 2003, at the FNB Center, 105 Arbor Drive, Christiansburg, Virginia. Shareholders of FNB will be asked to approve the Agreement and Plan of Merger at the Special Meeting. Approval of the merger will require the affirmative vote of a majority of the outstanding shares of FNB common stock. As an FNB shareholder, you will have one vote for each share of FNB common stock you held on [record date], 2003.

As of the date of this joint proxy statement/prospectus, directors and executive officers of FNB and their affiliates own approximately     % of the shares of FNB common stock entitled to vote, which is approximately     % of the vote required for approval of the Agreement and Plan of Merger.

Recommendations of the Boards of Directors of BBI and FNB (page 49 and page 51)

BBI Shareholders

The BBI Board of Directors, by unanimous vote, has approved the Agreement and Plan of Merger, believes the merger is fair and in the best interests of BBI and the BBI shareholders, and recommends that BBI shareholders vote “FOR” the approval of the merger.

FNB Shareholders

The FNB Board of Directors, by unanimous vote, has approved the Agreement and Plan of Merger, believes that the merger is fair to FNB and FNB shareholders and is in the best interest of FNB, and recommends that FNB shareholders vote “FOR” approval of the merger.

Management Following the Merger (page 39)

In the merger, BBI will merge into FNB and FNB will be the surviving corporation. With the exception of the expected departure of Harold K. Neal, as President and Chief Executive Officer of BBI and Bedford Federal, the directors, officers and employees of Bedford Federal will not change as a result of the merger. FNB will choose an individual to be appointed to the Board of Directors of Bedford Federal. Also, the number of directors of FNB will be increased by two members who will be appointed to the FNB Board. At the next annual meeting of shareholders of FNB, the Nominating Committee of the FNB Board will nominate and recommend to shareholders of FNB that these same individuals be elected to the Board of FNB.

Background of Merger (page 19)

In June and July 2002, executive management of BBI and FNB engaged in informal discussions regarding a possible strategic combination of the two companies and agreed to sign a confidentiality agreement and share certain non-public information regarding operations and strategic plans. In July 2002, BBI contacted Trident Securities, a division of McDonald Investments, Inc., to discuss the possible merger and other strategic alternatives. In September 2002, FNB submitted a non-binding indication of interest to BBI proposing a merger between the two parties. Discussion of the terms for the merger and the conduct of due diligence ensued. In early December 2002, however, discussions between the parties were suspended. Representatives of FNB met with the BBI Board of Directors in late January 2003 and the parties resumed negotiations in mid-February 2003. FNB and BBI exchanged proposals during the succeeding three weeks culminating in an Agreement and Plan of Merger being approved unanimously by each Board on March 20, 2003. A joint press release announcing the execution of the Agreement and Plan of Merger was issued on March 21, 2003.

Terms of the Agreement and Plan of Merger (page 42)

The Agreement and Plan of Merger is attached as Appendix A to this joint proxy statement/prospectus. You are encouraged to read the Agreement and Plan of Merger in its entirety.

Conditions to the Merger (page 42)

Completion of the merger is subject to a number of conditions, including:

•	approval by the holders of more than two-thirds of the outstanding shares of common stock of BBI and by the holders of a majority of the outstanding shares of common stock of FNB;

•	approval by the Federal Reserve Board and the Virginia State Corporation Commission and any other regulatory authority whose approval is required for consummation of the merger so long as such approval shall not have imposed any condition or requirement which would so materially adversely impact the economic or business benefits of the merger;

•	receipt by FNB and BBI of an opinion of counsel that the merger will be treated as a reorganization under the Internal Revenue Code and that no gain or loss will be recognized by shareholders of BBI to the extent they receive FNB common stock;

•	each company’s performance in all material respects of its obligations under the Agreement and Plan of Merger;

•	each company’s representations and warranties contained in the Agreement and Plan of Merger being, and continuing to be, true and correct in all material respects and each of FNB and BBI shall have complied in all material respects with their respective obligations in the Agreement and Plan of Merger; and

•	no injunction that prohibits the merger.

Termination of the Merger (page 43)

The Agreement and Plan of Merger allows for termination of the agreement for a number of reasons, including:

•	by mutual consent of FNB and BBI;

•	by either company if the closing of the merger does not occur on or before December 1, 2003;

•	by either company if the required BBI shareholder or FNB shareholder approval is not obtained;

•	by either company if other conditions to the merger have not been met or waived;

•	by either company based on an uncured material breach of the other;

•	by BBI if the Average Closing Price of FNB Stock (which is defined to be average of the last reported sales prices per share of FNB common stock as reported on the NASDAQ Exchange Composite Transactions Tape (as reported in The Wall Street Journal, or if not reported thereby, another authoritative source) for the 30 consecutive full trading days ending at the close of trading on the tenth calendar day before the date the merger closes) is less than $23.50;

•	by FNB if the Average Closing Price of FNB’s Stock is greater than $32.50; or

•	by FNB due to the occurrence of a Termination Event, as described below.

Termination Fees (page 44)

If either company terminates the Agreement and Plan of Merger because of the other company’s material breach or failure to comply with its obligations under the Agreement and Plan of Merger, the terminating party will be reimbursed by the other for its costs and expenses.

BBI has agreed to pay FNB a termination fee of $500,000 within five business days after written notice of FNB’s termination of the Agreement and Plan of Merger because of any of the following “Termination Events”:

•	BBI, without having received FNB’s prior written consent, enters into an agreement to be acquired by someone other than FNB or such other person acquires directly from BBI securities representing 20% or more of the voting power of BBI; or

•	another person acquires beneficial ownership or a right to acquire beneficial ownership of 20% or more of the outstanding common stock of BBI; or

•	another person makes a bona fide proposal to BBI by public announcement or written communication that becomes the subject of public disclosure to acquire BBI by merger, share exchange or other similar transactions and following such bona fide proposal, the Agreement and Plan of Merger with FNB fails to receive the required approval of the BBI shareholders.

Amendment to or Waiver of the Agreement and Plan of Merger Provisions (page 43)

FNB and BBI may jointly amend the Agreement and Plan of Merger, and each of FNB and BBI may waive their rights to require the other party to follow particular provisions of the Agreement and Plan of Merger. However, the Agreement and Plan of Merger may not be amended after shareholders have approved it if the amendment would legally require it to be resubmitted to BBI shareholders or FNB shareholders or would violate Virginia law.

Regulatory Approvals (page 42)

FNB and BBI must receive the approvals of the Board of Governors of the Federal Reserve System and the Virginia State Corporation Commission to complete the merger if shareholders approve the transaction. Under applicable Office of Thrift Supervision regulations, BBI must apply for release from registration as a savings and loan holding company.

Interests of Certain Persons in the Merger (page 39)

Some of the executive officers of BBI have interests in the merger other than their interests as shareholders. On the effective date of the merger, the existing employment agreement for Harold K. Neal, the President and Chief Executive officer of BBI and of Bedford Federal, will be amended to terminate his employment as of the effective date of the merger. Mr. Neal will receive a severance payment of approximately $483,000. On the effective date of the merger, FNB will also enter into an agreement with Mr. Neal in which FNB will agree to pay Mr. Neal $50,000 each year for two years, in consideration for his agreement not to compete with FNB and its affiliates for a period of two years.

In addition, under the Agreement and Plan of Merger, except for stock options which qualify as incentive stock options under Section 422 of the Internal Revenue Code, BBI will take all appropriate steps to cause all outstanding stock options under BBI’s 1994 Stock Option Plan to officers and directors of BBI and its affiliates not to be exercised. Incentive stock options may be exercised up to the effective date of the merger. At the effective date of the merger, all unexercised stock options will be cashed out for a payment for each optioned share equal to the excess of the cash merger consideration for the share over the exercise price for the share and the BBI’s 1994 Stock Option Plan will be terminated. As of the effective date of the merger, all prior awards under Bedford Federal’s Recognition and Retention Plan will become vested without regard to any prior schedules established and that plan will be terminated. In addition, FNB and BBI have agreed that the benefits of employees participating in the Bedford Federal ESOP on the effective date of the merger will then become fully vested under that plan, that the merger consideration received for unallocated Bedford Federal ESOP shares will be used to pay the remaining balance of the Bedford Federal ESOP loan outstanding at the effective date of the merger, and the excess of the merger consideration received for unallocated Bedford Federal ESOP shares over the remaining balance of the Bedford Federal ESOP loan outstanding at the effective date for the merger will be allocated to participants in the Bedford Federal ESOP as provided in the Bedford Federal ESOP plan document. After the effective date of the merger, the Bedford Federal ESOP will be continued, until merged into FNB’s ESOP.

All members of the Board of Directors of Bedford Federal anticipate they will continue to serve as directors of Bedford Federal after the effective date of the merger. In the event that Bedford Federal is merged with another bank of FNB within three years of the effective date of the merger, then such directors shall be appointed as advisory directors and continue to receive their monthly board fees through the end of such three-year period.

Accounting Treatment (page 21)

The merger will be accounted for under the purchase method of accounting.

Listing of FNB Common Stock (page 55)

FNB common stock trades on the NASDAQ National Market System under the symbol “FNBP.”

Differences in the Rights of BBI and FNB Shareholders (page 55)

There are some significant differences in the rights of BBI shareholders and FNB shareholders under their respective articles of incorporation and bylaws. For example, there are significant differences concerning the rights of shareholders to amend the articles and bylaws and to approve a merger.

Resales of FNB Common Stock (page 45)

Generally, shares of FNB common stock received by BBI shareholders in the merger will be freely transferable. However, resales of shares held by BBI “affiliates” under applicable federal securities laws (generally directors, certain executive officers and shareholders owning ten percent or more of the issued and outstanding shares) will be restricted.

RISK FACTORS

Shareholders of BBI and FNB should consider carefully all the information contained in this joint proxy statement/prospectus, including the following:

Effects of Combining FNB and BBI

Combining FNB and BBI may be more difficult, costly or time-consuming than we expect. FNB and BBI have operated, and, until the completion of the merger, will continue to operate, independently. We do not expect much disruption because the banks to be owned by the combined company following the merger, First National Bank, FNB Salem Bank & Trust, National Association, and Bedford Federal will continue to operate independently. However, it is possible that the integration process could result in the loss of some employees and some disruption of ongoing business although we do not anticipate that such circumstances will be material.

Effects of Fluctuations in Trading Price of FNB Common Stock

The Agreement and Plan of Merger provides that BBI shareholders will receive for each of their BBI shares either cash or an amount of FNB common stock, each to be determined by reference to the Average Closing Price of FNB Stock (the average closing price for the 30 trading days ending ten calendar days prior to the close of the merger). If you own multiple shares of BBI stock, you may elect all cash for some shares and all stock for other shares, thereby receiving a combination of cash and stock for your BBI shares. It is possible that the market value of the FNB common stock which you receive might move higher or lower depending on the direction of the price movement of FNB stock after the expiration of the period during which the Average Closing Price of FNB Stock is calculated. Also, there can be no assurance that following the merger the price of FNB stock will not decline from the Average Closing Price used in calculating the number of FNB shares you will receive in the merger.

Cash and/or Stock Paid in the Merger May be Different From What Shareholders Elect

Your election to receive cash or stock may not be honored for the following reasons. The aggregate amount of cash FNB will pay in exchange for BBI stock in the merger will not be less than 20% of the total merger consideration received by BBI shareholders and will be determined by the FNB Board of Directors. In addition, the parties have agreed that FNB will not be required to issue more than 1,522,279 shares of its common stock or less than 1,344,138 shares of its common stock in the merger. If you, along with other BBI shareholders, make elections for too many shares of BBI stock to be converted into cash, you may receive part of your consideration in the form of FNB stock. On the other hand, if you, along with other BBI shareholders, make elections for too many shares of FNB stock, you may receive part of your consideration in the form of cash. Although FNB may allocate the amount of cash and shares of FNB common stock to closely follow the actual elections of shareholders, the allocation amounts may be insufficient to follow shareholders’ actual elections exactly. FNB may not allocate the amount of cash or increase the number of shares issued if such allocation would prevent the desired tax treatment of the merger as a “reorganization” for federal income tax purposes.

Future Results of the Combined Companies May Differ From the Pro Forma Financial Information Presented in this Document.

Future results of the combined company may be materially different from those shown in the pro forma financial statements that only show a combination of our historical results of the two companies as of fiscal yearend 2002.

FORWARD LOOKING STATEMENTS

This joint proxy statement/prospectus contains or incorporates by reference certain forward looking statements with respect to the financial condition, results of operations and business of FNB and, assuming the consummation of the merger of FNB and BBI including statements relating to the impact of the merger on revenues, including the potential for enhanced revenues. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward looking statements include, among others, the following possibilities: (1) costs or difficulties related to the integration of the businesses of BBI with FNB, are greater than expected; (2) revenues following the mergers are lower than expected; (3) competitive pressure among depository institutions increases significantly; (4) changes in the interest rate environment reduce interest margins; (5) general economic conditions, either nationally or in Virginia in which the combined company will be doing business, are less favorable than expected; or (6) legislation or regulatory changes adversely affect the businesses in which the combined company would be engaged.

COMPARATIVE MARKET PRICE INFORMATION

FNB

The shares of FNB common stock are listed for trading on the NASDAQ National Market System under the symbol “FNBP”. The following table sets forth, for the fiscal quarters indicated, the dividends paid and the high and low sales prices of FNB shares as reported under the NASDAQ Composite Transactions Reports in The Wall Street Journal.

	FNB
	High	Low	Dividend
2003
First Quarter	$30.40	$23.00	$0.17
2002
First Quarter	20.00	18.26	0.17
Second Quarter	31.08	19.00	0.17
Third Quarter	31.94	28.53	0.17
Fourth Quarter	31.00	23.70	0.17
2001
First Quarter	16.40	14.75	0.17
Second Quarter	17.92	15.39	0.17
Third Quarter	19.58	17.03	0.17
Fourth Quarter	19.81	18.92	0.17

Both the trading values and per share dividends above have been adjusted to retroactively reflect the effect of a 6% stock dividend in 2002.

FNB currently pays regular quarterly dividends on its common stock and, over the past four years, has had a dividend payout ratio in the range of approximately 35% to 45% of recurring earnings. FNB expects that it will continue to pay a quarterly dividend, but may change that policy based on business conditions, its financial condition and earnings or other factors.

The table below shows the high, low and closing prices of FNB’s common stock on March 20, 2003, the last full trading day before public announcement of the proposed merger.

	High	Low	Close	Volume
Market value per share	$29.93	$29.93	$29.93	2,062

BBI

The BBI shares are listed for trading on the NASDAQ National Market System under the symbol “BFSB”. The following table sets forth, for the fiscal quarters indicated, the dividends paid and the high and low sales prices of BBI shares as reported under the NASDAQ Composite Transactions Reports in The Wall Street Journal.

	BBI
	High	Low	Dividend
2003
First Quarter	$18.45	$15.66	$0.12
Second Quarter	23.99	15.56	0.12
2002
First Quarter	14.00	12.25	0.11
Second Quarter	14.35	13.50	0.11
Third Quarter	18.42	13.84	0.12
Fourth Quarter	17.92	13.40	0.12
2001
First Quarter	10.50	8.00	0.10
Second Quarter	10.25	8.88	0.10
Third Quarter	10.76	9.13	0.11
Fourth Quarter	13.90	10.64	0.11

BBI currently pays regular quarterly dividends on its common stock and, over the past four years, has had a dividend payout ratio in the range of approximately 32% to 38% of recurring earnings.

The table below shows the high, low and closing prices of BBI’s common stock on March 20, 2003, the last full trading day before public announcement of the proposed merger.

	High	Low	Close	Volume
Market value per share	$18.03	$17.50	$18.03	1,000

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

FNB and BBI are providing the following selected historical financial information to aid you in your analysis of the financial aspects of the merger. This information is only a summary and you should read it in conjunction with the historical consolidated financial statements of FNB and BBI and the related notes contained in Annual Reports on Forms 10-K and 10-KSB that FNB and BBI have previously filed with the Securities and Exchange Commission. See “AVAILABLE INFORMATION”.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA FOR FNB

	For the Year Ended December 31,
	2002	2001	2000	1999	1998
	(Amounts in thousands, except percentage and per share data)
EARNINGS SUMMARY:(2)
Interest income	$59,618	$47,850	$42,017	$37,563	$34,931
Interest expense	22,196	22,827	20,102	17,610	17,249
Provision for loan losses	1,369	1,637	1,082	1,445	1,135
Noninterest income	11,545	5,798	3,528	3,729	3,437
Noninterest expense	31,282	19,900	15,073	13,964	12,396
Net income	11,091	6,734	6,834	6,327	5,931

SHARE DATA:(1)
Weighted average common shares outstanding:
Basic	5,587	4,373	4,233	4,221	4,197
Fully Diluted	5,833	4,404	4,233	4,221	4,197
Net income per common share:
Basic	$1.93	$1.54	$1.61	$1.50	$1.41
Fully Diluted	1.90	1.53	1.61	1.50	1.41
Cash dividends per common share	.68	.68	.66	.59	.54

BALANCE SHEET SUMMARY:(2)
Loans, net of unearned income	$691,661	$648,263	$409,586	$382,272	$328,599
Total assets	992,431	954,450	539,231	516,906	461,916
Total deposits	845,688	806,787	431,659	398,871	386,257
Trust preferred	15,464	14,549	—	—	—
Total stockholders’ equity	95,099	86,633	51,942	47,579	44,401

PERFORMANCE RATIOS:
Return on average assets	1.16%	1.04%	1.32%	1.30%	1.34%
Return on average stockholders’ equity	12.36	11.67	13.77	13.75	14.00
Dividend payout ratio	35.37	44.85	40.94	39.89	38.44
Average equity to average assets	9.36	8.89	9.58	9.44	9.60

(1)	All share and per share data have been adjusted retroactively to reflect a 6% stock dividend in 2002 and a 10% stock dividend in 1999.
(2)	The financial data includes the impact of acquisitions during and at yearend 2001.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA FOR BBI

	For the Year Ended September 30,
	2002	2001	2000	1999	1998
	(Amounts in thousands, except percentage and per share data)
EARNINGS SUMMARY:
Interest income	$15,612	$14,996	$13,368	$11,894	$11,299
Interest expense	7,888	8,261	7,125	6,031	5,809
Provision for credit losses	295	150	120	90	90
Noninterest income	1,843	1,137	1,040	1,069	863
Noninterest expense	4,570	3,976	3,484	3,328	3,130
Net income	2,939	2,325	2,249	2,191	1,973

SHARE DATA:
Weighted average common shares outstanding:
Basic	1,979	2,054	2,077	2,167	2,183
Fully Diluted	2,057	2,143	2,158	2,285	2,320
Net income per common share:
Basic	$1.49	$1.13	$1.08	$1.01	$.90
Fully Diluted	1.43	1.09	1.04	.96	.85
Cash dividends declared per common share	0.47	0.43	0.39	0.34	0.30

BALANCE SHEET SUMMARY:
Loans, net	$219,634	$184,405	$169,592	$147,689	$129,744
Total assets	255,614	214,305	187,541	165,737	158,711
Total deposits	177,214	149,167	129,770	114,720	107,086
Total stockholders’ equity	24,562	23,303	22,556	21,066	21,248

PERFORMANCE RATIOS:
Return on average assets	1.25%	1.17%	1.26%	1.35%	1.33%
Return on average stockholders’ equity	12.40	10.05	10.37	10.13	9.68
Dividend payout ratio	31.54	38.05	36.11	33.66	33.33
Average equity to average assets	10.09	10.87	12.11	13.72	14.21

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following selected unaudited pro forma combined financial data gives effect to the proposed merger of BBI into FNB as though it had occurred as of the beginning of each company’s year ended in 2002 with respect to the periods for which income statement related data is presented and as though the proposed merger of BBI into FNB was effective as of the end of each of their respective years ended in 2002 in the case of balance sheet data. FNB reports its operating results on a calendar year basis while BBI reports on a fiscal year ending on September 30. For purposes of this selected unaudited pro forma combined financial data, the companies have been combined as though they report using the same accounting period and the transaction was completed at a $28.00 per share market value of each FNB share.

The adjustments necessary to present this pro forma combined financial data are based upon available information and assumptions that management believes are reasonable. However, it is expected that some integration expenses will be incurred in the combining of the companies and that the combination will provide enhanced opportunities to earn more revenue. The pro forma information does not reflect those financial expenses or benefits. The pro forma information, while helpful in illustrating the financial characteristics of the combined company, are not necessarily indicative of the operating results or financial condition of the combined company that would have occurred had the merger occurred at the beginning of the periods presented, nor is the selected unaudited pro forma combined financial data necessarily indicative of future operating results or financial position of the combined company.

The merger of BBI into FNB is accounted for using the purchase method of accounting (see “ACCOUNTING TREATMENT”). Under this method of accounting, the assets and liabilities of BBI are adjusted to their fair value as of the merger date and the amount of the purchase price that exceeds the fair value of the assets acquired less the liabilities assumed is recorded as goodwill and will be reviewed for impairment in future accounting periods.

The selected unaudited pro forma combined financial data is based on, is qualified in its entirety by, and should be read in conjunction with the consolidated historical financial statements of FNB and BBI incorporated by reference in this joint proxy statement/prospectus, as well as the Unaudited Pro Forma Combined Condensed Financial Statements and notes thereto beginning on page 62. See “AVAILABLE INFORMATION,” and “INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.”

SELECTED PRO FORMA COMBINED BALANCE SHEET DATA

As of Yearend 2002
(in thousands)
Total assets	$1,282,049
Loans, net of allowance for loan losses	905,944
Total deposits	1,025,974
Stockholders’ equity	135,223

SELECTED PRO FORMA COMBINED STATEMENT OF INCOME DATA

Year Ended 2002
(in thousands)
Interest income	$72,663
Interest expense	27,690
Noninterest income	13,388
Noninterest expense	36,922
Net Income	12,878
Weighted average common shares outstanding for:
Basic earnings per share	7,169
Fully diluted earnings per share	7,244

PRO FORMA COMBINED PER COMMON SHARE DATA

Year Ended 2002
Basic earnings per common share	$1.80
Fully diluted earnings per common share	1.78
Cash dividends declared	0.68
Book value at Yearend 2002	18.68

SELECTED PRO FORMA COMBINED FINANCIAL RATIOS

Year Ended 2002
Return on average assets	1.05%
Return on average stockholders’ equity	9.96%
Average stockholders’ equity to average total assets at Yearend 2002	10.53%

For additional information, please read the Unaudited Pro Forma Combined Condensed Financial Statements and notes thereto beginning on page 62, and the section entitled “COMPARATIVE PER SHARE DATA.” That section details the estimated effects of the proposed transaction under three separate assumptions regarding the market price of FNB common stock upon which the ultimate exchange ratios for the merger will be based. The Selected Pro Forma financial information above reflects the midpoint assumption of a $28.00 stock price.

COMPARATIVE PER SHARE DATA

The following table sets forth certain historical, pro forma and pro forma equivalent per share financial information for the common stock of FNB and BBI. For financial reporting purposes, FNB has a fiscal year ending December 31 while BBI has a fiscal year ending September 30. The pro forma and pro forma equivalent per share information gives effect to the merger as if the merger had been effective as of each company’s respective year ended in 2002 in the case of the book value data, and as if the merger had become effective at the beginning of the last fiscal yearend, in the case of the net income and dividends declared data presented. The pro forma data in the tables assumes that the merger is accounted for using the purchase method of accounting. See “ACCOUNTING TREATMENT.”

The information presented herein is based on, and is qualified in its entirety by the historical financial statements, including the notes thereto, of FNB and BBI incorporated by reference herein, and should be read in conjunction therewith. See “AVAILABLE INFORMATION,” and “INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.” The pro forma and equivalent pro forma per share data in the following tables are presented for comparative purposes only and are not necessarily indicative of what the combined financial position or results of operations would have been had the merger been consummated during the periods or as of the date for which such pro forma tables are presented.

The ultimate exchange ratio for the merger will be based upon the average per share market price of FNB common stock for the 30 consecutive full trading days ending at the close of trading on the tenth calendar day before the date the merger closes. The tables below reflect three potential per share market prices of FNB common stock: $23.50 (floor price), $28.00 (midpoint of the range) and $32.50 (ceiling price).

ASSUMES FNB STOCK PRICE OF $23.50/SHARE (Floor)

	FNB DECEMBER 31, 2002	BBI SEPTEMBER 30, 2002	PRO FORMA COMBINED	PER EQUIVALENT BBI SHARE
NET INCOME FOR THE YEAR ENDED IN 2002
Basic	$1.93	$1.49	$1.77	$1.62
Fully diluted	$1.90	$1.43	$1.76	$1.61
CASH DIVIDENDS DECLARED PER SHARE
Year ended in 2002	$0.68	$0.47	$0.68	$0.62
BOOK VALUE PER SHARE
As of Yearend 2002	$16.52	$12.21	$18.45	$16.85

ASSUMES FNB STOCK PRICE OF $28.00/SHARE (Midpoint)

	FNB DECEMBER 31, 2002	BBI SEPTEMBER 30, 2002	PRO FORMA COMBINED	PER EQUIVALENT BBI SHARE
NET INCOME FOR THE YEAR ENDED IN 2002
Basic	$1.93	$1.49	$1.80	$1.55
Fully diluted	$1.90	$1.43	$1.78	$1.53

CASH DIVIDENDS DECLARED PER SHARE

Year ended in 2002	$0.68	$0.47	$0.68	$0.58

BOOK VALUE PER SHARE
As of yearend 2002	$16.52	$12.21	$18.68	$16.06

ASSUMES FNB STOCK PRICE OF $32.50/SHARE (Ceiling)

	FNB DECEMBER 31, 2002	BBI SEPTEMBER 30, 2002	PRO FORMA COMBINED	PER EQUIVALENT BBI SHARE
NET INCOME FOR THE YEAR ENDED IN 2002
Basic	$1.93	$1.49	$1.82	$1.47
Fully diluted	$1.90	$1.43	$1.80	$1.45

CASH DIVIDENDS DECLARED PER SHARE

Year ended in 2002	$0.68	$0.47	$0.68	$0.55

BOOK VALUE PER SHARE
As of Yearend 2002	$16.52	$12.21	$18.91	$15.25

THE MERGER

The following information describes information pertaining to the merger of BBI and FNB. This description is qualified in its entirety by reference to the appendices hereto, including the Agreement and Plan of Merger, which is attached as Appendix A and is incorporated herein by reference. All shareholders are urged to read the appendices in their entirety.

Background of the Merger

BBI engaged Trident Securities, a division of McDonald Investments, Inc. in early 2000 to advise the BBI Board of Directors concerning strategies to maximize shareholder value of the company, including a possible sale of the company. To that end, BBI and Trident Securities evaluated different tactics to accomplish BBI’s goal, including contact with a number of different merger candidates. In mid-2000, Trident contacted FNB on behalf of BBI to ascertain FNB’s interest in BBI. The parties held discussions, but mutually concluded to defer further discussions given FNB’s then pending acquisitions (i.e. SWVA Bancshares, Inc., the parent of Southwest Virginia Savings Bank and the purchase of two branches from First Union). However, both parties expressed a desire to return to further discussions in the future should circumstances permit.

In June and July, 2002, executive management of BBI and FNB again engaged in informal discussions regarding a possible strategic combination of the two companies. As discussions continued, the parties entered into a confidentiality agreement, whereby BBI would share with FNB certain non-public information regarding its operations and strategic plans. In July 2002, BBI contacted Trident to discuss its informal dialogue with FNB and instructed Trident to provide for BBI an analysis of the advantages and disadvantages of involving itself in a negotiated transaction versus undertaking an auction process. Following a thorough review of the pros and cons of a negotiated versus auction process, BBI instructed Trident to represent it in exclusive merger negotiations with FNB. As part of its engagement, Trident compiled an Information Memorandum on BBI and provided the material to FNB representatives.

On September 12, 2002, FNB submitted to BBI a non-binding indication of interest to BBI proposing a merger between the two parties, which was followed by an amendment to the indication of interest on September 16, 2002. On September 18, 2002, Trident met with the BBI Board of Directors to review and discuss the terms of FNB’s proposal. After discussing all issues related to the proposal, BBI’s Board instructed Trident to contact FNB and invite its management and advisors to perform due diligence on BBI and also to schedule BBI’s due diligence of FNB. During October, 2002, due diligence was conducted by both parties. Between late October and early December, 2002, the respective managements of BBI and FNB concluded due diligence and directed the counsel for each bank to commence drafting a definitive agreement to merge BBI into FNB.

However, due to a decline in FNB’s stock price between the time of the original indication of interest in September and the end of due diligence in early December, 2002, Trident and BBI management requested that FNB restructure its original pricing and collar structure so that BBI would receive consideration at a level more in line with the original proposal made by FNB. As FNB and BBI could not reach a mutually satisfactory agreement on the pricing and collar structure of a merger and due to the reorganization in the senior management of FNB, the two parties agreed to suspend negotiations.

In late January 2003, representatives of FNB met with the BBI Board of Directors and in mid-February 2003, the Board of BBI authorized management of BBI to resume negotiations with FNB. The parties agreed to resume negotiations based upon updated financials as of December 31, 2002 for both companies and the more recent trading prices of FNB stock. This process resulted in a slight modification of the exchange ratio and collars to reflect these changes but no significant change in the consideration ultimately paid to BBI shareholders. This modification allowed BBI shareholders to benefit from any increase in the price of FNB stock between $26.00 and $30.00 per share while providing protection to FNB shareholders outside of that trading range. FNB and BBI exchanged proposals during the succeeding three weeks culminating in the definitive agreement approved unanimously by each Board on March 20, 2003. A joint press release announcing the execution of the Agreement and Plan of Merger was issued on March 21, 2003.

Reasons of BBI for the Merger

In determining to approve the merger agreement and the transactions contemplated therein and to recommend its approval to the BBI shareholders, the BBI Board reviewed and considered a number of factors, including, without limitation, the following:

•	the financial condition, results of operations, cash flow, business and prospects of BBI and FNB;

•	the operating environment for BBI, including, but not limited to, the continued consolidation and increasing competition in the banking and financial services industries and the prospect for further changes in the industry;

•	BBI’s ability to achieve greater operational scale and increase its financial resources to enable substantial investments in technology and increase BBI’s return on equity, which are necessary to remain competitive in the long-term;

•	the BBI Board’s belief that the merger is attractive in that the merger allows BBI shareholders to become shareholders of a larger, more diversified institution;

•	while no assurances can be given, the anticipated cost savings, operating efficiencies and enhanced revenue opportunities available to the combined company from the merger, including, without limitation, revenue enhancements driven by a broader array of products and repricing initiatives;

•	that FNB has consistently paid dividends to its shareholders;

•	the BBI Board’s assessment that the combined company resulting from the merger would better serve the convenience and needs of its customers and the communities it serves as a result of being affiliated with a larger bank holding company (as compared to BBI remaining independent), thereby affording access to greater financial, managerial and technological resources and an ability to offer an expanded range of products and services; and

•	the financial presentation and opinion of Trident Securities rendered to the BBI Board as to the fairness, from a financial point of view, of the merger consideration to holders of BBI Common Stock (see “DESCRIPTION OF FAIRNESS OPINION OF BBI’S FINANCIAL ADVISOR”).

In reaching its determination to approve and recommend the merger, the BBI Board did not assign any relative or specific weights to the various factors considered by it, and individual directors may have given differing weights to different factors. The foregoing discussion of the information and factors considered by the BBI Board is not intended to be exhaustive but is believed to include all material factors considered by the BBI Board.

Based on the foregoing, the BBI Board believes that the merger is in the best interests of BBI and its shareholders and unanimously recommends that BBI shareholders vote “FOR” approval of the merger agreement.

Reasons of FNB for the Merger

The FNB Board of Directors, after consideration of relevant business, financial, legal and market factors, approved the Agreement and Plan of Merger on March 20, 2003. FNB’s Board of Directors considered all material factors although it did not assign any relative or specific weight to them. FNB, in considering the merger, took into account its stated strategic long-term goal of continuing to expand FNB in strong contiguous markets. The population of Bedford County, Virginia grew at a faster pace between 1990 and 2000 than another market contiguous to FNB’s existing markets. In this regard, FNB looked at the earnings potential of BBI giving consideration to BBI’s size, stockholder base, management expertise, and its locations. The FNB Board also considered potential adverse consequences of transactions similar to the merger, including the need to expend substantial management time in order to integrate operations and thereby capture the benefits contemplated by the merger. FNB also considered the advice of its financial advisor, The Carson Medlin Company, that the consideration paid to BBI shareholders was fair, from a financial point of view, to FNB’s shareholders. After considering these factors, FNB determined that the merger would further its long-term goals and would enhance FNB’s shareholder value, while permitting FNB to continue to grow and expand as an independent bank holding company. FNB expects the merger to improve cash basis earnings per share after the first year of combined operations, based on the assumption of potential cost savings in the first year of combined operations, but no assurance can be given that difficulties will not be encountered in integrating the operations of FNB and BBI or that the benefits and attendant cost savings expected from such integration will be realized. Any delays or unexpected costs incurred in connection with such integration could affect the anticipated results of operations or financial condition of FNB after the merger.

Accounting Treatment

The merger will be accounted for by FNB under the purchase method of accounting for financial reporting purposes in accordance with Financial Accounting Standards Board Statement No. 141, “Business Combinations,” and Statement No. 142, “Goodwill and Other Intangible Assets.” Under Statement No. 141, the purchase price will be allocated to assets acquired and liabilities assumed based on their fair values at the date of the acquisition. Any excess of purchase price over the net fair value of assets acquired and liabilities assumed will be recorded as goodwill. Based upon the assumptions as to estimated fair value of assets acquired and liabilities assumed incorporated in the pro forma financial information included herein, which reflect accounting adjustments that assume an effective date of merger of December 31, 2002, approximately $22.9 million of goodwill will result from the proposed merger transaction. Under Statement No. 142, the amount of goodwill recorded in the transaction will not be periodically amortized against income as previously required by Accounting Principles Board Opinion No. 16, as amended, but will be subject to periodic testing for impairment. The income statement of the combined company will not include the operations of BBI prior to the effective date of the merger.

Financing of the Merger

FNB intends to finance the cash portion of the merger consideration to be paid by FNB to BBI shareholders through internally generated cash and, to the extent necessary, through the participation, in an amount not to exceed $12,000,000, in a pool of subordinated debt securities issued by FNB and other financial institutions to a trust in a method generally referred to as a trust preferred financing. Any excess proceeds of the financing not used to pay cash to BBI shareholders will be retained by FNB for future corporate needs such as internal growth, share repurchases, or additional acquisitions. The proceeds from the sale of the trust preferred securities will be treated as capital of FNB for regulatory purposes. Typically, the after-tax cost of raising capital by way of a trust preferred financing is lower than the cost of other methods.

Federal Income Tax Consequences of the Merger

THE FOLLOWING IS A SUMMARY DISCUSSION OF MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. THE DISCUSSION MAY NOT APPLY TO A PARTICULAR SHAREHOLDER IN LIGHT OF SUCH SHAREHOLDER’S PARTICULAR CIRCUMSTANCES. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS AND POSSIBLE FUTURE CHANGES IN FEDERAL INCOME TAX LAWS AND THE INTERPRETATION THEREOF, WHICH CAN HAVE RETROACTIVE EFFECTS.

FNB and BBI will receive an opinion from Troutman Sanders LLP to the effect that, assuming the merger will be consummated according to the Agreement:

The merger will constitute a “reorganization” within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986 (the “Code”).

BBI Shareholders Who Receive Solely FNB Common Stock. BBI shareholders who exchange their stock solely for shares of FNB common stock in the merger will not recognize any gain or loss on that exchange, except to the extent they receive cash in lieu of fractional shares, which should be treated as proceeds from the exchange of fractional shares.

BBI Shareholders Who Receive Solely Cash. BBI shareholders who exchange their stock solely for cash consideration in the merger will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash consideration received and their adjusted tax basis in the shares of BBI common stock surrendered therefor, provided the BBI stock is held as a capital asset. The capital gain or loss recognized will be long-term capital gain or loss if the shareholder’s holding period for the shares of BBI common stock so surrendered exceeds one year.

BBI Shareholders Who Receive Cash and FNB Common Stock. A holder of BBI common stock who exchanges his or her stock for both cash consideration (other than any cash received in lieu of a fractional share of FNB common stock) and FNB common stock in the merger will generally realize gain or loss in an amount equal to the difference between the sum of the cash and the fair market value of the FNB common stock received and the shareholder’s adjusted tax basis in the BBI common stock surrendered. Any such gain, however, will be recognized only to the extent of the amount of cash consideration received by the shareholder. Any loss will not be recognized.

For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Any recognized gain will generally be long-term capital gain if the shareholder’s holding period with respect to the stock is more than one year. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the shareholder’s ratable share of BBI’s accumulated earnings and profits.

In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether, and to what extent, the exchange reduces the shareholder’s deemed percentage stock ownership of FNB. For purposes of this determination, the shareholder is treated as if such shareholder first exchanged all of such shareholder’s shares of BBI common stock solely for FNB common stock and then FNB immediately redeemed a portion of such FNB common stock in exchange for the cash the shareholder actually received. The gain recognized in the exchange followed by a deemed redemption will be treated as capital gain if the deemed redemption is (i) substantially disproportionate with respect to the shareholder, or (ii) not essentially equivalent to a dividend.

The deemed redemption, generally, will be substantially disproportionate with respect to a shareholder if the percentage described in (ii) below is less than 80% of the percentage described in (i) below. Whether the deemed redemption is not essentially equivalent to a dividend with respect to a shareholder will depend upon the shareholder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be not essentially equivalent to a dividend, the deemed redemption must result in a meaningful reduction in the shareholder’s actual and constructive percentage stock ownership of FNB. In general, that determination requires a comparison of (i) the percentage of the outstanding stock of FNB the shareholder actually and constructively owns immediately before the deemed redemption and (ii) the percentage of the outstanding stock of FNB the shareholder actually and constructively owns immediately after the deemed redemption. In applying the foregoing tests, a shareholder is deemed to own stock owned and, in some cases, constructively owned, by certain family members, by certain estates and trusts of which the shareholder is a beneficiary, and by certain affiliated entities. As these rules are complex, each shareholder that may be subject to these rules should consult such shareholder’s tax advisor. The Internal Revenue Service has ruled that a relatively minor reduction in the percentage stock ownership of a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is a meaningful reduction.

The aggregate adjusted tax basis of the FNB common stock received will equal the shareholder’s adjusted tax basis in the BBI common stock surrendered, decreased by the amount of cash received by the shareholder and increased by the amount of gain, if any, recognized by the shareholder. The holding period of the FNB common stock received in the merger will include the holding period of the BBI common stock surrendered therefor.

This discussion applies only to BBI shareholders who hold their BBI common stock as capital assets within the meaning of Code Section 1221 and does not deal with all aspects of federal taxation that may be relevant to particular BBI shareholders.

It is a condition to the closing of the merger that FNB and BBI receive an opinion of Troutman Sanders LLP to the effect that the merger will constitute a merger within the meaning of Section 368 of the Code at the effective date of the merger and that no gain or loss will be recognized by the shareholders of BBI to the extent they receive FNB common stock solely in exchange for their BBI common stock in the merger. These opinions of counsel will be rendered in reliance upon certain representations of fact made and believed to be correct by officers of FNB and BBI and certain assumptions acceptable to FNB and BBI made by counsel, and will contain certain limitations acceptable to FNB and BBI. An opinion of counsel represents counsel’s best legal judgment, but has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the IRS or a court considering the issues. Neither FNB nor BBI has requested or will request a ruling from the IRS with regard to any of the federal income tax consequences of the merger.

Rights of Dissenting Shareholders

A shareholder of BBI who objects to the merger and who complies with provisions of Article 15 of Title 13.1 of the Virginia Code may demand the right to receive a cash payment, if the merger is consummated, for the fair value of his or her stock immediately before the effective date of the merger, exclusive of any appreciation or depreciation in anticipation of the merger unless such exclusion would be inequitable. In order to receive payment, a dissenting shareholder must deliver to BBI prior to the Special Meeting a written notice of intent to demand payment for his or her shares if the merger is consummated and must not vote his or her shares in favor of the merger. The intent to demand payment should be addressed to the Secretary, Bedford Bancshares, Inc., 125 W. Main Street, Bedford, Virginia 24523. A vote against the merger will not itself constitute such written notice and a failure to vote will not constitute a timely written notice of intent to demand payment.

A BBI shareholder of record may assert dissenter’s rights as to fewer than all the shares registered in his or her name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies BBI in writing of the name and address of each person on whose behalf he or she asserts dissenter’s rights. The rights of such a partial dissenter are determined as if the shares to which he or she dissents and his or her other shares were registered in the names of different shareholders. A beneficial shareholder may assert dissenter’s rights as to shares held on his or her behalf by a shareholder of record only if (1) he or she submits to BBI, the record shareholder’s written consent to the dissent not later than the time when the beneficial shareholder asserts dissenter’s rights, and (2) he or she dissents with respect to all shares of which he or she is the beneficial shareholder or over which he or she has power to direct the vote.

Within ten days after the effective date of the merger, BBI is required to deliver a notice in writing to each dissenting shareholder who has filed an intent to demand payment and who has not voted such shares in favor of the merger. The dissenter’s notice shall (1) state where the demand for payment shall be sent and where and when stock certificates shall be deposited; (2) supply a form for demanding payment; (3) set a date by which BBI must receive the payment demand; and (4) be accompanied by a copy of Article 15. A dissenting shareholder who is sent a dissenter’s notice must submit the payment demand and deposit his or her stock certificates in accordance with the terms of, and within the time frames set forth in, the dissenter’s notice. As a part of the payment demand, the dissenting shareholder must certify whether he or she acquired beneficial ownership of the shares before or after the date of the first public announcement of the terms of the proposed merger, which was March 21, 2003. BBI will specify the announcement date in the dissenter’s notice.

Except with respect to shares acquired after the announcement date, BBI shall pay a dissenting shareholder the amount BBI estimates to be the fair value of his or her shares, plus accrued interest. Such payment shall be made within 30 days of receipt of the dissenting shareholder’s payment demand. As to shares acquired after the announcement date, BBI is only obligated to estimate the fair market value of the shares, plus accrued interest, and to offer to pay this amount to the dissenting shareholder conditioned upon the dissenting shareholder’s agreement to accept it in full satisfaction of his or her claim.

If a dissenting shareholder believes that the amount paid or offered by BBI is less than the fair value of his or her shares, or that the interest due is incorrectly calculated, that dissenting shareholder may notify BBI of his or her own estimate of the fair value of his shares and amount of interest due and demand payment of such estimate (less any amount already received by the dissenting shareholder). The dissenting shareholder must notify BBI of the estimate and demand within 30 days after the date BBI makes or offers to make payment to the dissenting shareholder.

Within 60 days after receiving the estimate and demand, BBI must either commence a proceeding in the appropriate circuit court to determine the fair value of the dissenting shareholder’s shares and accrued interest, or BBI must pay each dissenting shareholder, whose demand remains unsettled, the amount demanded. If a proceeding is commenced, the court must determine all costs of the proceeding and must assess those costs against BBI, except that the court may assess costs against all or some of the dissenting shareholders to the extent the court finds that the dissenting shareholders did not act in good faith in demanding payment of the dissenting shareholder’s estimates.

The foregoing discussion is a summary of the material provisions of Article 15. Shareholders are strongly encouraged to review carefully the full text of Article 15, which is included as Appendix D to this joint proxy statement/prospectus. The provisions of Article 15 are technical and complex, and a shareholder failing to comply strictly with them may forfeit his dissenting shareholder’s rights. Any shareholder who intends to dissent from the merger should review the text of those provisions carefully and also should consult with his attorney. No further notice of the events giving rise to dissenter’s rights or any steps associated therewith will be furnished to BBI shareholders, except as indicated above or otherwise required by law.

Any dissenting shareholder who perfects his or her right to be paid the fair value of his or her shares will recognize gain or loss, if any, for federal income tax purposes upon the receipt of cash for his shares. The amount of gain or loss and its character as ordinary or capital gain or loss will be determined in accordance with applicable provisions of the Internal Revenue Code.

DESCRIPTION OF FAIRNESS OPINION OF BBI’S FINANCIAL ADVISOR

Merger—General

Pursuant to an engagement letter dated January 24, 2000 between BBI and Trident Securities, Inc., BBI retained Trident to act as its sole financial advisor in connection with possible mergers and related matters. As part of its engagement, Trident agreed, if requested by BBI, to render an opinion with respect to the fairness, from a financial point of view, to the holders of BBI common stock, of the merger consideration to be received by them should BBI agree to a merger transaction. Trident is a nationally recognized specialist in the financial services industry, in general, and in southeastern banks in particular. It is regularly engaged in evaluations of similar businesses and in advising institutions with regard to mergers and acquisitions, as well as raising debt and equity capital for such institutions. BBI selected Trident as its financial advisor based upon Trident’s qualifications, expertise and reputation.

On March 20, 2003, Trident delivered its oral and written opinions that the merger consideration to be received by BBI’s shareholders under the Agreement and Plan of Merger between BBI and FNB was fair to those shareholders, from a financial point of view, as of the date of the opinion. Trident also delivered to the BBI board a written opinion dated as of the date of this joint proxy statement/prospectus confirming its oral and written opinions of March 20, 2003. Neither BBI nor its board imposed any limitations on Trident with respect to the investigations made or the procedures followed in rendering its opinion.

The full text of Trident’s written opinion to BBI’s board of directors, dated as of the date of this joint proxy statement/prospectus, which sets forth the assumptions made, matters considered and extent of review by Trident, is attached as Appendix B and is incorporated by reference into this joint proxy statement/prospectus. It should be read carefully and in its entirety in conjunction with this joint proxy statement/prospectus. The following summary of Trident’s opinion is qualified in its entirety by reference to the full text of the opinion. Trident’s opinion is addressed to the BBI board of directors and does not constitute a recommendation to any shareholder of BBI as to how you should vote at the shareholder meeting.

Trident, in connection with rendering its opinion:

(i)	Reviewed BBI ‘s Annual Reports to Shareholders and Annual Reports on Form 10-KSB for each of the years ended September 30, 2002 and September 30, 2001, including the audited financial statements contained therein and the quarterly report on Form 10-QSB for the quarter ended December 31, 2002;

(ii)	Reviewed FNB’s Annual Reports to Shareholders and Annual Reports on Form 10-K for each of the years ended December 31, 2002, December 31, 2001 and December 31, 2000, including the audited financial statements contained therein;

(iii)	Reviewed certain other information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of BBI and FNB provided to us or publicly available;

(iv)	Participated in meetings and telephone conferences with members of senior management of BBI and FNB concerning the financial condition, business, assets, financial forecasts and prospects of the respective companies, as well as other matters we believed relevant to our inquiry;

(v)	Reviewed certain stock market information for BBI Common Stock and FNB Common Stock, and compared it with similar information for certain companies, the securities of which are publicly traded;

(vi)	Compared the results of operations and financial condition of BBI and FNB with that of certain companies which we deemed to be relevant for purposes of this opinion;

(vii)	Reviewed the financial terms, to the extent publicly available, of certain acquisition transactions which we deemed to be relevant for purposes of this opinion;

(viii)	Reviewed the Agreement and Plan of Merger and certain related documents; and

(ix)	Performed such other reviews and analyses as we have deemed appropriate.

The oral and written opinions provided by Trident to BBI were based upon economic, monetary, financial market and other relevant conditions as of the dates thereof.

In connection with its review and formulation of its opinion, Trident relied upon the accuracy and completeness of the financial information and other pertinent information provided by BBI and FNB to Trident for purposes of rendering its opinion. Trident did not assume any obligation to independently verify any of the provided information as being complete and accurate in all material respects. With regard to the financial forecasts established and developed for BBI and FNB with the input of the respective managements, as well as projections of cost savings, revenue enhancements and operating synergies, Trident assumed that these forecasts reflected the most reasonable estimates and judgments of BBI and FNB as to the future performance of the separate and combined entities and that the projections provided a reasonable basis upon which Trident could formulate its opinion. BBI does not publicly disclose internal management projections of the type utilized by Trident in connection with Trident’s role as financial advisor to BBI with respect to the review of the merger. Therefore, these projections cannot be assumed to have been prepared with a view towards public disclosure. The projections were based upon numerous variables and assumptions that are inherently uncertain, including factors relative to the general economic and competitive conditions facing BBI and FNB. Actual results could vary significantly from those set forth in the projections.

Trident does not claim to be an expert in the evaluation of loan portfolios or the allowance for loan losses and therefore assumes that the allowances for BBI and FNB are adequate to cover their losses. In addition, Trident does not assume responsibility for the review of individual credit files and did not make an independent evaluation, appraisal or physical inspection of the assets or individual properties of BBI or FNB, nor was Trident provided with any appraisals. Furthermore, Trident assumes that the merger will be consummated in accordance with the terms of the Agreement and Plan of Merger, without any waiver of any material terms or conditions by BBI, and that obtaining the necessary regulatory approvals for the merger will not have an adverse effect on either separate institution or the combined entity. Trident assumes that the merger will be recorded as a “purchase” in accordance with generally accepted accounting principles.

In connection with rendering its opinion to the BBI board, Trident performed a variety of financial and comparative analyses, which are briefly summarized below. This summary does not purport to be a complete description of the analyses performed by Trident. Moreover, Trident believes that these analyses must be considered as a whole and that selecting portions of such analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete understanding of the scope of the process underlying the analyses and, more importantly, the opinion derived from them. The preparation of a financial advisor’s opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or a summary description of the analyses. In its full analysis, Trident also included assumptions with respect to general economic, financial market and other financial conditions. Furthermore, Trident drew from its past experience in similar transactions, as well as its experience in the valuation of securities and its general knowledge of the banking industry as a whole. Any estimates in Trident’s analyses were not necessarily indicative of actual future results or values, which may significantly diverge more or less favorably from the estimates. Estimates of company valuations do not purport to be appraisals or to necessarily reflect the prices at which companies or their respective securities actually may be sold. None of the analyses performed by Trident were assigned a greater significance by Trident than any other in deriving its opinion.

Comparable Company Analysis

Trident reviewed and compared stock market data and selected actual and estimated financial information for BBI with corresponding information for publicly-traded thrifts in the United States possessing similar characteristics as BBI. The six groups used for comparison were: (i) all publicly-traded thrifts; (ii) publicly-traded thrifts headquartered in the Southeast; (iii) publicly-traded thrifts headquartered in Virginia, (iv) publicly-traded thrifts with assets between $250 million and $500 million; (v) publicly-traded thrifts with returns on average equity between 11% and 14%; and (vi) publicly-traded thrifts with tangible capital between 9% and 11%, (collectively, the “BBI Peer Group”).

The table below represents a summary analysis of the BBI Peer Group based on market prices as of March 14, 2003 and the latest publicly available financial data at or for the most recent trailing four quarters:

	Median	BBI
Price to last 12 months earnings (x)	13.4	12.3
Price to estimated 2003 earnings (x)	12.5	11.5
Price to book value (%)	117.7	144.2
Price to tangible book value (%)	120.1	144.2
Dividend yield (%)	2.4	2.7
Return on average assets (%)	0.96	1.23
Return on average equity (%)	9.7	12.5
Tangible equity capital to assets (%)	9.2	9.8

Trident reviewed and compared stock market data and selected actual and estimated financial information for FNB with corresponding information for 13 publicly-traded banks with assets between $606 million and $1.5 billion, returns on average equity between 10.6% and 21.6%, and tangible equity capital to assets between 4.4% and 17.2% (the “FNB Corporation Peer Group”). The FNB Corporation Peer Group is listed below:

American National Bankshares Inc.	Danville, VA
Bank of Granite Corporation	Granite Falls, NC
FNB Corp.	Asheboro, NC
FNB Financial Services Corporation	Reidsville, NC
First Bancorp	Troy, NC
First Community Bancshares, Inc.	Bluefield, VA
MountainBank Financial Corporation	Hendersonville, NC
National Bankshares, Incorporated	Blacksburg, VA
Resource Bankshares Corporation	Virginia Beach, VA
Southern Financial Bancorp, Inc.	Warrenton, VA
Union Bankshares Corporation	Bowling Green, VA
Virginia Financial Group, Inc.	Culpeper, VA
Yadkin Valley Bank and Trust Company	Elkin, NC

The following table below represents a summary analysis of the FNB Corporation Peer Group based on market prices as of March 14, 2003 and the latest publicly available financial data at or for the most recent trailing four quarters:

	Median	FNB Corporation
Price to last 12 month reported earnings (x)	14.4	15.7
Price to last 12 months cash earnings (x)	14.3	14.3
Price to estimated 2003 earnings (x)	13.8	15.7
Price to book value (%)	186.2	182.3
Price to tangible book value (%)	208.1	252.9
Dividend yield (%)	2.7	2.3
Return on average assets (%)	1.41	1.16
Return on average equity (%)	14.2	12.4
Tangible equity capital to assets (%)	8.7	6.9

Comparable Transaction Analysis

Trident reviewed and compared actual information for groups of comparable pending and completed thrift merger transactions through March 14, 2003 it deemed pertinent to an analysis of the merger. The pricing ratios for the merger were compared to the median ratios of (i) price to last 12 months earnings, (ii) price to tangible book value, (iii) capital adjusted price to tangible book value, (iv) tangible book value premium to core deposits, and (v) transaction price premium to current trading price for each of the following 11 comparable transaction groups:

•	all recent thrift acquisitions in the United States announced within the preceding 12 months (“All Recent Median”);

•	all thrift acquisitions in the United States announced within the preceding 90 days (“Last 90 Days Median”);

•	all pending thrift acquisitions in the United States that had been announced at that time but had not yet closed (“All Pending Median”);

•	all Southeast thrift acquisitions announced within the preceding 12 months (“Southeast Recent Median”);

•	all thrift acquisitions in the United States announced within the preceding 12 months involving acquired thrifts with assets of $150-$350 million (“Assets $150 Million - $350 Million Median”);

•	all thrift acquisitions in the United States announced within the preceding 12 months with a total deal size of $20-$100 million (“Deal Size $20 Million - $100 Million Median”);

•	all thrift acquisitions in the United States announced within the preceding 12 months involving acquired thrifts with returns on average assets of 0.80% - 1.60% (“ROAA 0.80% - 1.60% Median”);

•	all thrift acquisitions in the United States announced within the preceding 12 months involving acquired thrifts with returns on average equity of 8% - 16% (“ROAE 8% - 16% Median”);

•	all thrift acquisitions in the United States announced within the preceding 12 months involving acquired thrifts with tangible capital of 8% - 11% (“Tang. Cap. 8% - 11% Median”);

•	all thrift acquisitions in the United States announced within the preceding 12 months involving acquired thrifts with non-performing assets as a percentage of total assets of 0.10% - 0.50% (“NPAs 0.10% - 0.50% Median”); and

•	Trident also selected 10 thrift acquisitions announced since May 4, 2000 involving acquired thrifts that Trident believed were most comparable to BBI in terms of asset size, tangible capital, profitability and market area (the “Guideline Median”).

The following table represents a summary analysis of the comparable transactions analyzed by Trident based on the announced transaction values:

Group	Number of Transactions	Price to Earnings for Last 12 Months	Price to Tangible Book Value	Capital Adjusted Price to Tang. Book Value	Tangible Book Value Premium to Core Deposits	Transaction Price Premium to Current Trading Price
All Recent Median	50	18.8x	150.6%	180.3%	8.7%	32.2%

Last 90 Days Median	12	15.9x	161.5%	177.8%	9.8%	14.1%

All Pending Median	22	16.7x	155.1%	180.3%	8.6%	17.3%

Southeast Recent Median	4	18.6x	176.2%	144.6%	12.6%	62.5%

Assets $150 Million—$350 Million Median	6	19.2x	126.7%	135.7%	6.0%	37.1%

Deal Size $20 Million—$100 Million Median	10	19.2x	155.1%	166.5%	8.6%	40.6%

ROAA 0.80% – 1.60% Median	16	18.7x	220.7%	195.1%	19.4%	21.2%

ROAE 8%—16% Median	13	17.6x	189.9%	213.5%	13.4%	25.7%

Tang. Cap. 8.00%—16.00% Median	15	18.8x	162.5%	187.0%	10.4%	30.0%

NPAs 0.10%—0.50% Median	11	13.1x	161.5%	171.4%	9.8%	17.8%

Guideline Median	10	16.4x	152.8%	198.3%	9.0%	35.5%

BBI (1)	n/a	16.5x	192.6%	247.1%	17.4%	38.3%

(1)	BBI pricing data is based on an assumed per share consideration of $24.20 and the BBI stock price of $17.50, both as of March 19, 2003

Contribution Analysis

Trident analyzed the contribution of BBI and FNB to the pro forma FNB following the merger relative to the approximate ownership of the pro forma company. The analysis indicated that BBI’s shareholders, assuming a 100% share exchange, would hold approximately 22.0% of the pro forma shares, excluding options. BBI’s approximate contributions to the pro forma FNB based on financial information of BBI and FNB Corporation at December 31, 2002 are listed below by category:

BBI
Assets	20.6%
Loans	23.8%
Deposits	17.3%
Equity	21.0%
Last 12 months reported earnings	21.4%
2003 estimated reported earnings	22.9%
2003 estimated cash earnings	21.4%

Accretion/Dilution Analysis

On the basis of financial projections and estimates of on-going cost savings accruing to the pro forma FNB following the merger provided to Trident by management, as well as estimated one-time costs related to the transaction, Trident compared pro forma per share equivalent earnings and dividends to the stand-alone projections for BBI and FNB.

The accretion/dilution analysis demonstrated, among other things, that for each share of BBI exchanged for a share of FNB, the merger, based on the merger consideration originally agreed upon by the parties, would result in:

•	0.6% dilution to reported earnings per share and 7.2% accretion to cash earnings per share for BBI shareholders in the first full year of combined operations;

•	2.7% accretion to reported earnings per share and 3.4% accretion to cash earnings per share for FNB Corporation stockholders in the first full year of combined operations;

•	14.8% increase in cash dividends for BBI shareholders; and

•	no change in cash dividends for FNB stockholders.

Discounted Earnings Analysis

Trident performed a discounted earnings analysis with regard to BBI on a stand-alone basis. This analysis utilized a range of discount rates of 10.0% to 15.0% and a range of terminal earnings multiples of 11.5x to 15.5x. The analysis resulted in a range of present values of $18.97 per share to $28.20 per share for BBI. As indicated above, this analysis was based on estimates and is not necessarily indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. Trident noted that the discounted earnings analysis was included because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, discount rates and terminal values.

Other Analyses

Trident also reviewed certain other information, including pro forma estimated balance sheet composition, pro forma financial performance and pro forma deposit market share.

No company used as a comparison in the above analyses is identical to BBI, FNB or the combined entity, and no other transaction is identical to the merger. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather, the analyses involve complex considerations and judgments concerning differences in financial market and operating characteristics of the companies and other factors that could affect the public trading volume of the companies to which BBI, FNB and the combined entity are being compared.

In connection with delivery of its opinion dated as of the date of this joint proxy statement/prospectus, Trident performed procedures to update, as necessary, certain of the analyses described above and reviewed the assumptions on which such analyses described above were based and the factors considered in connection therewith. Trident did not perform any analyses in addition to those described above in updating the opinion.

For its financial advisory services provided to BBI, Trident has been paid fees of $65,000 to date and will be paid an additional fee that will amount to 1.0% of the aggregate consideration received by BBI stockholders (less the $65,000 previously paid) at the time of closing of the merger. In addition, BBI has agreed to reimburse Trident for reasonable out-of-pocket expenses incurred by it on BBI’s behalf, as well as indemnify Trident against certain liabilities, including any that may arise under the federal securities laws.

Trident is a member of all principal securities exchanges in the United States and in the conduct of its broker-dealer activities has from time to time purchased securities from, and sold securities to, BBI and FNB. As a market maker, Trident may also have purchased and sold the securities of BBI and FNB for Trident’s own account and for the accounts of its customers.

DESCRIPTION OF FAIRNESS OPINION OF FNB’S FINANCIAL ADVISOR

General

FNB has engaged The Carson Medlin Company to serve as its financial adviser and to render its opinion as to the fairness, from a financial point of view, of the proposed merger to the shareholders of FNB. FNB selected Carson Medlin as its financial adviser on the basis of its experience in advising community banks in similar transactions. Carson Medlin is an investment banking firm which specializes in the securities of financial institutions located in the southeastern and western United States. As part of its investment banking activities, Carson Medlin is regularly engaged in the valuation of financial institutions and transactions relating to their securities, including mergers and acquisitions. Neither Carson Medlin nor any of its affiliates has a material relationship with FNB or BBI or any material financial interest in FNB or BBI.

Carson Medlin provided analysis as part of the FNB’s board of directors’ consideration of the transaction. The analysis included Carson Medlin’s oral opinion that the consideration provided for in the merger agreement is fair, from a financial point of view, to the shareholders of FNB. Carson Medlin issued its written fairness opinion on March 20, 2003. Carson Medlin subsequently reconfirmed its March 20, 2003 written opinion by issuing a second written opinion dated as of [date], 2003, the most recent practicable date prior to the printing of this proxy statement and a copy of which is attached as Appendix C.

You should consider the following when reading the discussion of Carson Medlin opinion in this document:

•	The summary of the opinion of Carson Medlin set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion that is attached as Appendix C to this document. You should read the opinion in its entirety for a full discussion to the procedures followed, assumptions made, matters considered and qualification and limitation on the review undertaken by Carson Medlin in connection with its opinion.

•	Carson Medlin’s opinion does not address the merits of the merger relative to other business strategies, whether or not considered by FNB’s board, nor does it address the decision by FNB’s board to proceed with the merger.

•	Carson Medlin’s opinion to FNB’s board of directors rendered in connection with the merger does not constitute a recommendation to any FNB shareholder as to how he or she should vote at the special meeting.

No limitations were imposed by FNB’s board of directors or its management upon Carson Medlin with respect to the investigations made or the procedures followed by Carson Medlin in rendering its opinion.

The preparation of a financial fairness opinion involves various determinations as to the most appropriate methods of financial analysis and the application of those methods to the particular circumstances. It is therefore not readily susceptible to partial analysis or summary description. In connection with rendering its opinion, Carson Medlin performed a variety of financial analyses. Carson Medlin believes that its analyses must be considered together as a whole and that selecting portions of its analyses and the facts considered in its analyses, without considering all other factors and analyses, could create an incomplete or inaccurate view of the analyses and the process underlying the rendering of Carson Medlin’s opinion.

In performing its analyses, Carson Medlin made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of FNB and BBI and may not be realized. Any estimates contained in Carson Medlin’s analyses are not necessarily predictive of future results or values, which may be significantly more or less favorable than the estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which the companies or their securities may actually be sold. Except as described below, none of the analyses performed by Carson Medlin was assigned a greater significance by Carson Medlin than any other. The relative importance or weight given to these analyses by Carson Medlin is not necessarily reflected by the order of presentation of the analyses herein (and the corresponding results). The summaries of financial analyses include information presented in tabular format. The tables should be read together with the text of those summaries.

Carson Medlin has relied, without independent verification, upon the accuracy and completeness of the information it reviewed for the purpose of rendering its opinion. Carson Medlin did not undertake any independent evaluation or appraisal of the assets and liabilities of FNB or BBI, nor was it furnished with any appraisals.

Carson Medlin is not an expert in the evaluation of loan portfolios, including under-performing or non-performing assets, charge-offs or the allowance for loan losses; it has not reviewed any individual credit files of FNB or BBI; and it has assumed that the allowances of FNB and BBI are in the aggregate adequate to cover potential losses. Carson Medlin’s opinion is necessarily based on economic, market and other conditions existing on the date of its opinion, and on information as of various earlier dates made available to it which is not necessarily indicative of current market conditions.

In rendering its opinion, Carson Medlin made the following assumptions:

•	that the merger will be accounted for as a purchase in accordance with generally accepted accounting principles;

•	that all material governmental, regulatory and other consents and approvals necessary for the consummation of the merger would be obtained without any adverse effect on FNB, BBI or on the anticipated benefits of the merger;

•	that FNB had provided it with all of the information prepared by FNB or its other representatives that might be material to Carson Medlin in its review; and

•	that the financial projections it reviewed were reasonably prepared on a basis reflecting the best currently available estimates and judgment of the management of FNB as to the future operating and financial performance of FNB.

In connection with its opinion dated March 20, 2003, Carson Medlin reviewed:

•	the agreement;

•	the audited financial statements and annual reports on Form 10-K of FNB for the five years ended December 31, 2002;

•	the audited financial statements on Form 10-KSB of BBI for the five fiscal years ended September 30, 2002;

•	the unaudited interim financial statements on of BBI for the three months ended December 31, 2002;

•	certain financial and operating information with respect to the business, operations and prospects of FNB and BBI.

In addition, Carson Medlin:

•	held discussions with members of management of FNB and BBI regarding the historical and current business operations, financial condition and future prospects of their respective companies;

•	reviewed the historical market prices and trading activity for the common stock of FNB and BBI and compared them with those of certain publicly-traded companies which it deemed relevant;

•	compared the results of operations of FNB and BBI with those of certain publicly-traded financial institutions which it deemed to be relevant;

•	compared the results of operations of FNB and BBI with those of certain banking companies which we deemed to be relevant;

•	compared the proposed financial terms of the merger with the financial terms, to the extent publicly available, of certain other recent business combinations of commercial banking organizations;

•	analyzed the pro forma financial impact of the merger on FNB; and

•	conducted such other studies, analyses, inquiries and examinations as Carson Medlin deemed appropriate.

Valuation Methodologies

The following is a summary of all material analyses performed by Carson Medlin in connection with its written opinion provided to FNB’s board of directors as of March 20, 2003. The summary does not purport to be a complete description of the analyses performed by Carson Medlin.

Summary of Merger and Analysis. Carson Medlin reviewed the terms of the proposed merger, including the form of consideration, the exchange ratio, the price per share of FNB’s common stock and the price paid to BBI’s shareholders pursuant to the merger agreement. Under the terms of the merger agreement, FNB will issue between 0.9135 and 0.8066 shares of FNB common stock, or the equivalent cash value for each share of BBI common stock. The exchange ratio will decrease 0.00026725 for every $0.01 per share increase in FNB’s average closing price between $26.00 and $30.00 per share.

Carson Medlin calculated that the indicated consideration paid to BBI shareholders represented:

•	$23.47 per share (based on FNB’s March 17, 2003 30-day average stock price of $25.69 per share);

•	a 28% premium to BBI’s market value one week prior to announcement and a 40% premium to BBI’s market value three months prior to announcement;

•	186.8% of BBI’s stated book value at December 31, 2002;

•	16.0 times BBI’s earnings for the trailing 12 months ended December 31, 2002;

•	19.1% of BBI’s total assets at December 31, 2002;

•	27.8% of BBI’s total deposits at December 31, 2002; and

•	a 16.1% premium on BBI’s core deposits at December 31, 2002.

Financial Impact Analysis

Carson Medlin calculated the pro forma impact of the merger on FNB’s cash basis earnings per share based on earnings estimates for FNB and BBI as supplied by the management of each of the companies and estimated by Carson Medlin. The pro forma impact included the after tax benefits from cost savings and revenue enhancements related to the merger as well as estimated one-time merger-related charges. Carson Medlin calculated that the pro forma fully diluted cash basis earning per share would result in dilution of 1.3% of FNB’s estimated 2004 cash basis earnings per share for the first full year following the merger at the mid-point FNB stock price of $28.00 per share and accretive by 0.6% in 2005. The transaction is expected to be accretive to stated book value per share by 10.5%. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Industry Comparative Analysis

In connection with rendering its opinion, Carson Medlin compared selected operating results of FNB to those of 53 publicly-traded community commercial banks in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Virginia and West Virginia, which are listed in the Southeastern Independent Bank Review, a proprietary research publication prepared by Carson Medlin quarterly since 1991.

The banks reviewed by Carson Medlin range in asset size from $169 million to $1.8 billion and in shareholders’ equity from approximately $14 million to $187 million. Carson Medlin considers this group of financial institutions more comparable to FNB than larger, more widely traded regional financial institutions. Carson Medlin compared, among other factors, profitability, capitalization, asset quality and operating efficiency of FNB to these financial institutions. Carson Medlin noted the following performance based on results at or for the twelve months ended December 31, 2002 and stock prices as of March 17, 2003:

	FNB	Average for Peer Group
Return on Average Assets	1.16%	1.19%
Return on Average Equity	12.4%	12.8%
Net Interest Margin	4.37%	4.41%
Equity to Assets	9.6%	9.3%
Efficiency Ratio	62.3%	60.6%
Non-Performing Assets (defined as 90 days past due, nonaccrual loans and other real estate) to Total Loans, net of unearned income and other real estate	0.65%	1.03%

Price to Book Value (March 17, 2003)	184%	174%
Price to Trailing 12 months Earnings (March 17, 2003)	16.0	15.5

Carson Medlin noted that FNB’s financial performance was slightly below the peer group for profitability, operating efficiency, and net interest margin. Its equity to assets ratio and asset quality were higher than the peer group. FNB’s common stock traded at a slight premium to the peer group average on a book value basis as well as a premium to the peer group based on trailing twelve months’ earnings.

Carson Medlin also compared selected operating results of BBI to all publicly traded thrifts in Alabama, Florida, North Carolina, South Carolina, Tennessee, and Virginia. This peer group consisted of 25 thrifts with assets ranging from $39 million to $6.4 billion. Carson Medlin considers this group of publicly traded thrifts more comparable to BBI than the financial institutions listed in the Southeastern Independent Bank Review and to the larger, more liquid, regional holding companies. Carson Medlin compared, among other factors, profitability, capitalization, asset quality and operating efficiency of BBI to these financial institutions. Carson Medlin noted the following performance based on results at or for the twelve months ended December 31, 2002 (or most recent available) and stock prices as of March 17, 2003:

	BBI	Average for Peer Group
Return on Average Assets	1.23%	0.89%
Return on Average Equity	12.5%	9.1%
Net Interest Margin	3.28%	3.47%
Equity to Assets	9.8%	10.9%
Efficiency Ratio	47.5%	67.3%
Non-Performing Assets (defined as 90 days past due, nonaccrual loans and other real estate) to Total Loans, net of unearned income and other real estate	0.30%	0.64%

Price to Book Value (March 17, 2003)	149%	122%
Price to Trailing 12 months Earnings (March 17, 2003)	12.7	15.7

Carson Medlin noted that BBI’s financial performance was above the peer group for profitability, operating efficiency, and asset quality. Its equity to assets ratio and net interest margin were lower than the peer group. BBI’s common stock traded at a premium to the peer group average on a book value basis and at a discount to the peer group based on trailing twelve months’ earnings.

Comparable Transaction Analysis

Carson Medlin reviewed certain information related to the following selected merger transactions, or Peer Group A, involving all thrifts in the United States announced since January 1, 2002 with assets between $200 million and $400 million. Carson Medlin also reviewed selected merger transactions involving the same criteria as Peer Group A but isolated to the southeastern United States region, or Peer Group B. Carson Medlin also reviewed certain information related to merger transactions involving commercial banks in Virginia announced since January 1, 2002, or Peer Group C. Those transactions are listed in the following tables.

COMPARABLE TRANSACTIONS

Peer Group A

Seller	State	Buyer	State
Pulaski Bancorp, Inc. (MHC)	NJ	Kearny, MHC	NJ
Ipswich Bancshares, Inc.	MA	Banknorth Group Inc.	ME
USABancShares.com, Inc.	PA	Berkshire Financial Holdings, Inc.	PA
Liberty Bancorp, Inc. (MHC)	NJ	NSB Holding Corp.	NY
Finger Lakes Bancorp, Inc.	NY	First Niagara Financial Group, Inc. (MHC)	NY
Big Foot Financial Corporation	IL	Midwest Banc Holdings Inc.	IL
Family Savings Bank, FSB	CA	Boston Bank of Commerce	MA
West Essex Bancorp Inc.,(MHC)	NJ	Kearny, MHC	NJ
Empire Federal Bancorp, Inc.	MT	Sterling Financial Corp.	WA
Acadiana Bancshares, Inc.	LA	IBERIABANK Corp.	LA
Oregon Trail Financial Corp.	OR	FirstBank NW Corp.	ID

Peer Group B

Seller	State	Buyer	State
Eagle Bancshares, Inc.	GA	Royal Bank of Canada
Regional Financial Corporation	FL	BB&T Corp.	NC
CFS Bancshares Inc.	AL	Citizens Bancshares Corporation	GA
FloridaFirst Bancorp, Inc.	FL	BB&T Corp.	NC
Lighthouse Financial Services	SC	SunTrust Banks Inc.	GA

Peer Group C

Seller	State	Buyer	State
Metro-County Bank of Virginia	VA	Southern Financial Bancorp, Inc.	VA
Cardinal Bankshares Corporation	VA	MountainBank Financial Corp.	NC
CNB Holdings, Inc.	VA	MountainBank Financial Corp.	NC
First Virginia Banks, Inc.	VA	BB&T Corp.	NC
CommonWealth Bank	VA	First Community Bancshares, Inc.	VA

In evaluating these peer groups, Carson Medlin considered, among other factors, capital level, asset size and quality of assets of the acquired financial institutions. Carson Medlin compared the price to trailing twelve months’ earnings, price to book value, price to total assets, price to total deposits and core deposit premium for the three peer groups to the proposed merger at the time it was announced. These comparisons are discussed below.

Comparable Transaction Analysis—Peer Group A

		Comparable Transactions
Other Pricing Multiples	BBI Indicator	Average	High	Low
Purchase Price % of Stated Book Value	186.8%	184.8%	334.6%	102.0%
Purchase Price as a Multiple of LTM Earnings	16.0	16.6	25.0	10.9
Purchase Price % of Total Assets	19.1%	18.6%	44.9%	1.2%
Purchase Price % of Total Deposits	27.8%	26.5%	71.2%	1.5%
Core Deposit Premium	16.1%	15.3%	60.8%	0.3%

Carson Medlin calculated that the indicated consideration to be paid to BBI shareholders represented $23.47 per share or 186.8% of stated book value (based on FNB’s March 20, 2003 30-day average stock price of $25.69 per share). This consideration is higher than the average of the range for the comparable transactions in Peer Group A. The indicated consideration represented 16.0 times trailing twelve months’ earnings. This consideration is lower than the average of the range for the comparable transactions in Peer Group A. The purchase price as a percentage of total assets implied by the merger is 19.1%, which is higher than the average of the range for Peer Group A’s comparable transactions. The price as a percentage of total deposits implied by the merger is 27.8%, which is higher than the average of the comparable transactions. The core deposit premium implied by the merger is 16.1%, which is higher than the average of the comparable transactions in Peer Group A.

Comparable Transaction Analysis—Peer Group B

		Comparable Transactions
Other Pricing Multiples	BBI Indicator	Average	High	Low
Purchase Price % of Stated Book Value	186.8%	202.7%	332.3%	100.7%
Purchase Price as a Multiple of LTM Earnings	16.0	19.6	23.6	13.5
Purchase Price % of Total Assets	19.1%	15.6%	22.5%	8.9%
Purchase Price % of Total Deposits	27.8%	23.0%	34.2%	12.2%
Core Deposit Premium	16.1%	16.7%	36.5%	0.2%

Carson Medlin noted that the indicated consideration to be paid exceeded the average of the comparable transactions in Peer Group B for certain indicators (price to total assets and price to total deposits) but was below the average for Peer Group B’s comparable transactions for price to stated book value, price to earnings, and the core deposit premium

Comparable Transaction Analysis—Peer Group C

		Comparable Transactions
Other Pricing Multiples	BBI Indicator	Average	High	Low
Purchase Price % of Stated Book Value	186.8%	216.3%	274.3%	167.7%
Purchase Price as a Multiple of LTM Earnings	16.0	19.4	22.1	17.5
Purchase Price % of Total Assets	19.1%	22.4%	30.0%	18.1%
Purchase Price % of Total Deposits	27.8%	26.2%	36.6%	19.8%
Core Deposit Premium	16.1%	16.3%	26.6%	11.0%

Carson Medlin noted that the indicated consideration to be paid was higher than the average of the comparable transactions in Peer Group C for price to total deposits but was at or below the average for Peer Group C’s comparable transactions for price to assets, price to stated book value, price to earnings, and the core deposit premium. None of these comparisons failed to support Carson Medlin’s determination that the consideration to be paid by FNB in the merger is fair from a financial point of view.

No company or transaction used in Carson Medlin’s analyses is identical to BBI or the proposed merger. Accordingly, the results of these analyses necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of BBI and other factors that could affect the value of the companies to which they have been compared.

Present Value Analysis

Carson Medlin calculated the present value of BBI assuming that BBI remained an independent bank. For purposes of this analysis, Carson Medlin utilized certain projections of BBI’s future growth of assets, earnings and dividends and assumed a terminal price to book value multiple from 150% to 250% times. Carson Medlin based their projections on BBI’s historic growth rates, management estimates, as well as expected industry trends over the period analyzed with an expected average growth rate of approximately 9%. It was estimated that dividends would be paid over the period analyzed consistent with BBI’s historical dividend policy. The average return on assets

(ROA) for the projections is 1.18% and is based on BBI’s historical ROA and management estimates. The price to book value multiples were based on Carson Medlin’s experience in similar merger transactions over the past several years and those multiples observed in other transactions as exhibited by the comparable transactions described above. The values were then discounted to present value utilizing discount rates of 13% to 15%. These rates were selected because, in Carson Medlin’s experience, they represent the rates that investors in securities such as BBI’s common stock would demand in light of the potential appreciation and risks as observed in expected returns for alternative investments. Carson Medlin also noted that these rates are frequently cited for other merger transactions in the banking industry.

Price to Book Value Basis

	1.50	1.75	2.00	2.25	2.50
13.0%	$17.79	$20.37	$22.96	$25.54	$28.12
14.0%	$17.06	$19.53	$22.01	$24.48	$26.95
15.0%	$16.37	$18.74	$21.11	$23.47	$25.84

On the basis of these assumptions, Carson Medlin calculated that the present value of BBI as an independent bank ranged from $16.37 per share to $28.12 per share. The indicated consideration to be paid to BBI shareholders was $23.47 per share (based on FNB’s March 17, 2003 30-day average stock price $25.69 per share) which is near the average indicated under the present value analysis.

Price to Earnings Basis

	16.0	17.0	18.0	19.0	20.0
13.0%	$21.74	$22.95	$24.17	$25.38	$26.60
14.0%	$20.84	$22.00	$23.17	$24.33	$25.49
15.0%	$19.99	$21.10	$22.22	$23.33	$24.44

Carson Medlin also calculated the present value of BBI assuming terminal price to earnings value multiples from 16.0 to 20.0 times. The price to earnings value multiples were based on Carson Medlin’s experience in similar merger transactions over the past several years and those multiples observed in other transactions as exhibited by the comparable transactions described above. The present value of BBI as an independent bank ranged from $19.99 per share to $26.60 per share. The indicated consideration to be paid to BBI shareholders was $23.47 per share (based on FNB’s March 17, 2003 30-day average stock price of $25.69 per share), which is near the average indicated under the present value analysis.

Carson Medlin noted that it included present value analysis because it is a widely used valuation methodology, but also noted that the results of this methodology are highly dependent upon the numerous assumptions that must be made, including assets and earnings growth rates, dividend payout rates, terminal values and discount rates. This analysis is one of several methods of financial analysis used in determining the fairness of the transaction and, therefore, this analysis cannot be considered without considering all other factors described in this section.

Historical Stock Performance Analysis

Carson Medlin reviewed and analyzed the historical trading prices and volumes of FNB and BBI common stock over recent periods. FNB’s is listed on the NASDAQ’s National Market System. FNB’s stock has moved steadily higher since it bottomed in the middle of 2000 at $13.05 per share. The stock rose to almost $32.00 in the third quarter of 2002 after being added to the Russell 2000 Index on July 9, 2002. FNB’s stock dropped from this peak and ended 2002 at $23.56 per share. FNB’s stock has recently risen and was trading at $30.39 per share just prior to the merger announcement. FNB’s stock trading volume has been steady and has averaged just more than 4,000 shares per day over the last three months.

BBI’s stock also trades on the NASDAQ National Market System and was trading at $18.66 per share just prior to the merger announcement. BBI’s stock has risen from a low of under $7.00 per share in early 2000 to trading at over $18.00 per share for most of 2003. BBI’s stock trading volume has averaged over 3,000 shares per day over the last three months.

Carson Medlin compared recent trading prices of FNB’s stock to those of the 53 publicly-traded community commercial banks listed on the Southeastern Independent Bank Review. This comparison shows that FNB’s stock currently trades at a premium based on book value, but has generally traded at a discount over the three year period examined. FNB’s stock currently trades at a premium based on earnings multiples to the selected peer group but has also traded at a discount for most of the last three years. At March 17, 2003, FNB’s common stock traded at 184% of book value compared to 174% for the selected peer group. On a price to trailing earnings basis, FNB’s common stock traded at 16.0 times earnings compared to the 15.5 times earnings for the selected peer group.

Carson Medlin compared recent trading prices of BBI’s stock to the recent market values all publicly traded thrifts in Alabama, Florida, North Carolina, South Carolina, Tennessee, and Georgia. This comparison shows that BBI has traded at a premium since the third quarter of 2001. BBI trades at a discount based on earnings multiples to the selected peer group and has generally traded at a discount for the last three years. At March 17, 2003, BBI common stock traded at 149% of book value compared to 122% for the selected peer group. On a price to trailing earnings basis, BBI’s common stock traded at 12.7 times earnings compared to the 15.7 times earnings for the selected peer group.

Opinion

The opinion expressed by Carson Medlin was based upon market, economic and other relevant considerations as they existed and could be evaluated as of the date of the opinion. Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets, the results of operations or material changes in the assets or liabilities of FNB or BBI, could materially affect the assumptions used in preparing the opinion.

In connection with its updated opinion, dated as of the date of this joint proxy statement/prospectus, Carson Medlin confirmed the appropriateness of its reliance on the analyses used to render its March 20, 2003 opinion by performing procedures to update certain of such analyses and reviewing the assumptions on which its analyses were based and the factors considered in connection therewith. It was Carson Medlin’s opinion, therefore, that the consideration to be paid to BBI’s shareholders, as provided for in the merger agreement, was fair from a financial point of view, to the shareholders of FNB.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

Certain members of BBI’s and Bedford Federal’s management have interests in the merger in addition to their interests as shareholders of BBI. These interests are described below. In each case, the BBI Board of Directors was aware of these potential interests, and considered them, among other matters, in approving the Agreement and Plan of Merger and the transactions contemplated thereby.

Indemnification

FNB has generally agreed to indemnify the officers and directors of BBI after the merger to the same extent and on the same conditions, as they are entitled to from BBI before the merger. FNB also has agreed to provide directors’ and officers’ liability insurance for the present officers and directors of BBI comparable to the coverage currently provided by BBI before the merger for a period of five years.

Management Following the Merger

BBI will be merged into FNB. As a consequence, the directors and officers of BBI will no longer serve after the effective date of the merger. With the exception of Harold K. Neal who will, it is anticipated, cease to be an employee and officer of Bedford Federal at the effective date of the merger, the officers and employees of

Bedford Federal will not change as a result of the merger. FNB will choose an individual to be appointed to the Board of Directors of Bedford Federal.

Also on the effective date of the merger, the number of directors of FNB shall be increased by two members by adding two members who shall be individuals recommended by the BBI Board and selected by FNB, at least one of whom shall be independent as such term is defined at the time of such appointments under the Marketplace Rules of The Nasdaq Stock Market, Inc. One member will be added in Class I whose terms expire at the 2003 annual meeting of shareholders of FNB and one member will be added in Class II whose terms expire at the 2004 annual meeting of shareholders of FNB. At the appropriate annual meetings of shareholders of FNB, the Nominating Committee of the FNB Board will recommend to shareholders that these individuals be re-elected in the respective classes to which they have been appointed.

In addition, under the merger agreement, except for stock options which qualify as incentive stock options under Code Section 422, BBI will take all appropriate steps to cause all outstanding stock options under BBI’s 1994 Stock Option Plan to officers and directors of BBI and its affiliates not to be exercised. Incentive stock options may be exercised up to the effective date of the merger. As of the date hereof, all incentive stock options have been exercised. At the effective date of the merger, all unexercised stock options will be cashed out for a payment for each optioned share equal to the excess of the cash merger consideration for a share over the exercise price for the share and the BBI’s 1994 Stock Option Plan will be terminated and the 8,394 unissued shares cancelled.

As of the effective date of the merger, all prior awards under Bedford Federal’s Recognition and Retention Plan will become vested without regard to any prior schedules established and that plan will be terminated.

Employment Agreements for Certain Executive Officers and Non-Competition Agreement for Mr. Neal

As noted above, on the effective date of the merger, Harold K. Neal will cease to be an officer and employee of BBI and Bedford Federal. Mr. Neal currently has an employment agreement which has been modified by an addendum entered into in connection with the merger to clarify, but not increase, his benefits thereunder. The employment agreement as amended provides certain payments and benefits to Mr. Neal as a result of his cessation of employment in connection with the merger. These payments and benefits consist of a payment equal to 2.99 times his average taxable compensation as an employee for the five consecutive calendar years immediately preceding the calendar year the merger is effected and the right to continue medical and dental care coverage, at his expense, for himself and his family until October 19, 2005 if the merger occurs before October 20, 2003 or until October 19, 2006 if the merger occurs after October 19, 2003. The payment is expected to be approximately $483,000. Mr. Neal’s employment agreement, as amended, provides that all payments and benefits provided to him which are parachute payments for federal income tax purposes will be limited so that there are no excess parachute payments subject to excise tax imposed on Mr. Neal or loss of deductibility for FNB and its affiliates.

In addition, on or before the effective date of the merger, Bedford Federal and Mr. Neal will enter into a non-competition agreement under which Mr. Neal agrees, among other things, not to compete with FNB and its affiliates or solicit its employees for two years following the merger. Mr. Neal will be paid $50,000 per year for two years for his agreement not to compete.

Russell E. Millner, Vice President of BBI and Bedford Federal, currently has an employment agreement which has not been modified in connection with the merger. Under his employment agreement, Mr. Millner is entitled to certain payments and benefits in the event of his involuntary or voluntary termination of employment with Bedford Federal, absent just cause, at the date of a change in control (which the merger would be) or within 12 months thereafter. These payments and benefits consist of a lump sum payment (or a prorated payment over 24 months at Mr. Millner’s option) equal to two times his average taxable compensation as an employee for the five consecutive calendar years immediately preceding the calendar year the merger is effected and the right to continue medical and dental care coverage, at his expense, for himself and his family until January 23, 2004. Any such lump sum payment is expected to be approximately $196,000. Mr. Millner’s employment agreement provides that all payments and benefits provided to him which are parachute payments for federal income tax purposes will be limited so that there are no excess parachute payments subject to excise tax imposed on Mr. Millner or loss of deductibility for FNB and its affiliates.

While Bedford Federal has certain retention and severance plans, neither Mr. Neal nor Mr. Millner are entitled to any payments under those plans.

Employee Benefit Plans

FNB has agreed to continue, with certain exceptions, Bedford Federal’s employee benefit plans and programs through December 31, 2004. The plans that will be continued through December 31, 2004 are the Bedford Federal health and dental plans, long term disability plan, long term care plan, term life insurance plan, and vacation and sick leave plans (subject, however, to the cessation, one year after the merger, of Bedford Federal’s practice of cashing out unused vacation at termination of employment).

Bedford Federal also maintains a Money Purchase Pension Plan that provides or will provide for full vesting as of the effective date of the merger and which will be terminated at or about the effective date of the merger, a 401(k) plan which will be continued until FNB’s 401(k) plan is offered to Bedford Federal employees (which must occur no later than January 1, 2005), and the Bedford Federal ESOP which will be continued until merged into FNB’s ESOP no later than January 1, 2005.

In addition, FNB and BBI have agreed that the benefits of employees participating in the Bedford Federal ESOP on the effective date of the merger will then become fully vested under that plan, that the merger consideration received for unallocated Bedford Federal ESOP shares will be used to pay the remaining balance of the Bedford Federal ESOP loan outstanding at the effective date of the merger, and the excess of the merger consideration received for unallocated Bedford Federal ESOP shares over the remaining balance of the Bedford Federal ESOP loan outstanding at the effective date for the merger will be allocated to participants in the Bedford Federal ESOP as provided in the Bedford Federal ESOP plan document. After the effective date of the merger, the Bedford Federal ESOP will be continued, until merged into FNB’s ESOP, with a 5% of pay contribution for calendar year 2004 (prorated in the event of a merger of the Bedford Federal ESOP into FNB’s ESOP prior to December 31, 2004).

Otherwise, upon consummation of the merger, FNB may, subject to the following requirements, either make available participation in its employee benefit plans and programs to Bedford Federal’s employees or continue any other plans and programs of Bedford Federal that it currently provides. If Bedford Federal’s employees become eligible to participate in FNB’s employee benefit plans and programs, they will do so on substantially the same basis as FNB’s employees. Subject to restrictions and limitations that applicable law may impose, FNB will treat the service of a Bedford Federal employee with Bedford Federal as service with FNB for purposes of all employee benefit plans and programs (other than for benefit accrual, except where a Bedford Federal plan is continued). FNB will honor Bedford Federal’s obligations for all accrued and unused vacation, sick leave and personal leave, all retention and severance programs, and all deferred compensation contracts and agreements that Bedford Federal has previously disclosed to FNB.

Under the Bedford Federal Employee Retention Pay Plan, employees who remain with Bedford Federal for 30 days following the effective date of the merger will receive two weeks pay. Under the Bedford Federal Employee Change in Control Severance Plan, Bedford Federal employees terminated within 18 months of the effective date of the merger will receive two weeks salary for each year of employment with a minimum of four and maximum of 26. Under the Bedford Federal Key Employee Retention Pay Plan, participants who remain with Bedford Federal for 60 days after the effective date of the merger will receive a 15% annualized compensation bonus. Messrs. Neal and Millner are not covered by, and thus are not entitled to benefits under, these plans.

TERMS OF THE AGREEMENT AND PLAN OF MERGER

Conditions to the Merger

The obligations of BBI and FNB to consummate the merger are subject to the satisfaction or waiver of the following conditions:

•	approval of the Agreement and Plan of Merger by the holders of more than two-thirds of the outstanding shares of BBI and by a majority of holders of the outstanding shares of FNB;

•	receipt of all necessary regulatory approvals not conditioned or restricted in a manner that, in the reasonable opinions of the Boards of Directors of FNB or BBI, materially adversely impact the economic or business benefits of the merger so as to render inadvisable the consummation of the merger;

•	the Registration Statement of which this joint proxy statement/prospectus is a part shall have been declared effective by the Securities and Exchange Commission;

•	the receipt of an opinion of counsel as to the federal income tax consequences of the merger;

•	the receipt of legal opinions and certificates from each of BBI and FNB and their respective counsel;

•	the absence of any order, decree or injunction of a court or agency which enjoins or prohibits the consummation of the merger;

•	amendment of the Bedford Federal ESOP to eliminate the requirement that this plan be terminated on the effective date of the merger and providing notice of termination of the Bedford Federal Money Purchase Pension Plan (if requested by FNB) shall have been accomplished;

•	performance by each of BBI and FNB of its respective obligations under the Agreement and Plan of Merger; and

•	the accuracy, in all material respects, of the representations and warranties of the other company contained in the Agreement and Plan of Merger.

Regulatory Approvals

Federal Reserve Board. The merger is subject to the Federal Reserve Board’s approval of prior notice of the merger under Section 4 of the Bank Holding Company Act. The BHC Act requires the Federal Reserve Board, when considering a transaction such as the merger, to take into consideration the financial and managerial resources (including the competence, experience and integrity of the officers, directors and principal shareholders) and future prospects of the institutions and the convenience and needs of the communities to be served. In addition, under the Community Reinvestment Act of 1977, as amended, the Federal Reserve Board must take into account the record of performance of the acquiring institution in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such institution. FNB filed its application and notice regarding the merger with the Federal Reserve Board on [date], 2003.

The BHC Act also prohibits the Federal Reserve Board from approving a merger if it would result in a monopoly or be in furtherance of an attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country would be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner result in a restraint of trade, unless the Federal Reserve Board finds that the anticompetitive effects of the merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

Under Section 4 of the BHC Act and related regulations, the Federal Reserve Board must consider whether the performance of FNB’s and BBI’s nonbanking activities on a combined basis can reasonably be expected to produce benefits to the public (such as greater convenience, increased competition and gains in efficiency) that outweigh possible adverse effects (such as undue concentration of resources, decreased or unfair competition, conflicts of interest and unsound banking practices). This consideration includes an evaluation of the financial and managerial resources of FNB and BBI and the effect of the proposed transaction on those resources.

Virginia State Corporation Commission. Consummation of the merger is subject to the prior approval of the State Corporation Commission of Virginia. The Virginia Commission will consider: the safety and soundness of BBI and Bedford Federal; the qualification and experience of FNB and its directors and officers; whether the merger would be prejudicial to depositors, creditors, beneficiaries of fiduciary accounts or shareholders of FNB, BBI or their banking subsidiaries; and whether the merger would be in the public interest. FNB filed its application with the Virginia Commission on [date], 2003.

Office of Thrift Supervision. Under applicable OTS regulations, BBI must apply to the OTS for release from registration as a savings and loan holding company. BBI filed an application for release for registration on [date], 2003.

Waiver, Amendment and Termination

At any time on or before the effective date of the merger, any term or condition of the merger may be waived by the party which is entitled to the benefits thereof and without shareholder approval. The Agreement and Plan of Merger may be amended at any time before the merger by agreement of the parties whether before or after the shareholder meetings. However, any material change in a material term of the Agreement and Plan of Merger would require a resolicitation of the shareholders of FNB and BBI.

The Agreement and Plan of Merger may be terminated by FNB or BBI, whether before or after the approval of the merger by the shareholders of FNB and BBI:

•	by mutual consent of the Boards of Directors of each of FNB and BBI;

•	by either company if other conditions to the merger have not been met or waived;

•	by either company if the closing does not occur on or before December 1, 2003;

•	by either company if the required shareholder vote of the other company is not obtained;

•	by either company based on an uncured material breach of the other;

•	by BBI if the average closing price of FNB’s stock over the 30 trading day period ending ten calendar days prior to the closing of the merger is less than $23.50;

•	by FNB if the average closing price of FNB’s stock over the 30 trading day period ending ten calendar days prior to the closing of the merger is greater than $32.50; or

•	by FNB due to the happening of a Termination Event (as described in “Termination Fees” below).

Conduct of Business Pending the Merger

BBI and FNB have agreed to operate their respective businesses substantially as presently operated and only in the ordinary course and to use their best efforts to preserve intact their relationships with persons having business dealings with them. BBI and FNB have also agreed that BBI shall not, and will cause Bedford Federal not to, without the prior written consent of FNB which shall not be unreasonably withheld:

•	make any change in its authorized capital stock, make any awards under its stock bonus plan or stock option plan or issue or sell any additional shares;

•	voluntarily make any changes in the composition, level of compensation or title of its officers, directors or other key management personnel, except consistent with past practices in the ordinary course of business;

•	enter into any bonus, incentive compensation, stock option, deferred compensation or other benefit plan or employment or consulting agreement, except bonuses and incentive payments for 2003 may be made consistent with past practices;

•	incur any obligation or liability except in the ordinary course of its business and for adequate value;

•	except as permitted in the merger agreement, issue or contract to issue any shares of common stock, options for shares or common stock or securities exchangeable for or convertible into shares of common stock;

•	knowingly waive any right of substantial value;

•	enter into any material transactions otherwise than in the ordinary course of its business;

•	alter its bylaws or articles of incorporation; or

•	increase or accelerate the funding of the Bedford Federal ESOP, the Bedford Federal 401(k) plan or the Bedford Federal Money Purchase Pension Plan.

Expenses

The Agreement and Plan of Merger provides that each party shall be responsible for all expenses incurred by it in connection with the negotiation and consummation of the transactions contemplated by the Agreement and Plan of Merger.

Termination Fees

BBI has agreed to pay FNB a termination fee of $500,000 within five business days after written notice from FNB of FNB’s termination of the merger agreement because of any of the following “Termination Events:”

•	BBI, without having received FNB’s prior written consent, enters into an agreement with any person to be acquired through a merger, or purchase or similar transaction by someone other than FNB or such other person acquires directly from BBI securities representing 20% or more of the common stock of BBI; or

•	another person acquires beneficial ownership or a right to acquire beneficial ownership of 20% or more of the outstanding common stock of BBI after March 20, 2003; or

•	another person makes a bona fide proposal to BBI by public announcement or written communication that becomes the subject of public disclosure to acquire BBI by merger, share exchange, purchase of all or substantially all of its assets or other similar transactions and following such a bona fide proposal the merger agreement fails to receive the required approval of the BBI shareholders.

However, BBI shall not be required to pay FNB the termination fee if the Boards of Directors of FNB and BBI mutually consent to terminate or if either party terminates the merger agreement because a condition of the merger cannot be met or if the transaction does not close by December 1, 2003; so long as the failure to meet a condition of the merger or to close by December 1, 2003, was not due to one of the Termination Events listed above.

In addition, if either FNB or BBI terminates the merger agreement because of a willful and material breach under the merger agreement, such company will be required to reimburse the other for its costs and expenses.

Resales of FNB Common Stock

The shares of FNB common stock issued in connection with the merger will be freely transferable under the Securities Act, except for shares issued to any shareholder who may be deemed to be an “affiliate” (generally including, without limitation, directors, some executive officers, and beneficial owners of 10% or more of any class of capital stock) of BBI for purposes of Rule 145 under the Securities Act as of the date of the meeting. Such affiliates may not sell their shares of FNB common stock acquired in connection with the merger except pursuant to an effective registration statement under the Securities Act or other applicable exemption from the registration requirements of the Securities Act.

Election and Allocation of Consideration for BBI Shareholders

Election. Holders of shares of BBI common stock issued and outstanding immediately prior to the election deadline will be entitled to choose one of the consideration options listed below on their form of election:

•	to receive only cash consideration for all shares;

•	to receive only FNB common stock for all shares;

•	to exchange some of their shares for cash and some for FNB common stock; or

•	to indicate no preference as to type of consideration.

If BBI shares are exchanged for cash, the amount of cash to be received will be determined by multiplying an exchange ratio by the average of the last reported sales prices per share of FNB common stock as reported under the NASDAQ Exchange Composite Transactions Tape (as reported in The Wall Street Journal, or if not reported thereby, another authoritative source) for the 30 consecutive full trading days ending at the close of trading on the tenth calendar day before the date the merger closes (the “Average Closing Price of FNB Stock”).

The following chart demonstrates the amount of cash you will receive for one share of BBI stock:

If the Average Closing Price of FNB Stock is:			The cash you will receive will be:
•	equal to or more than $23.50 and equal to or less than $26.00	è	•	0.9135 times the Average Closing Price of FNB Stock

•	more than $26.00 and less than $30.00	è	•	0.9135 times the Average Closing Price, to be decreased by 0.0133625 times the Average Closing Price for each $0.50 increase in the Average Closing Price of FNB Stock from $26.00 to $30.00(1)

•	equal to or more than $30.00 and equal to or less than $32.50	è	•	0.8066 times the Average Closing Price of FNB Stock

(1)	For every $0.01 increase in the Average Closing Price of FNB Stock between $26.00 and $30.00, the resulting exchange ratio decreases by 0.00026725. For each $0.50 increase in the Average Closing Price, this works out to be a decrease in the exchange ratio of 0.0133625 for changes between $26.00 and $30.00.

For each share of BBI common stock you convert into FNB shares, the number of FNB shares you receive will also depend on the Average Closing Price of FNB Stock. The following chart demonstrates the number of FNB shares you will receive for one share of BBI stock:

If the Average Closing Price of FNB Stock is:			The number of FNB shares you will receive will be:
•	equal to or more than $23.50 and equal to or less than $26.00	è	•	0.9135 shares

•	more than $26.00 and less than $30.00	è	•	0.9135 shares to be decreased by 0.0133625 shares for each $0.50 increase in the Average Closing Price of FNB Stock from $26.00 to $30.00(1)

•	equal to or more than $30.00 and equal to or less than $32.50	è	•	0.8066 shares

(1)	For every $0.01 increase in the Average Closing Price of FNB Stock between $26.00 and $30.00, the resulting exchange ratio decreases by 0.00026725. For each $0.50 increase in the Average Closing Price, this works out to be a decrease in the exchange ratio of 0.0133625 for changes between $26.00 and $30.00.

In the case of shareholders who do not indicate a preference for cash or FNB common stock or who do not make an election, FNB will determine in its discretion whether to distribute cash or FNB common stock or a combination of cash and FNB common stock.

A form of election and complete instructions for properly making an election to receive cash, FNB common stock or a combination of cash and FNB common stock will be mailed to shareholders not more than five days after the merger has been approved by the shareholders of FNB and BBI.

Allocation. Under the structure contemplated by the Agreement and Plan of Merger, the amount of cash consideration to be paid to shareholders of BBI common stock will not be less than 20% of the total merger consideration received by BBI shareholders in the merger. In addition, FNB will not be required to issue more than 1,522,279 shares of its stock or less than 1,344,138 shares of its stock in the merger. The final aggregate number of FNB shares to be issued will be determined by FNB.

If the aggregate number of shares of BBI common stock for which cash is elected exceeds the aggregate number of shares of BBI common stock to be converted into cash consideration in the merger, then:

•	those shares with respect to which stock elections or no elections were made will be exchanged for shares of FNB common stock except that cash, without interest, will be paid in place of fractional shares of FNB common stock; and

•	with respect to those shares for which cash elections were made, cash consideration will be prorated, by multiplying the number of shares each BBI shareholder has elected to exchange for cash by a fraction, the numerator of which is the number of cash shares and the denominator of which is the aggregate number of shares of BBI common stock for which a cash election has been made; and

•	all shares not converted into cash above will be converted into shares of FNB common stock, except that cash, without interest, will be paid in place of any fractional shares of FNB common stock.

If the aggregate number of shares of BBI common stock for which stock consideration is elected exceeds the number of shares of BBI common stock to be converted into FNB common stock in the merger, then:

•	all shares with respect to which a cash election or no election was made will be exchanged for cash;

•	with respect to those shares for which stock elections were made, cash will be prorated, by multiplying the number of shares each BBI shareholder has elected to exchange for stock by a fraction, the numerator of which is the number of shares being converted into cash, less the number of shares exchanged for cash above and the denominator of which is the aggregate number of shares of BBI common stock for which a stock election has been made; and

•	all shares for which stock was elected that are not exchanged for cash above will be converted into the right to receive shares of FNB common stock, except that cash, without interest, will be paid in place of fractional shares of FNB common stock.

If the aggregate number of shares of BBI common stock for which cash was elected does not exceed the number of shares to be converted into cash, and the number of shares of BBI common stock for which stock consideration was elected does not exceed the 80% of the total consideration for the transaction, then:

•	all shares for which a cash election was made will be exchanged for cash;

•	all shares for which a stock election was made will be exchanged for shares of FNB common stock;

•	all shares for which no election was made will receive cash or shares of FNB common stock, as determined by FNB; and

•	cash, without interest, will be paid in place of fractional shares of FNB common stock.

As a result of the limitations described above, the amount of cash and shares of FNB common stock received by shareholders may differ from their actual elections. If the stock election is over-subscribed by the BBI shareholders, a shareholder who elected FNB common stock may receive part of his or her consideration in the form of cash. If the cash election is over-subscribed by the BBI shareholders, a shareholder who elected cash may receive part of his or her consideration in the form of shares of FNB common stock.

Exchange of BBI Stock

Exchange Agent. Registrar & Transfer Company will act as exchange agent in connection with the merger.

Exchange Procedures. Not more than five days after the merger has been approved by the shareholders of FNB and BBI, the exchange agent will mail a form of election to each shareholder of record of BBI common stock. The exchange agent will use its best efforts to make a form of election available to all persons who become shareholders of BBI during the period between the voting record date of [record date], 2003 and the closing of the merger. To be effective, a form of election must be:

•	properly completed and signed by the shareholder of record; and

•	delivered to the exchange agent by no later than 5:00 p.m. on the 30th business day immediately after the date the election form was mailed to BBI shareholders.

Holders may revoke their elections by filing a written revocation with the exchange agent before the deadline for submitting elections. All elections will be automatically revoked if the exchange agent receives written notice from FNB and BBI that the merger has been abandoned. FNB, and, at FNB’s option, the exchange agent, will have the discretion to determine whether forms of election have been properly completed, signed and submitted or revoked, and to disregard immaterial defects in the forms of election.

Promptly after the closing of the merger, the exchange agent will mail the following materials to each shareholder of record of BBI shares as of the closing of the merger:

•	a letter of transmittal for use in submitting such shares to the exchange agent for exchange; and

•	instructions explaining what the shareholder must do to effect the surrender of BBI certificates in exchange for consideration to be issued in the merger.

Shareholders should complete and sign the letter of transmittal and return it to the exchange agent together with his or her certificates in accordance with the instructions.

Lost, Stolen or Destroyed Certificates. If certificates for any BBI common stock have been lost, stolen or destroyed, the shareholder must submit an affidavit to that effect to the exchange agent. FNB may also require the shareholder to deliver a bond to the exchange agent in an amount reasonably required to indemnify the exchange agent against claims with respect to lost certificates.

Transfer of Ownership. The exchange agent will issue a certificate for shares of FNB common stock in a name other than that in which the BBI certificate surrendered in exchange therefor was registered only if the certificate surrendered is properly endorsed and otherwise in proper form for transfer. The person requesting the exchange must also have paid any required transfer or other taxes or established to the satisfaction of FNB or BBI that no tax is payable.

Payments Following Surrender. Until they have surrendered their certificates, holders of certificates entitled to receive FNB common stock will not receive:

•	dividends and other distributions with respect to FNB common stock that they are entitled to receive from the merger and that are declared or made with a record date after the closing of the merger; or

•	cash, without interest, payment in place of fractional shares of FNB common stock.

At the time of surrender, shareholders will receive any cash due to them, including cash in lieu of fractional shares, dividends or other distributions paid with respect to whole FNB shares, if such distributions had a record date after the closing of the merger. Such shareholders will also be paid on the appropriate payment date the amount of dividends or other distributions with a record date after the closing of the merger, but prior to surrender, and a payment date subsequent to surrender.

Shareholders should not forward their certificates to the exchange agent, FNB or BBI until they have received a letter of transmittal. Shareholders should not return certificates with the enclosed proxy. A form of election and complete instructions for properly making an election to receive cash, FNB common stock or a combination of cash and stock will be mailed to shareholders under separate cover not more than five calendar days after the merger has been approved by the shareholder of FNB and BBI.

THE BBI SHAREHOLDER SPECIAL MEETING

General

We are furnishing this joint proxy statement/prospectus in connection with the solicitation of proxies by the Board of Directors of BBI for use at the Special Meeting of BBI shareholders, including any adjournments or postponements thereof, to be held at [time], on [date], at [location, street address, City], Virginia.

The purpose of the meeting is to consider and vote upon the Agreement and Plan of Merger, dated March 20, 2003, by and between BBI and FNB, which is attached to this joint proxy statement/prospectus as Appendix A. For a description of the Agreement and Plan of Merger, see “TERMS OF THE AGREEMENT AND PLAN OF MERGER” herein.

Record Date; Voting Power

Only holders of record of shares of BBI common stock at the close of business on [record date], 2003, are entitled to notice of and to vote at the meeting. As of such date, there were      issued and outstanding shares of BBI common stock held by approximately      holders of record. Holders of record of BBI common stock on [record date], 2003, are entitled to one vote per share on any matter that may properly come before the meeting. Brokers who hold shares of BBI common stock as nominees will not have discretionary authority to vote such shares with respect to the proposed merger in the absence of instructions from the beneficial owners thereof. Any such shares of BBI common stock for which a broker has submitted an executed proxy but for which the beneficial owner thereof has not given instructions on voting to such broker are referred to as “broker non-votes.”

Vote Required

The presence in person or by proxy of the holders of more than a majority of the shares of BBI common stock outstanding on the BBI record date will constitute a quorum for the transaction of business at the meeting. Abstentions and broker non-votes will be counted for purposes of establishing the presence of a quorum at the meeting. The approval of the proposal to approve the Agreement and Plan of Merger requires the affirmative vote of holders of more than two-thirds of the shares of BBI common stock outstanding on [record date], 2003. Broker non-votes and abstentions will be counted and will have the effect of a vote against the proposal to approve the Agreement and Plan of Merger. Your broker may not vote your shares on the merger without instructions from you. Without your voting instructions a broker non-vote will occur and will have the same effect as a vote against the merger.

On [date], 2003, the executive officers and directors of BBI, including their affiliates, had voting power with respect to an aggregate of      shares of BBI common stock or approximately 18% of the shares of BBI common stock then outstanding. BBI currently expects that such directors and officers will vote all of such shares in favor of the proposal to approve the Agreement and Plan of Merger.

Recommendation of the Board of Directors of BBI

The BBI Board has unanimously approved and adopted the Agreement and Plan of Merger. The BBI Board believes that the merger is fair to and in the best interests of BBI and the BBI shareholders and recommends that the BBI shareholders vote “FOR” approval of the Agreement and Plan of Merger and the transactions contemplated thereby. See “THE MERGER—Reasons of BBI for the Merger” on page 20.

Solicitation and Revocation of Proxies

A form of proxy is enclosed with this document. All shares of BBI common stock represented by properly executed proxies (whether or not through the return of the enclosed proxy card) will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated, such shares will be voted “FOR” approval of the Agreement and Plan of Merger, and in the discretion of the proxy holder as to any other matter, which may properly come before the meeting.

You are requested to vote by completing, dating and signing the accompanying proxy card and returning it promptly to BBI in the enclosed, postage-paid envelope. You should not send stock certificates with your proxy card.

Any BBI shareholder that has previously delivered a properly executed proxy may revoke such proxy at any time before its exercise. A proxy may be revoked either by (1) filing with the Secretary of BBI prior to the meeting, at BBI’s principal executive offices, either a written revocation of such proxy or a duly executed proxy bearing a later date or (2) attending the meeting and voting in person. Presence at the meeting will not revoke a shareholder’s proxy unless such shareholder votes in person.

The cost of soliciting proxies will be borne by BBI. Proxies may be solicited by personal interview, mail or telephone. In addition, BBI may reimburse brokerage firms and other persons representing beneficial owners of shares of BBI common stock for their expenses in forwarding solicitation materials to beneficial owners. Proxies may also be solicited by some of BBI’s executive officers, directors and regular employees, without additional compensation, personally or by telephone or facsimile transmission.

Other Matters

BBI is unaware of any matter to be presented at the BBI’s special meeting other than the proposal to approve the Agreement and Plan of Merger. The proxy being provided by the Board enables shareholders to grant, withhold, or abstain on giving, the persons named in the enclosed form of proxy authority to vote all properly executed proxies in accordance with their judgment on any other matter properly presented at the meeting.

THE FNB SHAREHOLDER SPECIAL MEETING

General

We are furnishing this joint proxy statement/prospectus in connection with the solicitation of proxies by the Board of Directors of FNB for use at the special meeting of FNB shareholders, including any adjournments or postponements thereof, to be held at [time] on [date], 2003, at the FNB Center, 105 Arbor Drive, Christiansburg, Virginia.

The purpose of the Special Meeting is to consider and vote upon the Agreement and Plan of Merger, dated March 20, 2003, by and between BBI and FNB, which is attached to this joint proxy statement/prospectus as Appendix A. For a description of the Agreement and Plan of Merger, see “TERMS OF THE AGREEMENT AND PLAN OF MERGER” herein.

Record Date; Voting Power

Only holders of record of shares of FNB common stock at the close of business on [record date], 2003, are entitled to notice of and to vote at the meeting. As of such date, there were      issued and outstanding shares of FNB common stock held by approximately      holders of record. Holders of record of FNB common stock on [record date], 2003, are entitled to one vote per share on any matter that may properly come before the meeting. Brokers who hold shares of FNB common stock as nominees will not have discretionary authority to vote such shares with respect to the proposed merger in the absence of instructions from the beneficial owners thereof. Any such shares of FNB common stock for which a broker has submitted an executed proxy but for which the beneficial owner thereof has not given instructions on voting to such broker are referred to as “broker non-votes.”

Vote Required

The presence in person or by proxy of the holders of a majority of the shares of FNB common stock outstanding on the FNB record date will constitute a quorum for the transaction of business at the meeting. Abstentions and broker non-votes will be counted for purposes of establishing the presence of a quorum at the meeting. The approval of the proposal to approve the Agreement and Plan of Merger requires the affirmative vote of holders of a majority of the shares of FNB common stock outstanding on [record date], 2003. Broker non-votes and abstentions will be counted and will have the effect of a vote against the proposal to approve the Agreement and Plan of Merger. Your broker may not vote your shares on the merger without instructions from you. Without your voting instructions a broker non-vote will occur and will have the same effect as a vote against the merger.

On [date], 2003, the executive officers and directors of FNB including their affiliates, had voting power with respect to an aggregate of      shares of FNB common stock or approximately     % of the shares of FNB common stock then outstanding. FNB currently expects that such directors and officers will vote all of such shares in favor of the proposal to approve the Agreement and Plan of Merger.

Recommendation of the Board of Directors of FNB

The FNB Board has unanimously approved and adopted the Agreement and Plan of Merger. The FNB Board believes that the merger is fair to and in the best interests of FNB and the FNB shareholders and recommends that the FNB shareholders vote “FOR” approval of the Agreement and Plan of Merger and the transactions contemplated thereby. See “THE MERGER—Reasons of FNB for the Merger” herein.

Solicitation and Revocation of Proxies

A form of proxy is enclosed with this document. All shares of FNB common stock represented by properly executed proxies (whether or not through the return of the enclosed proxy card) will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated, such shares will be voted “FOR” approval of the Agreement and Plan of Merger, and in the discretion of the proxy holder as to any other matter, which may properly come before the meeting.

You are requested to vote by completing, dating and signing the accompanying proxy card and returning it promptly to FNB in the enclosed, postage-paid envelope. You should not send stock certificates with your proxy card.

Any FNB shareholder that has previously delivered a properly executed proxy may revoke such proxy at any time before its exercise. A proxy may be revoked either by (1) filing with the Secretary of FNB prior to the meeting, at FNB’s principal executive offices, either a written revocation of such proxy or a duly executed proxy bearing a later date or (2) attending the meeting and voting in person. Presence at the meeting will not revoke a shareholder’s proxy unless such shareholder votes in person.

The cost of soliciting proxies will be borne by FNB. Proxies may be solicited by personal interview, mail or telephone. In addition, FNB may reimburse brokerage firms and other persons representing beneficial owners of shares of FNB common stock for their expenses in forwarding solicitation materials to beneficial owners. Proxies may also be solicited by some of FNB’s executive officers, directors and regular employees, without additional compensation, personally or by telephone or facsimile transmission.

Other Matters

FNB is unaware of any matter to be presented at the FNB’s special meeting other than the proposal to approve the Agreement and Plan of Merger. The proxy being provided by the Board enables shareholders to grant, withhold, or abstain on giving, the persons named in the enclosed form of proxy authority to vote all properly executed proxies in accordance with their judgment on any other matter properly presented at the meeting.

THE COMPANIES

Bedford Bancshares, Inc.

General. BBI is the parent company of Bedford Federal and Central Virginia Financial Services (“CVFS”). BBI was organized as a Virginia corporation in March 1994 at the direction of Bedford Federal to acquire all of the capital stock that Bedford Federal issued upon its conversion from the mutual to stock form of ownership (the “Conversion”) in connection with a $12.6 million initial public offering completed on August 19, 1994. BBI is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage, provided that Bedford Federal retains a specified amount of its assets in housing-related investments. At the present time, since BBI does not conduct any active business, BBI does not intend to employ any persons other than officers, but utilizes the support staff and facilities of Bedford Federal from time to time.

Bedford Federal, a federally-chartered stock savings bank headquartered in Bedford, Virginia, was originally chartered in 1935 under the name “Bedford Federal Savings and Loan Association.” Bedford Federal has operated as a federally-chartered stock savings bank since August 19, 1994. Deposits have been federally insured since 1935 and are currently insured up to the maximum amount allowable by the Federal Deposit Insurance Corporation (the “FDIC”). Bedford Federal is a community oriented financial institution offering a variety of services to meet the needs of the communities it serves. Bedford Federal conducts its business from its main office in Bedford, Virginia, three full service branch offices located in Bedford County, Virginia, and eight automated teller machines.

In March 1999, BBI formed CVFS to provide a means to affiliate with an insurance company to offer life insurance and annuity products.

Competition. Competition for deposits comes from other insured financial institutions such as commercial banks, thrift institutions, credit unions, and multi-state regional banks in our market areas. Deposit competition also includes a number of insurance products sold by local agents and investment products such as mutual funds and other securities sold by local and regional brokers. Loan competition varies depending upon market conditions and comes from commercial banks, thrift institutions, credit unions, mortgage bankers and finance companies.

Employees. BBI had 55 full-time equivalent employees as of December 31, 2002.

FNB Corporation

General. FNB Corporation, a Virginia corporation, was organized in 1996 as a bank holding company for First National Bank, a national banking association formed in 1905. In 2001 FNB acquired FNB-Southwest, National Association (formerly Southwest Virginia Savings Bank, F.S.B.) which was formed in 1927 and two First Union National Bank branches. On December 31, 2001, FNB acquired Salem Bank & Trust, National Association, which was incorporated in 1976. FNB Southwest and Salem Bank & Trust, National Association, merged on May 6, 2002, into a single charter with the name “FNB Salem Bank & Trust, National Association.” In 1992, FNB formed FNB Financial Services, Inc., a wholly-owned subsidiary, to allow the company to participate as an agent in the real estate title insurance business. Additionally, this subsidiary has been licensed by the Commonwealth of Virginia to offer annuity products through First National’s Investment Group. FNB through its two banking subsidiaries, provides a full complement of consumer and commercial banking services to its primary service areas which include the New River Valley, consisting of Montgomery County, Virginia and surrounding counties, the Cities of Roanoke and Salem, Virginia and Roanoke and contiguous counties, including Bedford and Botetourt, Virginia. With an emphasis on personal service, FNB offers a broad range of commercial and retail banking products and services including checking, savings and time deposits, individual retirement accounts, merchant bankcard processing, residential and commercial mortgages, home equity loans, credit card and consumer installment loans, agricultural loans, investment loans, small business, agricultural, and FHA and SBA guaranteed loans, commercial loans, lines and letters of credit as well as trust services. In addition to its twenty-two full service branches, a loan production office, and a financial services center, FNB has 31 ATMs located both on premises and in other strategic positions within its primary market areas. FNB operates two business segments: community banking and mortgage banking. These segments are primarily identified by the products and services offered and the channels through which they are offered. The banking segment consists of full-service banks that offer customers traditional banking products and services through various delivery channels.

Competition. FNB not only competes with local, regional and local offices of multi-state bank holding companies for both deposits and loans but also with diversified providers of financial services such as brokers and mutual funds and mortgage and finance companies. Deposits are acquired from a highly diversified customer base that includes individuals, small and large businesses and municipal and other governmental entities, none of which represent a material concentration of the bank’s core deposits. First National Bank’s loan portfolio is not concentrated in any single industry or group of related industries, nor is there any material risk other than that which is expected in the normal course of business of banks in its locations. FNB does not experience a material seasonal fluctuation in its business.

Employees. FNB had 395 full-time equivalent employees as of December 31, 2002.

DESCRIPTION OF FNB CAPITAL STOCK

The information below outlines some provisions of FNB’s articles of incorporation and bylaws and the Virginia Stock Corporation Act. The information is qualified in all respects by reference to the provisions of FNB’s articles of incorporation and bylaws, which are incorporated by reference as exhibits to the registration statement, and the Virginia Business Corporation Act. See “AVAILABLE INFORMATION.”

Common Stock

FNB’s articles of incorporation authorize the issuance of up to 25 million shares of common stock, par value $5.00 per share.

Dividends. The holders of FNB common stock are entitled to share ratably in dividends when and if declared by the FNB Board from funds legally available therefor.

Voting Rights. Each holder of FNB common stock has one vote for each share held on matters presented for consideration by the shareholders.

Classification of Board of Directors. The FNB Board is divided into three classes, each serving three-year terms, so that approximately one-third of the directors of FNB are elected at each annual meeting of the shareholders of FNB. Classification of the FNB Board has the effect of decreasing the number of directors that could be elected in a single year by any person who seeks to elect its designees to a majority of the seats on the FNB Board and thereby could impede a change in control of FNB.

Preemptive Rights. The holders of FNB common stock have no preemptive rights to acquire any additional shares of FNB common stock.

Issuance of Stock. FNB’s articles of incorporation authorize the FNB Board to issue authorized shares of FNB common stock without shareholder approval. However, FNB’s common stock is listed on the NASDAQ National Market System, which requires shareholder approval of the issuance of additional shares of FNB common stock under some circumstances.

Liquidation Rights. In the event of liquidation, dissolution or winding-up of FNB, whether voluntary or involuntary, the holders of FNB common stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its shareholders after the satisfaction of its liabilities (or after adequate provision is made therefor).

Control Acquisitions. The Federal Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve Board has been given 60 days’ prior written notice of such proposed acquisition and within that time period the Federal Reserve Board has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve Board issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of more than 10% of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act would, under the circumstances set forth in the presumption, constitute the acquisition of control.

In addition, any “company” would be required to obtain the approval of the Federal Reserve Board under the BHC Act before acquiring 25% (5% in the case of an acquirer that is a bank holding company) or more of the outstanding shares of FNB common stock, or such lesser number of shares as constitute control over FNB.

State Anti-Takeover Statutes

The Virginia Stock Corporation Act restricts transactions between a corporation and its affiliates and potential acquirors. The summary below is necessarily general and is not intended to be a complete description of all the features and consequences of those provisions, and is qualified in its entirety by reference to the statutory provisions contained in the Virginia Stock Corporation Act. Because both BBI and FNB are Virginia corporations, the provisions of the Virginia Stock Corporation Act described below apply to BBI and FNB and will continue to apply to FNB after the merger.

Affiliated Transactions. The Virginia Stock Corporation Act contains provisions governing “Affiliated Transactions,” found in Sections 13.1-725 - 727.1. Affiliated Transactions include certain affiliations and share exchanges, certain material dispositions of corporate assets not in the ordinary course of business, any dissolution of a corporation proposed by or on behalf of an Interested Shareholder (as defined below), and reclassifications, including reverse stock splits, recapitalizations or affiliations of a corporation with its subsidiaries, or distributions or other transactions which have the effect of increasing the percentage of voting shares beneficially owned by an Interested Shareholder by more than 5%. For purposes of the Virginia Stock Corporation Act, an “Interested Shareholder” is defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation.

Subject to certain exceptions discussed below, the provisions governing Affiliated Transactions require that, for three years following the date upon which any shareholder becomes an Interested Shareholder, any Affiliated Transaction must be approved by the affirmative vote of holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than the shares beneficially owned by the Interested Shareholder, and by a majority (but not less than two) of the Disinterested Directors (as defined below). A “Disinterested Director” is defined in the Virginia Stock Corporation Act as a member of a corporation’s board of directors who (1) was a member before the later of January 1, 1988 or the date on which a shareholder became an Interested Shareholder and (2) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the corporation’s board of directors. At the expiration of the three year period after a shareholder becomes an Interested Shareholder, these provisions require approval of the Affiliated Transaction by the affirmative vote of the holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than those beneficially owned by the Interested Shareholder.

The principal exceptions to the special voting requirement apply to Affiliated Transactions occurring after the three year period has expired and require either that the transaction be approved by a majority of the corporation’s Disinterested Directors or that the transaction satisfy certain fair price requirements of the statute. In general, the fair price requirements provide that the shareholders must receive the higher of: the highest per share price for their shares as was paid by the Interested Shareholder for his or its shares, or the fair market value of the shares. The fair price requirements also require that, during the three years preceding the announcement of the proposed Affiliated Transaction, all required dividends have been paid and no special financial accommodations have been accorded the Interested Shareholder, unless approved by a majority of the Disinterested Directors.

None of the foregoing limitations and special voting requirements applies to a transaction with an Interested Shareholder who has been an Interested Shareholder continuously since the effective date of the statute (January 26, 1988) or who became an Interested Shareholder by gift or inheritance from such a person or whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the Disinterested Directors of the corporation.

These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the Virginia Stock Corporation Act provides that by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation may adopt by meeting certain voting requirements, an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. Neither BBI nor FNB has adopted such an amendment. Currently, no shareholder of BBI owns or controls 10% or more of BBI common stock, and there are no Interested Shareholders of BBI or FNB as defined by the Virginia Stock Corporation Act.

Control Share Acquisitions. The Virginia Control Share Acquisitions statute, found at Sections 13.1-728—728.8 of the Virginia Stock Corporation Act, also is designed to afford shareholders of a public company incorporated in Virginia protection against certain types of non-negotiated acquisitions in which a person, entity or group (Acquiring Person) seeks to gain voting control of that corporation. With certain enumerated exceptions, the statute applies to acquisitions of shares of a corporation which would result in an Acquiring Person’s ownership of the corporation’s shares entitled to vote in the election of directors falling within any one of the following ranges:

20% to 33-13%, 33-13% to 50% or 50% or more (a Control Share Acquisition). Shares that are the subject of a Control Share Acquisition (Control Shares) will not be entitled to voting rights unless the holders of a majority of the “Disinterested Shares” vote at an annual or special meeting of shareholders of the corporation to accord the Control Shares with voting rights. Disinterested shares do not include shares owned by the Acquiring Person or by officers and inside directors of the target company. Under certain circumstances, the statute permits an Acquiring Person to call a special shareholders’ meeting for the purpose of considering granting voting rights to the holders of the Control Shares. As a condition to having this matter considered at either an annual or special meeting, the Acquiring Person must provide shareholders with detailed disclosures about his identity, the method and financing of the Control Share Acquisition and any plans to engage in certain transactions with, or to make fundamental changes to, the corporation, its management or business. Under certain circumstances, the statute grants dissenters’ rights to shareholders who vote against granting voting rights to the Control Shares. The Virginia Control Share Acquisitions Statute also enables a corporation to make provisions for redemption of Control Shares with no voting rights. Among the acquisitions specifically excluded from the statute are acquisitions which are a part of certain negotiated transactions to which the corporation is a party and which, in the case of mergers or share exchanges, have been approved by the corporation’s shareholders under other provisions of the Virginia Stock Corporation Act.

Listing of FNB Common Stock

The FNB common stock is traded on the NASDAQ National Market System under the symbol “FNBP.” FNB will obtain approval from NASDAQ for listing of additional shares of FNB common stock to be issued as a result of the merger.

DIFFERENCES IN THE RIGHTS OF FNB

SHAREHOLDERS AND BBI SHAREHOLDERS

General

FNB and BBI are incorporated under the laws of Virginia and, accordingly, the rights of BBI’s shareholders and FNB’s shareholders are governed by the laws of the Commonwealth of Virginia. In addition, as a result of the merger, BBI shareholders automatically will become shareholders of FNB to the extent that they elect and receive stock consideration in the merger, and their rights as shareholders will be determined by the articles of incorporation and bylaws of FNB and the Virginia Stock Corporation Act, instead of by the articles of incorporation and bylaws of BBI. The following summarizes the material differences in the rights of shareholders of FNB and BBI. This summary is necessarily general, and is qualified in its entirety by reference to, the Virginia Stock Corporation Act and the articles of incorporation and bylaws of each corporation.

Authorized Capital

FNB	BBI

Twenty-five million (25,000,000) shares of common stock, par value five dollars ($5.00) per share. As of [date], 2003, there were shares of common stock issued and outstanding.

Two million seven hundred fifty thousand (2,750,000) shares of common stock, par value ten cents ($0.10) per share, and two hundred fifty thousand (250,000) shares of preferred stock, par value ten cents ($0.10) per share. As of [date], 2003, there were              shares of common stock issued and outstanding.

Amendment of Articles of Incorporation and Bylaws

FNB	BBI

Approval of an amendment to the articles requires a vote in favor by a majority of shareholders, provided that the amendment has been approved and recommended by two-thirds of the directors. If the amendment was not so approved and recommended, an 80% vote of shareholders is needed to amend. The bylaws may be amended by either the Board or shareholders.

Approval of an amendment to the articles will be governed by Virginia law, except for changes to Articles 6.B Bylaws, 6.C. Applicability of Statutes, 7.C Board of Directors; Removal, 7.E. Duties of Directors; Liability of Directors and Officers, 8. Indemnification, Etc., of Officers, Directors, Employees and Agents, and 10. Restriction on Voting the Corporation’s Common Stock, which all require a vote in favor by 80% of shareholders to amend. The bylaws may be amended by either the Board or shareholders, provided, that in the case of an amendment by shareholders, a vote in favor by 67% of shareholders is required.

Mergers, Consolidations and Sale of Assets

FNB	BBI

Approval of a merger, consolidation and sale of assets requires a vote in favor by a majority of shareholders, provided that the transaction has been approved and recommended by two-thirds of the Directors of FNB. If the transaction was not so approved and recommended, an 80% vote of shareholders is required to approve the transaction.

Approval of a merger, consolidation and sale of assets requires a vote in favor by 80% of shareholders unless two-thirds of the directors (who were directors prior to the time any person acquired beneficial ownership of ten percent or more of the outstanding voting stock of BBI), approve the transaction, in which case the transaction requires a vote in favor by more than two-thirds of the outstanding shares.

Size and Classification of Board of Directors

FNB	BBI

The Board consists of not less than three and no more than fifteen members. Directors are divided into three classes. Each class serves a three year term and the classes are as nearly equal in size as possible.

The Board has eight members. The Board may increase or decrease the size of the Board provided there will be no fewer than five or more than fifteen. Directors are divided into three classes. Each class serves a three year term and the classes are as nearly equal in size as possible.

Vacancies and Removal of Directors

FNB	BBI

A director may be removed for cause by a two-thirds vote of shareholders. Vacancies are filled by the majority of the Board.	A director may be removed for cause by a two-thirds percent vote of shareholders. Vacancies are filled by the majority of the Board.

Director Liability and Indemnifications

FNB	BBI

Except for liability arising from willful misconduct or a knowing violation of criminal law, directors are indemnified to the fullest extent permitted under the Virginia Stock Corporation Act.

Except for liability arising from a breach of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or knowing violation of law, unlawful payment of dividends or for any transaction from which the director derived an improper personal benefit, a director will not be liable to BBI or shareholders. A director is only indemnified if he is successful on the merits or he acted in good faith.

Special Meetings of Shareholders

FNB	BBI

A special meeting of shareholders may be called by the Chairman of the Board, a majority of the Board of Directors, and those permitted by the Virginia Stock Corporation Act.	A special meeting of shareholders may be called by the Chairman of the Board, a majority of the Board of Directors, the President, and those permitted by the Virginia Stock Corporation Act.

Shareholder Nominations and Proposals

FNB	BBI

Shareholders may nominate directors at any annual meeting. In order to do so, a shareholder must (1) be a shareholder entitled to vote for election of directors, (2) provide notice to the company not less than 14 days and no more than 50 days prior to the meeting and (3) provide in the notice the nominee’s name, address, occupation and number of shares held by the nominee.

Shareholders may nominate directors at any annual meeting. In order to do so, a shareholder must (1) be a shareholder entitled to vote for election of directors, (2) provide notice to the company not less than 14 days and no more than 60 days prior to the meeting and (3) provide in the notice the nominee’s name, address, occupation and number of shares held by the nominee.

REGULATION

Set forth below is a brief description of some laws and regulations that relate to the regulation of FNB and BBI. The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere herein, is qualified in its entirety by reference to applicable laws and regulations.

General

FNB is a bank holding company within the meaning of the Bank Holding Company Act of 1956 (the “BHC Act”). BBI is a unitary savings and loan holding company under the Home Owners’ Loan Act. FNB is supervised by the Board of Governors of the Federal Reserve System and is required to file reports with the Federal Reserve and provide such additional information as the Federal Reserve may require. BBI is supervised by the Office of Thrift Supervision and is required to file reports with the OTS and provide such additional information as the OTS may require. First National Bank and FNB Salem Bank & Trust, National Association, the banking subsidiaries of FNB, are national banking associations and as such are regulated by the Office of the Comptroller of the Currency. The OCC conducts regular examinations of national banks, reviewing such matters as the adequacy of loan loss reserves, quality of loans and investments, management practices, compliance with laws, and other aspects of their operations. In addition to these regular examinations, national banks must furnish the OCC with periodic reports containing a full, accurate statement of their affairs. Supervision, regulation and examination of national banks by the OCC are intended primarily for the protection of depositors rather than shareholders. The various laws and regulations administered by the regulatory agencies affect corporate practices, expansion of business, and provision of services. Also, monetary and fiscal policies of the United States directly affect bank loans and deposits and thus may affect FNB’s earnings. The future impact of these policies and of the continuing regulatory changes in the financial services industry cannot be predicted.

Bank Holding Company Regulation

The Bank Holding Company Act. The BHC Act further provides that the Federal Reserve may not approve any acquisition, merger or consolidation that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless it finds the anti-competitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy, which is discussed below.

The BHC Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1995, repealed the prior statutory restrictions on interstate acquisitions of banks by bank holding companies. As a result, FNB and any other bank holding company located in Virginia may now acquire a bank located in any other state, and any bank holding company located outside Virginia may lawfully acquire any Virginia-based bank, regardless of state law to the contrary, in either case subject to some deposit-percentage limitations, aging requirements, and other restrictions. The Act also generally provides that, after June 1, 1998, national and state-chartered banks may branch interstate through acquisitions of banks in other states. By adopting legislation prior to that date, a state had the ability either to “opt in” and accelerate the date after which interstate branching is permissible or to “opt out” and prohibit interstate branching altogether. The State of Virginia enacted “opt in” legislation that permitted interstate branching in Virginia on a reciprocal basis through June 1, 1998, and on an unlimited basis thereafter. Accordingly, the banking subsidiaries of FNB are currently able to establish and operate branches in other states that have also enacted “opt in” legislation.

Subject to certain amendments made by the Gramm-Leach-Bliley Act of 1999 described below, the BHC Act generally prohibits FNB from engaging in activities other than banking or managing or controlling banks, savings situations or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices.

Factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing some data processing services, acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions, and performing some insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company and is inconsistent with sound banking principles.

The Gramm-Leach-Bliley Act of 1999. The Gramm-Leach-Bliley Act of 1999 drew new lines between the types of activities that are permitted for banking organizations as financial in nature and those that are not permitted because they are commercial in nature. The Act imposes Community Reinvestment Act requirements on financial service organizations that seek to qualify for the expanded powers to engage in broader financial activities and affiliations with financial companies that the Act permits.

The Act creates a new form of financial organization called a financial holding company that may own and control banks, insurance companies and securities firms. A financial holding company is authorized to engage in any activity that is financial in nature or incidental to an activity that is financial in nature or is a complementary activity. These activities include insurance, traditional banking related activities and a wide range of securities activities, including underwriting, broker/dealer activities and investment company and investment advisory activities. The Act establishes a consultative and cooperative procedure between the Federal Reserve Board and the Secretary of the Treasury for the designation of new activities that are financial in nature within the scope of the activities permitted by the Act for a financial holding company. A financial holding company must satisfy special criteria to qualify for the expanded financial powers authorized by the Act. Among those criteria are requirements that all of the depository institutions owned by the financial holding company be rated as well-capitalized and well-managed and that all of its insured depository institutions have received a “satisfactory” rating or better for Community Reinvestment Act compliance during their last examination. A bank holding company that does not qualify as a financial holding company under the Act is generally limited in the types of activities in which it may engage to those that the Federal Reserve Board has recognized as permissible for bank holding companies prior to the date of enactment of the Act. These activities are described under the “General” heading found above.

The Act also authorizes a qualifying national bank to engage, through a financial subsidiary of the bank, in activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development, and real estate investment. In order to engage in such activities through a financial subsidiary, a national bank must be rated as well-capitalized and well-managed status and satisfy specified conditions.

Support of Subsidiary Banks. Under Federal Reserve policy, FNB is expected to act as a source of financial strength for, and to commit resources to support its subsidiary banks. This support may be required at times when, absent such policy, FNB may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its banking subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of such banks. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Restrictions on Repurchase of Stock. The BHC Act permits a bank holding company such as FNB to purchase shares of its capital stock in an amount up to 10% of its consolidated net worth within a twelve month period without prior approval from the Federal Reserve Board, provided, however, that purchases over 10% must receive prior Federal Reserve Board approval unless the bank holding company qualifies for an exception. The exception provides that a bank holding company is not required to obtain prior Federal Reserve Board approval for its repurchase if the following three conditions are met: (1) both before and immediately after the redemption, the bank holding company is well capitalized; (2) the bank holding company is well managed; and (3) the bank holding company is not the subject of any unresolved supervisory issues. The Federal Reserve Board construes the first test as requiring the holding company to have a consolidated total risk based capital ratio of 10% or greater, a consolidated Tier-1 risk based capital ratio of 6% or more, and the holding company must not be subject to any written regulatory agreement regarding capital. At the present time, FNB would qualify for the exemption described above, and would continue to do so after the proposed merger.

Prompt Corrective Action Regulations

The federal banking agencies possess broad powers to take corrective and other supervisory action as deemed appropriate for an insured depository institution and its holding company. Each federal banking agency has promulgated prompt corrective action regulations, specifying the levels at which a financial institution would be considered “well capitalized”, “adequately capitalized”, “under capitalized”, “significantly under capitalized”, or

“critically under capitalized”, and providing for certain mandatory and discretionary supervisory actions based on the capital level of the institution.

Under the prompt corrective action regulations an institution shall be deemed to be (1) “well capitalized” if it has total risk-based capital of 10% or more, has a Tier 1 risk-based capital ratio of 6% or more, has a leverage capital ratio of 5% or more and is not subject to any order or final capital directive to meet and maintain a specific capital level for any capital measure, (2) “adequately capitalized” if it has a total risk-based capital ratio of 8% or more, a Tier 1 risk-based ratio of 4% or more and a leverage capital ratio of 4% or more (3% under certain circumstances) and does not meet the definition of “well capitalized”, (3) “undercapitalized” if it has a total risk-based capital ratio that is less than 8%, a Tier 1 risk-based capital ratio that is less than 4% or a leverage capital ratio that is less than 4% (3% in certain circumstances), (4) “significantly undercapitalized” if it has a total risk-based capital ratio that is less than 6%, a Tier 1 risk-based capital ratio that is less than 3% or a leverage capital ratio that is less than 3% and (5) “critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2%. In addition, under certain circumstances, a federal banking agency may reclassify a well capitalized institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category (except that the FDIC may not reclassify a significantly undercapitalized institution as critically undercapitalized). Immediately upon becoming undercapitalized, or upon failing to submit or implement a capital plan as required, an institution shall become subject to various regulatory restrictions.

Regulatory Capital Requirements

All depository institutions are required to maintain minimum levels of regulatory capital. The federal bank regulatory agencies, including the OCC and the OTS, have established essentially identical risked based and leverage capital standards for financial institutions that they regulate. In addition, the Federal Reserve has established substantially similar regulatory capital standards for bank holding companies such as FNB. These regulatory agencies also may impose capital requirements in excess of these standards on a case-by-case basis for various reasons, including financial condition or actual or anticipated growth. Under the risk-based capital requirements of these regulatory agencies, the bank subsidiaries of FNB and Bedford Federal are each required to maintain a minimum ratio of total capital to risk-weighted assets of at least 8%. At least half of the total capital is required to be “Tier 1 capital,” which consists principally of common and some qualifying preferred shareholders’ equity, less certain intangibles and other adjustments. The remainder (“Tier 2 capital”) consists of a limited amount of subordinated and other qualifying debt (including certain hybrid capital instruments) and a limited amount of the general loan loss allowance. Based upon the applicable regulations, First National Bank, FNB Salem Bank & Trust, National Association and Bedford Federal exceed all applicable regulatory capital requirements.

In addition, the federal regulatory agencies have established a minimum leverage capital ratio (Tier 1 capital to tangible assets). These guidelines provide for a minimum leverage capital ratio of 3% for depository institutions and bank holding companies that meet certain specified criteria, including that they have the highest regulatory examination rating and are not contemplating significant growth or expansion. All other institutions and bank holding companies are expected to maintain a leverage ratio of at least 100 to 200 basis points above that minimum. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

Deposit Insurance

The deposits of First National Bank, FNB Salem Bank & Trust, National Association and Bedford Federal are currently insured to a maximum of $100,000 per depositor, subject to certain aggregation rules. The FDIC has implemented a risk-related assessment system for deposit insurance premiums. All depository institutions have been assigned to one of nine risk assessment classifications based on certain capital and supervisory measures.

Federal Reserve System

The Federal Reserve Board requires all depository institutions to maintain reserves against their transaction accounts (primarily NOW and Super NOW checking accounts) and non-personal time deposits. Because required reserves must be maintained in the form of vault cash or a noninterest-bearing account at a Federal Reserve Bank, the effect of this reserve requirement is to reduce the earning assets of FNB’s and BBI’s subsidiary banks.

Office of Thrift Supervision

As a federally chartered, SAIF-insured savings association, Bedford Federal is subject to extensive regulation by the Office of Thrift Supervision (“OTS”). Lending activities and other investments must comply with various federal statutory and regulatory requirements. Under applicable regulations, BBI must apply to the OTS for release from registration as a savings and loan holding company. BBI filed an application for release for registration on [date], 2003.

The OTS regularly examines Bedford Federal and prepares reports for the consideration of Bedford Federal’s Board of Directors on any deficiencies that are found in Bedford Federal’s operations. Bedford Federal’s relationship with its depositors and borrowers is also regulated to a great extent by federal and state law, especially in such matters as the ownership of savings accounts and the form and content of Bedford Federal’s mortgage documents.

Bedford Federal must file reports with the OTS concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other savings institutions. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the SAIF and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulations, whether by the Office of Thrift Supervision or the U.S. Congress, could have a material impact on Bedford Federal and its operations.

OTS regulations impose limitations upon all capital distributions by savings institutions, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger, and other distributions charged against capital. An institution that exceeds all capital requirements before and after a proposed capital distribution and has not been advised by the OTS that it is in need of more than the normal supervision can, after prior notice to the OTS, make capital distributions during a calendar year equal to its net income to date during the calendar year plus retained net income for the preceding two years. Any additional capital distributions require prior regulatory approval. In the event Bedford Federal’s capital fell below its requirements or the OTS notified it that it was in need of more than normal supervision, Bedford Federal’s ability to make capital distributions could be further restricted. The OTS has the authority to prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice. In addition, Bedford Federal may not declare or pay a cash dividend on its capital stock if the effect of the dividend would be to reduce the regulatory capital of Bedford Federal below the amount required for the liquidation account established in connection with its conversion from mutual to stock form.

Savings institutions must meet a QTL test or the definition of a domestic building and loan association under Section 7701 of the Internal Revenue Code. If Bedford Federal maintains an appropriate level of qualified thrift investments (primarily residential mortgages and related investments, including certain mortgage-related securities) and otherwise qualifies as a QTL or a domestic building and loan association, it will continue to enjoy full borrowing privileges from the FHLB of Atlanta. The required percentage of qualified thrift investments is 65% of assets while the Code requires investments of 60% of assets.

UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS

The following Unaudited Pro Forma Combined Condensed Financial Statements combine the historical consolidated balance sheet and income statement of FNB and subsidiaries, with the historical consolidated balance sheet and income statement of BBI and subsidiaries, giving effect to the consummation of the merger as of the end of each company’s year ended in 2002 as to the balance sheet and giving effect to the consummation of the merger as though it occurred at the beginning of the year ended in 2002 as to the income statement. The pro forma financial statements were prepared using the purchase method of accounting, giving effect to the related pro forma adjustments described in the accompanying Footnotes. FNB reports on a calendar year basis while BBI reports on a fiscal year ending on September 30. For purposes of these Unaudited Pro Forma Combined Condensed Financial Statements, the companies have been combined as though they reported using the same year for accounting purposes and the exchange value of FNB stock used in the transaction was $28.00 per share.

The Unaudited Pro Forma Combined Condensed Financial Statements included herein are presented for informational purposes only. This information includes various estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated or which may be obtained in the future. The Unaudited Pro Forma Combined Condensed Financial Statements and accompanying notes should be read in conjunction with and are qualified in their entirety by reference to the historical financial statements and related notes thereto of FNB and BBI, which are incorporated by reference in this joint proxy statement/prospectus. See “INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.”

FNB CORPORATION

Unaudited Pro Forma Combined Condensed

Balance Sheet

At Year End 2002

(Dollars in thousands)

	FNB December 31, 2002	BBI September 30, 2002	Adjustments	Combined
Assets
Cash and due from banks	$29,241	$6,803	$—	$36,044
Interest-bearing deposits with banks	—	8,865	—	8,865
Federal funds sold and securities purchased with			—	—
with resale agreements or similar arrangements	11,150			11,150
Other investments	5,320	2,600	—	7,920
Mortgage loans held for sale	34,271			34,271
Securities available for sale	141,888	13,589		155,477
Securities held to maturity	16,075	502	(19)	16,558
Loans and leases, net of unearned income	691,661	220,828	4,115	916,604
Allowance for loan and lease losses	9,466	1,194	—	10,660

Loans and leases, net	682,195	219,634	4,115	905,944

Premises and equipment, net	23,201	1,239	839	25,279
Other assets	49,090	2,382	29,069	80,541

Total assets	$992,431	$255,614	$34,004	$1,282,049

Liabilities and Stockholders’ Equity
Deposits	$845,688	$177,214	$3,072	$1,025,974
Short-term borrowed funds	8,071	—	—	8,071
Long-term debt	38,531	52,000	15,370	105,901
Accounts payable and other liabilities	5,042	1,838	—	6,880

Total liabilities	897,332	231,052	18,442	1,146,826

Stockholders’ equity:
Preferred Stock	—	—	—	—
Common Stock	29,038	201	6,964	36,203
Additional paid-in-capital	51,289	10,089	22,870	84,248

Retained earnings	12,588	14,570	(14,570)	12,588
Unearned ESOP shares and Compensation	(721)	(320)	320	(721)
Treasury stock account	—		—	—
Net unrealized appreciation			—	—
on securities available for sale	2,905	22	(22)	2,905

Total stockholders’ equity	95,099	24,562	15,562	135,223

Total liabilities and stockholders’ equity	$992,431	$255,614	$34,004	$1,282,049

FNB CORPORATION

Footnotes to the Unaudited Pro Forma Combined Condensed Balance Sheet

As of Year Ended in 2002

(Amounts in thousands, except percent and per share data)

Basis of Presentation

The pro forma balance sheet as of Year Ended in 2002 includes historical information of FNB as of December 31, 2002 and BBI as of September 30, 2002 as though their yearend for accounting purposes was the same, together with adjustments necessary to reflect the proposed merger transaction as though it was completed at yearend 2002.

Pro Forma Adjustments Related to BBI—Assets

Securities Available for Sale

BBI’s Securities Available for Sale are recorded at market value. Securities Held to Maturity were reduced by $19 to fair market value as of the merger date.

Loans and Leases

Loans and leases were adjusted $4,115 to reflect the increase resulting from valuing BBI’s loan portfolios at fair market value as of the merger date.

Premises and Equipment

Premises and equipment were increased by $839 to reflect the estimated current fair market value of the real property of BBI as of the merger date.

Core Deposit Intangibles and Goodwill

$5,400 of the purchase price was allocated to Core Deposit Intangibles to reflect the value of the base of core deposits acquired in the proposed transaction. This amount was estimated based upon past experience with similar transactions and will be adjusted based upon the completion of a core deposit study subsequent to the effective date of the merger. The excess of the purchase price over identified tangible and intangible net assets acquired of $22,871 has been allocated to Goodwill.

Other Assets

Other Assets were increased by $798 to reflect the deferred income tax impact of other adjustments to balance sheet amounts that will result in credits or charges to the income statement in future periods.

Pro Forma Adjustments Related to BBI—Liabilities

Deposits

Deposits were increased by $3,072 to reflect the fair market of BBI’s interest bearing deposit balances as of the merger date.

Long-term Debt

Long-term debt was increased $12,000 to reflect the issuance of debt in the form of Trust Preferred to provide the cash consideration required in the acquisition of BBI. The stockholders of BBI have the option to receive cash or FNB stock in exchange for their stock in BBI. It is projected for purposes of this pro forma balance sheet that 20.0% of the total consideration in the proposed transaction will be in cash resulting in total cash payment to BBI stockholders of $10,038 (20.0% times 2,012 outstanding shares of BBI plus the estimated additional shares to be issued as a result of the transaction times $24.08 per share consideration). FNB will repurchase its shares on the open market, if necessary, to ensure that approximately 20.0% of the total consideration is cash.

Long-term debt is also increased by $3,370 to reflect at fair market value the outstanding FHLB borrowings of BBI as of the merger date.

Pro Forma Adjustments Related to BBI—Stockholders’ Equity

Common Stock

Common stock was reduced by $201 to reflect the redemption of 100% of the outstanding common stock of BBI as of the effective date of the merger transaction.

Common stock was increased by $7,165 to reflect the issuance of 1,433 shares of FNB at FNB’s $5 par value per share. For purposes of this pro forma balance sheet it is estimated that approximately 80.0% of the total consideration in the proposed merger transaction will be in the form of FNB common stock and that the mid-point market price of $28.00 per share will be the exchange rate. At September 30, 2002, BBI had 2,012 common shares outstanding which, together with 79 additional shares issued in exercise of options and the retirement of 8 shares held by the BBI RRP Trust concurrent with the merger transaction, will result in the issuance of 1,433 shares of FNB (2,083 times $24.08 ($28.00 multiplied by the factor of .86005), divided by $28.00 per share market value of FNB shares, times 80%, the projected portion of the consideration to be exchanged in FNB common stock).

Additional Paid-In Capital

Additional paid-in capital was reduced by $10,089 to eliminate the paid-in capital related to BBI as of the effective date of the merger. In addition, additional paid-in capital was increased by $32,959 to reflect the issuance of 1,433 shares of stock at $23.00 per share, the excess of issue price over the $5 per share par value of FNB common stock.

Retained Earnings

Retained earnings were reduced to eliminate the $14,570 balance of BBI’s retained earnings as of the effective date of the proposed merger.

Unearned ESOP Shares and Compensation

Unearned ESOP shares and compensation was reduced by $320 to reflect the redemption of 100% of the outstanding unearned ESOP shares of BBI as of the effective date of the merger transaction.

Net Unrealized Appreciation on Securities Available for Sale

Net unrealized appreciation on securities available for sale was reduced to eliminate BBI’s balance at yearend 2002 as BBI’s securities were adjusted to fair market value as of the effective date of the proposed merger.

FNB CORPORATION

Unaudited Pro Forma Combined Condensed Statement of Income

For the Year Ended 2002

(Dollars in thousands, except share and per share amounts)

	FNB December 31, 2002	BBI September 30, 2002	Pro Forma Adjustments	FNB Combined
Interest income	$59,618	$15,612	$(2,567)	$72,663
Interest expense	22,196	7,888	(2,394)	27,690

Net Interest Income	37,422	7,724	(173)	44,973
Provision for loan losses	1,369	295	—	1,664
Noninterest Income	11,545	1,843		13,388
Noninterest Expense	31,282	4,570	1,070	36,922

Income Before Taxes	16,316	4,702	(1,243)	19,775
Income taxes	5,225	1,763	(91)	6,897

Net Income	$11,091	$2,939	$(1,152)	$12,878

Based on Stock Price Floor ($23.50):
Weighted average common shares outstanding for:
Basic earnings per share	5,758,490	1,978,563	1,497,878	7,256,368
Fully diluted earnings per share	5,833,190	2,056,536	1,497,878	7,331,068
Per common share data:
Basic earnings per common share	$1.93	$1.49		$1.77
Fully diluted earnings per common share	$1.90	$1.43		$1.76

Based on Stock Price Mid Point ($28.00):
Weighted average common shares outstanding for:
Basic earnings per share	5,758,490	1,978,563	1,410,236	7,168,726
Fully diluted earnings per share	5,833,190	2,056,536	1,410,236	7,243,426
Per common share data:
Basic earnings per common share	$1.93	$1.49		$1.80
Fully diluted earnings per common share	$1.90	$1.43		$1.78
Based on Stock Price Ceiling ($32.50):
Weighted average common shares outstanding for:
Basic earnings per share	5,758,490	1,978,563	1,322,593	7,081,083
Fully diluted earnings per share	5,833,190	2,056,536	1,322,593	7,155,783
Per common share data:
Basic earnings per common share	$1.93	$1.49		$1.82
Fully diluted earnings per common share	$1.90	$1.43		$1.80

FNB CORPORATION

Footnotes to the Unaudited Pro Forma Combined Condensed Statement of Income For the Year Ended in 2002

(Amounts in thousands, except share and percent data)

Basis of Presentation

The pro forma statement of income for the Year Ended in 2002 includes the historical operations of FNB for its year ended December 31, 2002, as reported, plus the operations of BBI for its year ended September 30, 2002 as if the operating year of both FNB and BBI were the same, together with the adjustments necessary to reflect the acquisition as if completed at the beginning of the 2002 year.

Pro Forma Adjustments Related to BBI

Interest Income

Interest income is reduced $2,567 to reflect the amortization of the premium related to the adjustment to fair value of the investment and loan portfolios over 12 months and for periods up to 72 months, respectively, the average lives of the portfolios. The premium related to loans is amortized over the lives of the respective individual loan portfolios that range from 12 to 72 months.

Interest Expense

Interest expense is reduced $2,922 related to the amortization of the fair market adjustment of the deposit portfolio and other borrowings over the estimated average portfolio lives of 60 to 48 months, respectively. Interest expense was increased by $528 to reflect the cost of funding the cash portion of the consideration paid to BBI stockholders and costs related to the merger. Trust preferred securities at an estimated rate of 4.40%, (libor of 1.25% plus 3.15%) will be issued to fund the cash requirements of the merger.

Non-interest Expense

Non-interest expense was increased $95 to reflect the amortization of the fair market value adjustment of real property over its estimated remaining useful life. An additional increase in Non-interest expense of $976 was made to reflect the amortization of the portion of the purchase price allocated to core deposit intangibles over a 10 year life on an accelerated basis. Goodwill associated with the acquisition will be reviewed in future periods for impairment according to Financial Accounting Standards Board Statement No. 142 with no amortization or impairment adjustment recorded in this pro forma statement of income.

Income Taxes

Income taxes were adjusted at the company’s average income tax rate of 34% as to items of taxable income or deduction.

Computation of Per Share Earnings

The weighted average common shares outstanding used in calculation of pro forma basic and fully diluted earnings per common share were adjusted to reflect the issuance of 79,473 shares of common stock resulting from the exercise of outstanding incentive stock options and the retirement of 8,394 unissued shares held by the Recognition and Retention Trust to be cancelled concurrent with the transaction. The net increase of 71,079 shares increased shares used in the computation of both basic and fully diluted earnings per share and the conversion of outstanding options to stock and the redemption of others for cash reduced outstanding shares used in the calculation of fully diluted earnings per share by 77,973 shares. These adjustments were made to the weighted average BBI shares outstanding at September 30, 2002 and the resultant amounts were further adjusted by the appropriate multiplier based on assumed market value and the result was multiplied by 80%, the assumed portion of the consideration to be paid in FNB stock.

Amortization/Accretion in Future Periods

The adjustments to reflect assets and liabilities at fair value as of the effective date of the merger will be accreted or amortized into income or expense in future accounting periods. The projected amounts of future accretion and amortization together with the projected amortization of core deposit intangibles in future accounting periods is as follows:

TWELVE MONTH PERIODS FOLLOWING MERGER	LOANS AND INVESTMENTS	DEPOSITS	FIXED ASSETS	LONG-TERM DEBT	NET INCREASE (DECREASE)	CORE DEPOSIT INTANGIBLES
Increase (Decrease) Income
Year One	$(2,567)	$1,513	$(95)	$1,409	$260	$(976)
Year Two	(416)	677	(95)	1,313	1,479	(878)
Year Three	(431)	467	(95)	669	610	(781)
Year Four	(372)	257	(95)	25	(185)	(683)
Year Five	(191)	128	(95)	—	(158)	(585)

LEGAL MATTERS

Troutman Sanders LLP, Richmond, Virginia, will pass upon the validity of the FNB common stock offered by this joint proxy statement/prospectus. As of the date of this joint proxy statement/prospectus, partners of Troutman Sanders LLP own less than 1/2 of 1% of FNB’s common stock.

EXPERTS

The consolidated financial statements of FNB Corporation and Subsidiaries as of December 31, 2002 and for each of the years in the three-year period ended December 31, 2002, included in FNB’s 2002 Annual Report on Form 10-K have been incorporated by reference herein in reliance upon the report of Brown, Edwards & Company, LLP, independent certified public accountants, which has been given upon the authority of that firm as experts in accounting and auditing. Brown, Edwards & Company, LLP’s report is included in FNB’s Annual Report on Form 10-K, which is incorporated by reference herein.

The consolidated financial statements of Bedford Bancshares, Inc. and Subsidiaries incorporated by reference in this registration statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

SHAREHOLDER PROPOSALS

If the merger is not consummated, BBI expects to hold its next annual meeting of shareholders in January, 2004. In the event that such a meeting is held, any proposals of shareholders intended to be presented at such meeting must be received at BBI’s principal executive offices at 125 W. Main Street, Bedford, Virginia 24523 before November 22, 2003.

AVAILABLE INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about FNB and BBI that is not included with this joint proxy statement/prospectus.

On your written or oral request, BBI or FNB will provide you, without charge, with a copy of any of the documents incorporated by reference into this joint proxy statement/prospectus, not including exhibits to the information unless those exhibits are specifically incorporated by reference. In order to ensure timely delivery of the documents, any request must be made no later than five business days before [date], 2003. The requested documents will be sent by first class mail within one business day of the receipt of the request.

Requests for documents relating to BBI should be directed to:	Requests for documents relating to FNB should be directed to:

Nancy T. Snyder, Secretary	Peter A. Seitz
Bedford Bancshares, Inc.	FNB Corporation
125 W. Main Street	105 Arbor Drive
Bedford, Virginia 24523	Christiansburg, Virginia 24073
(540) 586-2590	(540) 382-4951

BBI and FNB file annual, quarterly and special reports, proxy statements and other information with the SEC. Copies of BBI’s or FNB’s reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC:

SEC’s Public Reference Room

450 Fifth Street, N.W.

Washington, D.C. 20549

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, or by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site that include reports, proxy statements and other information regarding BBI and FNB. The address of the SEC Web site is http://www.sec.gov.

FNB has filed a registration statement under the Securities Act with the SEC to register the FNB common stock to be issued to BBI’s shareholders in the merger. This joint proxy statement/prospectus is part of that registration statement. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement, and constitutes a joint proxy statement/prospectus of FNB in addition to being a proxy statement of BBI for its special meeting and a proxy statement of FNB for its special meeting. You may inspect and copy the registration statement at any of the addresses listed above.

All information contained herein with respect to FNB and its subsidiaries have been supplied by FNB, and all information with respect to BBI and its subsidiaries has been supplied by BBI.

No person has been authorized to give any information or to make any representation other than those contained in this joint proxy statement/prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by FNB or BBI. Neither the delivery of this joint proxy statement/prospectus nor any distribution of the securities to which this joint proxy statement/prospectus relates shall, under any circumstances, create any implication that there has been no change in the affairs of FNB, BBI, or any of their respective subsidiaries since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities other than the securities to which it relates or an offer to sell or a solicitation of an offer to purchase the securities offered by this joint proxy statement/prospectus in any jurisdiction in which such an offer or solicitation is not lawful.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This joint proxy statement/prospectus incorporates documents by reference that are not presented in or delivered with this document.

The SEC allows FNB and BBI to “incorporate by reference” information into this joint proxy statement/prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information included in or incorporated by reference from subsequently filed documents into this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents listed below that FNB and BBI have previously filed with the SEC. These documents contain important information about FNB’s and BBI’s business and finances.

The following documents filed by FNB with the SEC: FNB’s Annual Report on Form 10-K as of and for the year ended December 31, 2002; the portions of FNB’s Proxy Statement for the Annual Meeting of shareholders held on May 13, 2003, that have been incorporated by reference in the 2002 FNB 10-K and the description of FNB common stock set forth in FNB’s Registration Statement on Form S-4, Registration No. 333-02524, and any amendment or report filed for the purpose of updating any such description.

The following documents filed by BBI with the SEC: BBI’s Annual Report on Form 10-KSB as of and for the year ended September 30, 2002, including BBI’s 2002 Annual Report to Stockholders, filed as Exhibit 13 to the Form 10-KSB; and BBI’s Quarterly Report on Form 10-QSB for the three months ended December 31, 2002.

We also incorporate by reference any additional documents that FNB or BBI files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934, as amended, after the date of this joint proxy statement/prospectus and before the date of each company’s Special Meeting.

This joint proxy statement/prospectus is dated [date], 2003. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any other date, and neither the mailing of the joint proxy statement/prospectus to shareholders nor the issuance of FNB common stock in the merger shall create any implication to the contrary. Please note that FNB has supplied all information contained or incorporated by reference into this joint proxy statement/prospectus relating to FNB, and BBI has supplied all information relating to BBI.

You should rely only on the information contained in this document or in documents to which we have referred you. We have not authorized anyone to provide you with different information.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

BETWEEN

BEDFORD BANCSHARES, INC.

AND

FNB CORPORATION

March 20, 2003

	(m) Employee Benefit Plans and Other Compensatory Arrangements	12
	(n) Investment Securities	14
	(o) Certain Contracts	14
	(p) Insurance	14
	(q) Loans, OREO and Allowance for Loan Losses	15
	(r) Absence of Material Changes and Events	16
	(s) Statements True and Correct	16
	(t) Brokers and Finders	16
	(u) Repurchase Agreements	16
	(v) Trust Accounts	16
	(w) Environmental Matters	16
	(x) Investment Banking Letter	18

4.2	Representations and Warranties of FNB	18
	(a) Organization, Standing and Power	18
	(b) Authority	18
	(c) Capital Structure	19
	(d) Ownership of the FNB Subsidiaries; Capital Structure of the FNB Subsidiaries; and Organization of the FNB Subsidiaries	19
	(e) Financial Statements	20
	(f) Absence of Undisclosed Liabilities	20
	(g) Legal Proceedings; Compliance with Laws	20
	(h) Regulatory Approvals	21
	(i) Labor Relations	21
	(j) Tax Matters	21
	(k) Property	21
	(l) Reports	22
	(m) Employee Benefit Plans and Other Compensatory Arrangements	22
	(n) Investment Securities	23
	(o) Certain Contracts	23
	(p) Insurance	23
	(q) Loans, OREO, and Allowance for Loan Losses	24
	(r) Absence of Material Changes and Events	25
	(s) Statements True and Correct	25
	(t) Brokers and Finders	25
	(u) Repurchase Agreements	25
	(v) Administration of Trust Accounts	25
	(w) Environmental Matters	26
	(x) Investment Banking Letter	27

	ARTICLE 5
	Conduct Prior to the Effective Date

5.1	Access to Records and Properties	27
5.2	Confidentiality	27
5.3	Registration Statement, Proxy Statement and Shareholder Approval	28
5.4	Operation of the Business of FNB and BBI	28
5.5	Dividends	30
5.6	No Solicitation	30
5.7	Regulatory Filings	30
5.8	Public Announcements	30
5.9	Notice of Breach	31

5.10	Accounting Treatment	31
5.11	Merger Consummation	31
5.12	FNB Acquisition Transaction	31
5.13	Affiliate Agreements	31
5.14	Exchange Listing	31

	ARTICLE 6
	Additional Agreements

6.1	Conversion of Stock Options	31
6.2	Benefit Plans	32
6.3	Indemnification	34
6.4	Continuation of Bedford Directors	34

	ARTICLE 7
	Conditions to the Merger

7.1	Conditions to Each Party’s Obligations to Effect the Merger	35
	(a) Shareholder Approval	35
	(b) Regulatory Approvals	35
	(c) Registration Statement	35
	(d) Tax Opinion	35
	(e) Opinions of Counsel	35
	(f) Legal Proceedings	35
	(g) Amendment of the Bedford Federal ESOP	36
	(h) Notice of Termination of the Bedford Pension Plan	36

7.2	Conditions to Obligations of FNB	36
	(a) Representations and Warranties	36
	(b) Performance of Obligations	36
	(c) Affiliate Agreements	36
	(d) Investment Banking Letter	36

7.3	Conditions to Obligations of BBI	37
	(a) Representations and Warranties	37
	(b) Performance of Obligations	37
	(c) Investment Banking Letter	37

	ARTICLE 8
	Termination

8.1	Termination	37
8.2	Effect of Termination	38
8.3	Non-Survival of Representations, Warranties and Covenants	38
8.4	Expenses	38

	ARTICLE 9
	General Provisions

9.1	Entire Agreement	40
9.2	Waiver and Amendment	40
9.3	Descriptive Headings	40
9.4	Governing Law	40
9.5	Notices	40
9.6	Counterparts	41

9.7	Severability	41
9.8	Subsidiaries	42

Exhibit 1.4(a) – Addendum to Employment Agreement for Harold K. Neal

Exhibit 1.4(b) – Non-Competition Agreement for Harold K. Neal

Exhibit A – Plan of Merger between Bedford Bancshares, Inc. and FNB Corporation

Exhibit B –Affiliate Agreement

Exhibit C – Certificates of Directors of BBI and Bedford Federal Savings Bank and Directors of FNB

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”) is made and entered into as of March        , 2003, by and between FNB CORPORATION, a Virginia corporation with its principal office located in Christiansburg, Virginia (“FNB”), and BEDFORD BANCSHARES, INC., a Virginia corporation with its principal office located in Bedford, Virginia (“BBI”).

WITNESSETH:

WHEREAS, FNB and BBI (together, the “Companies”) desire to affiliate, so that Bedford Federal Savings Bank (“Bedford Federal”) will be a wholly-owned subsidiary of FNB; and

WHEREAS, FNB and BBI have agreed to the affiliation of their two companies through a merger under Virginia law, as a result of which BBI would merge with and into FNB and the shareholders of BBI will become shareholders of FNB, all as more specifically provided in this Agreement and the Plan of Merger in the form attached hereto as Exhibit A (the “Plan”); and

WHEREAS, the Boards of Directors of the Companies each believe it is in the best interests of their respective corporations and their shareholders to affiliate as provided herein and that the respective shareholder values of FNB and BBI can be maximized over time through this affiliation; and

WHEREAS, the Boards of Directors of the Companies each believe that the transaction contemplated in this Agreement is in the best interests of the communities they serve and of their respective employees; and

WHEREAS, the Boards of Directors of the Companies each believe that after the affiliation the holding company structure should provide management and technical assistance and support for recruitment, training and retention of skilled officers and employees to their affiliates in order to enable the combined organization to operate more efficiently; and

WHEREAS, the respective Boards of Directors of the Companies have resolved that the transactions described herein are in the best interests of the parties and their respective shareholders and have authorized and approved the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, the parties hereby agree as follows:

ARTICLE 1

The Merger and Related Matters

1.1 Definitions. Any term defined anywhere in this Agreement shall have the meaning ascribed to it for all purposes of this Agreement (unless expressly noted to the contrary). In addition:

(a) The term “knowledge” when used with respect to a party shall mean the knowledge of any “Executive Officer” of such party, as such term is defined in Regulation O, (12 C.F.R. 215).

(b) The term “Material Adverse Effect”, when applied to a party, shall mean an event, occurrence or circumstance which (a) has or is reasonably likely to have a material adverse effect on the financial position, results of operations or business of the party and its subsidiaries, taken as a whole, or (b) would materially impair the party’s ability to perform its obligations under this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that material adverse effect and material impairment shall not be deemed to include the impact of (i) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (ii) changes in generally accepted accounting principles or regulatory accounting requirements applicable to thrifts, banks, savings and loan holding companies and bank holding companies, generally, (iii) actions or omissions of FNB or Bedford Federal taken with the prior written consent of the other in contemplation of the transactions contemplated hereby, and (iv) the Merger and related expenses associated with the transactions contemplated by this Agreement on the operating performance of the parties to this Agreement.

(c) The term “Previously Disclosed” by a party shall mean information set forth in a written disclosure letter that is delivered by that party to the other party prior to or contemporaneously with the execution of this Agreement and specifically designated as information “Previously Disclosed” pursuant to this Agreement. The inclusion of a given item in such written disclosure letter shall not be deemed a conclusion or admission that such item (or any other item) is material or has a Material Adverse Effect. Information disclosed for one section shall constitute disclosure for other sections whether or not specifically referenced.

1.2 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Date as defined in Section 1.5 hereof, BBI will be merged with and into FNB (the “Merger”). At the Effective Date, the Merger shall have the effect as provided in Section 13.1-721 of the Virginia Stock Corporation Act.

1.3 Name and Continuing Operations. The name and banking offices of Bedford Federal will not change as a result of the Merger. After the Effective Date, FNB shall continue to be headquartered in Christiansburg, Virginia.

1.4 Management of FNB and Bedford Federal. Except as noted hereinafter, the directors, officers and employees of Bedford Federal will not change as a result of the Merger except that an individual selected by FNB shall be appointed to the Board of Bedford Federal. On the Effective Date, the number of Directors of FNB shall be increased by two members who shall be individuals recommended by the BBI Board and selected by FNB, at least one of whom shall be independent as such term is defined at the time of such appointments under the Marketplace Rules of The Nasdaq Stock Market, Inc., and who shall then be appointed to the Board of FNB. At the next annual meeting of shareholders of FNB, management of FNB will recommend to shareholders that the two new members be elected as members of the Board of FNB. In addition, as of the Effective Date, FNB shall enter into an Addendum to Employment Agreement for Harold K. Neal, as attached hereto as Exhibit 1.4(a). In addition, as of the Effective Date, FNB shall enter into an agreement with Harold K. Neal in which FNB agrees to pay Mr. Neal $50,000 each year for two years in consideration for his agreement not to compete with FNB and its affiliates for a period of two years from the Effective Date, as provided in a Non-competition Agreement attached hereto as Exhibit 1.4(b).

1.5 The Closing and Effective Date. The closing of the transactions contemplated by this Agreement and the Plan of Merger shall take place at the offices of FNB in Christiansburg, Virginia or at such other place as may be mutually agreed upon by the parties. The Merger shall become effective on the date shown on the Certificate of Merger issued by the State Corporation Commission of Virginia (the “SCC”) effecting the Merger (the “Effective Date”). Unless otherwise agreed upon in writing by the chief executive officers of FNB and BBI, subject to the conditions to the obligations of the parties to effect the Merger as set forth in Article 7, the parties shall use their best efforts to cause the Effective Date to occur on the first day of the month following the month in which the conditions set forth in Sections 7.1(a) and 7.1(b) are satisfied. All documents required by the terms of this Agreement to be delivered at or prior to consummation of the Merger will be exchanged by the parties at the closing of the Merger (the “Merger Closing”), which shall be held on or before the Effective Date. FNB and BBI shall execute and deliver to the SCC Articles of Merger containing a Plan of Merger in substantially the form of Exhibit A hereto.

ARTICLE 2

Basis and Manner of Conversion

2.1 Conversion of BBI Stock. At the Effective Date, by virtue of the Merger, each share of the common stock, par value $0.10 per share, of BBI (“BBI Common Stock”) issued and outstanding immediately prior to the Effective Date will be converted into either cash (the “Cash Consideration”) or shares of common stock, par value $5.00 per share, of FNB (“FNB Common Stock”), the “Stock Consideration” (which Stock Consideration together with the Cash Consideration shall be the “Merger Consideration”), in each case as the holder thereof shall have elected or be deemed to have elected in accordance with Section 2.3 hereof.

In the case that the Market Value of FNB Common Stock (as defined later in this Section 2.1) is equal to or more than $23.50 per share and less than or equal to $26.00 per share, the Stock Consideration will equal 0.9135 shares of FNB Common Stock for each outstanding share of BBI Common Stock and the Cash Consideration will equal to 0.9135 times the Market Value of a share of FNB Common Stock for each outstanding share of BBI Common Stock. In the case that the Market Value of FNB Common Stock is more than $26.00 per share and less than $30.00 per share, the Stock Consideration of 0.9135 shares of FNB Common Stock for each outstanding share of BBI Common Stock will be decreased by .0133625 shares of FNB Common Stock for each $0.50 increase in Market Value between $26.00 per share and $30.00 per share and the Cash Consideration will be adjusted accordingly. In the case that the Market Value of FNB Common Stock is equal to or greater than $30.00 per share and equal to or less than $32.50 per share, the Stock Consideration will equal 0.8066 shares of FNB Common Stock for each outstanding share of BBI Common Stock and the Cash Consideration will equal 0.8066 times the Market Value of a share of FNB Common Stock for each outstanding share of BBI Common Stock.

The Market Value of FNB Common Stock will be the average of the last reported sales prices per share of FNB Common Stock as reported on the NASDAQ Exchange Composite Transactions Tape (as reported in The Wall Street Journal, or, if not reported thereby, another authoritative source as chosen by FNB) for the thirty consecutive full trading days on such exchange (even if FNB Common Stock does not trade in each such day) ending at the close of trading on the tenth calendar day before the Effective Date (the “Market Value” and the “Measurement Period”). The ratio of shares of FNB’s Common Stock that will be exchanged for each outstanding share of BBI Common Stock shall be referred to herein as the “Exchange Ratio” and shall be rounded to the nearest thousandth decimal point.

2.2 Allocation. Notwithstanding anything in this Agreement to the contrary, the aggregate amount of cash to be issued to shareholders of BBI in the Merger shall not be less than twenty percent (20%) of the aggregate value of the Merger Consideration (the “Cash Amount”); provided that FNB shall have the option to change the Cash Number and the Stock Number to more closely follow the actual elections of BBI shareholders pursuant to this Article 2, so long as such modification to the Cash Number and the Stock Number does not prevent the condition set forth in Section 7.1(d) from being satisfied and in no event shall the number of shares of FNB Common Stock issued to BBI shareholder be less than 1,301,122 nor more than 1,473,562 shares, subject to further adjustment to the extent the number of shares of BBI Common Stock shall increase as a result of the exercise of BBI Options to acquire BBI Common Stock prior to the Effective Date as permitted by Section 6.1 of this Agreement and for the effect of any share adjustments to the extent that shares of FNB Common Stock are utilized by the Bedford Federal ESOP trust (as defined in Section 6.2(c)), to repay the Bedford Federal ESOP loan on or after the Effective Date. As used in this Agreement, the Cash Number shall mean the aggregate number of shares of BBI Common Stock to be converted into the right to receive the Cash Consideration in the Merger, which shall be equal to the Cash Amount divided by the applicable Cash Consideration per share of BBI Common Stock. The number of shares of BBI Common Stock to be converted into the right to receive Stock Consideration (the “Stock Number”) will be equal to (i) the number of shares of BBI Common Stock issued and outstanding immediately prior to the Effective Date of the Merger less (ii) the sum of (A) the Cash Number and (B) the aggregate number of shares of BBI Common Stock to be exchanged for cash pursuant to Section 3.3.

2.3 Election. Subject to allocation in accordance with the provisions of this Article, each record holder of shares of BBI Common Stock issued and outstanding immediately prior to the Election Deadline (as defined in Section 3.1(i)) will be entitled, in accordance with Section 3.1, (i) to elect to receive in respect of shares held in such manner (A) Cash Consideration (a “Cash Election”) or (B) Stock Consideration (a “Stock Election”) on a share-by-share basis thus, making an election for all Cash Consideration, all Stock Consideration, or a mixture thereof or (ii) to indicate that such record holder has no preference as to the receipt of Cash Consideration or Stock Consideration for all such shares held by such holder (a “Non-Election”). Shares of BBI Common Stock in respect of which a Non-Election is made or as to which no election is made (collectively, “Non-Election Shares”) shall be deemed by the Exchange Agent (as defined in Section 3.1(i)) to be shares in respect of which Cash Elections or Stock Elections have been made, as the Exchange Agent, as directed by FNB, shall determine. Holders of record of shares of BBI Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Forms of Election (as hereinafter defined), provided that each such Form of Election covers all the shares of BBI Common Stock held by that Representative for a particular beneficial owner.

2.4 Allocation of Cash Election Shares. In the event that the aggregate number of shares in respect of which Cash Elections have been made (the “Cash Election Shares”) exceeds the Cash Number, all shares of BBI Common Stock in respect of which Stock Elections have been made (the “Stock Election Shares”) and all Non-Election Shares will be converted into the right to receive Stock Consideration (and cash in lieu of fractional interests in accordance with Section 3.3), and Cash Election Shares will be converted into the right to receive Cash Consideration or Stock Consideration in the following manner:

(i) the number of Cash Election Shares covered by each Form of Election (as defined in Section 3.1(i)) to be converted into Cash Consideration will be determined by multiplying the number of Cash Election Shares covered by such Form of Election by a fraction, (A) the numerator of which is the Cash Number and (B) the denominator of which is the aggregate number of Cash Election Shares rounded down to the nearest whole number; and

(ii) all Cash Election Shares not converted into Cash Consideration in accordance with Section 2.4(i) will be converted into the right to receive Stock Consideration (and cash in lieu of fractional interests in accordance with Section 3.3).

Provided, however, that cash in lieu of fractional interests and cash to be paid in connection with rights of dissenting shareholders, as provided in Sections 3.3 and 3.5, respectively, shall not be included in any determination of whether this Section 2.4 shall be given effect.

2.5 Allocation of Stock Election Shares. In the event that the aggregate number of Stock Election Shares exceeds the Stock Number, all Cash Election Shares and all Non-Election Shares (together, the “ Cash Shares”) will be converted into the right to receive Cash Consideration, and all Stock Election Shares will be converted into the right to receive Cash Consideration or Stock Consideration in the following manner:

(i) the number of Stock Election Shares covered by each Form of Election to be converted into Cash Consideration will be determined by multiplying the number of Stock Election Shares covered by such Form of Election by a fraction, (A) the numerator of which is the Cash Number less the number of Cash Shares and (B) the denominator of which is the aggregate number of Stock Election Shares, rounded down to the nearest whole number, provided that in no event shall the maximum number of shares to be issued by FNB pursuant to which a Stock Election is made exceed 1,473,562 shares and in no event shall the minimum number of shares to be issued by FNB pursuant to which a Stock Election is made be less than 1,301,122 shares, subject to further adjustment to the extent the number of shares of BBI Common Stock shall increase as a result of the exercise of BBI Options to acquire BBI Common Stock prior to the Effective Date as permitted by Section 6.1 of this Agreement and for the effect of any share adjustments to the extent that shares of FNB Common Stock are utilized by the Bedford Federal ESOP trust to repay the Bedford Federal ESOP loan on or after the Effective Date; and

(ii) all Stock Election Shares not converted into Cash Consideration in accordance with Section 2.5(i) will be converted into the right to receive Stock Consideration (and cash in lieu of fractional interests in accordance with Section 3.3).

2.6 No Allocation. In the event that neither Section 2.4 nor Section 2.5 is applicable, all Cash Election Shares will be converted into the right to receive Cash Consideration, all Stock Election Shares will be converted into the right to receive Stock Consideration (and cash in lieu of fractional interests in accordance with Section 3.3) and Non-Election Shares will be converted into the right to receive Cash Consideration or Stock Consideration (and cash in lieu of fractional interests in accordance with Section 3.3) as the Exchange Agent, as directed by FNB, shall determine.

2.7 Computations. The Exchange Agent will make all computations to give effect to this Article 2.

2.8 Cancellation of Shares. As of the Effective Date of the Merger, all such shares of BBI Common Stock will no longer be outstanding and automatically be cancelled and retired and will cease to exist and each holder of a certificate formerly representing any such shares of BBI Common Stock (a “BBI Certificate”) will cease to have any rights with respect thereto, except the right to receive Merger Consideration and any additional cash in lieu of fractional shares of FNB Common Stock to be issued or paid in consideration therefor upon surrender of such BBI Certificate in accordance with Article 3, without interest, subject to rights of dissenting shareholders as provided under Section 3.5.

ARTICLE 3

Manner of Exchange

3.1 Exchange Procedures.

(i) Not more than 5 days after the Merger has been approved by the shareholders of FNB and BBI (the “Mailing Date”), Registrar and Transfer Company, Cranford, New Jersey, as the exchange agent (the “Exchange Agent”), will mail a form of election (the “Form of Election”) to each shareholder of record of BBI as of a record date as close as practicable to the date of mailing and mutually agreed to by BBI and FNB. In addition, the Exchange Agent will use its best efforts to make the Form of Election available to the persons who become shareholders of BBI during the period between such record date and the Effective Date. Any election to receive Merger Consideration will have been properly made only if the Exchange Agent shall have received on the thirtieth (30th) business day immediately after the Mailing Date (the “Election Deadline”), a Form of Election properly completed and accompanied by a BBI Certificate (“Certificate(s)”) for the shares to which such Form of Election relates, acceptable for transfer on the books of BBI (or an appropriate guarantee of delivery), as set forth in such Form of Election. An election may be revoked only by written notice received by the Exchange Agent prior to 5:00 p.m. on the Election Deadline. If an election is so revoked, the Certificate(s) (or guarantee of delivery, as appropriate) to which such election relates will be promptly returned to the person submitting the same to the Exchange Agent.

(ii) As soon as reasonably practicable after the Effective Date, but in no event later than five (5) calendar days thereafter, the Exchange Agent will mail to each holder of record of a Certificate, whose shares of BBI Common Stock were converted into the right to receive Merger Consideration and those who failed to return a properly completed Form of Election, (i) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Exchange Agent and will be in such form and have such other provisions as the Exchange Agent may specify consistent with this Agreement) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration.

(iii) With respect to properly made elections in accordance with Section 3.1(i), and upon surrender in accordance with Section 3.1(ii) of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate will be entitled to receive in exchange therefor the Merger Consideration that such holder has the right to receive pursuant to the provisions of Article 2, and the Certificate so surrendered will forthwith be canceled. In the event of a transfer of ownership of Shares that are not registered in the transfer records of BBI, as the case may be, payment may be issued to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate is properly endorsed or otherwise in proper form for transfer and the person requesting such issuance pays any transfer or other taxes required by reason of such payment to a person other than the registered holder of such Certificate or establishes to the satisfaction of FNB that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.1, each Certificate will be deemed at any time after the Effective Date to represent only the right to receive upon such surrender the Merger Consideration that the holder thereof has the right to receive in respect of such Certificate pursuant to the provisions of Article 2. No interest will be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of Article 2.

3.2 Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to the shares of BBI Common Stock with a record date after the Effective Date shall be paid to the holder of any unsurrendered Certificate with respect to the shares of BBI Common Stock represented thereby, and no cash payment in lieu of any fractional shares shall be paid to any such holder pursuant to Section 3.3. Subject to the effect of unclaimed property, escheat and other applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the Certificate representing whole shares of BBI Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of BBI Common Stock to which such holder is entitled pursuant to Section 3.3, and (ii) the amount of dividends or other distributions, if any, with a record date after the Effective Date.

3.3 No Fractional Securities. No FNB Certificates or scrip representing fractional shares of FNB Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional shares shall not entitle the owner thereof to vote or to any other rights of a holder of FNB Common Stock. A holder of Shares converted in the Merger who would otherwise have been entitled to a fractional share of FNB Common Stock shall be entitled to receive a cash payment (without interest) in lieu of such fractional share in an amount determined by multiplying (i) the fractional share interest to which such holder would otherwise be entitled by (ii) the equivalent exchange value of FNB Common Stock in the Merger.

3.4 Certain Adjustments. If, after the date hereof and on or prior to the Effective Date, the outstanding shares of BBI Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities is declared thereon with a record date within such period, or any similar event shall occur, the Merger Consideration will be adjusted accordingly to provide to the holders of BBI Common Stock, respectively, the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend or similar event.

3.5 Rights of Dissenting Shareholders. Shareholders of FNB and BBI who object to the Merger will be entitled to the rights and remedies set forth in sections 13.1-729 through 13.1-741 of the Virginia Stock Corporation Act.

ARTICLE 4

Representations and Warranties

4.1 Representations and Warranties of BBI. BBI represents and warrants to FNB as follows:

(a) Organization, Standing and Power. (1) BBI is a corporation duly organized, validly existing and in good standing under the laws of Virginia. It has all requisite corporate power and authority to carry on its business as now being conducted and to own and operate its assets, properties and business, and BBI has the corporate power and authority to execute and deliver this Agreement and perform the respective terms of this Agreement and Plan of Merger. BBI is duly registered as a unitary savings and loan holding company under 12 U.S.C. § 1467a. Bedford Federal and Central Virginia Financial Services are the only subsidiaries of BBI and are wholly-owned by it. Bedford Federal is a federal savings bank, duly organized, validly existing and in good standing under the laws of the United States, is in compliance in all material respects with all rules and regulations promulgated by any relevant regulatory authority, has all requisite corporate power and authority to carry on its business as now being conducted and to own and operate its assets, properties and business, is an “insured bank” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and its deposits are insured to the fullest extent allowed by law by the Federal Deposit Insurance Corporation.

(2) Except as Previously Disclosed, neither BBI nor Bedford Federal (collectively with BBI, the “BBI Companies”) owns any equity securities of any other corporation or entity.

(b) Authority. (1) The execution and delivery of this Agreement and the Plan of Merger and the consummation of the Merger have been duly and validly authorized by all necessary corporate action on the part of BBI, except the approval of shareholders. The Agreement has been approved by a unanimous vote of BBI’s Board of Directors and represents the legal, valid, and binding obligation of BBI, enforceable against BBI in accordance with its terms (except in all such cases as enforceability may be limited by applicable bankruptcy, insolvency, merger, moratorium or similar laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(2) Neither the execution and delivery of the Agreement, the consummation of the transactions contemplated therein, nor the compliance by BBI with any of the provisions thereof will (i) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of BBI, (ii) except as Previously Disclosed, constitute or result in the breach of any term, condition or provision of, or constitute default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or assets of the BBI Companies pursuant to (A) any note, bond, mortgage, indenture, or (B) any material license, agreement, lease or other instrument or obligation, to which any of the BBI Companies is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to the receipt of the requisite approvals referred to in Section 5.7, violate any order, writ, injunction, decree, statute, rule or regulation applicable to any of the BBI Companies or any of their properties or assets.

(c) Capital Structure. The authorized capital stock of BBI consists of 2,750,000 shares of common stock, par value $0.10 per share (“BBI Common Stock”), of which 2,016,368 shares are issued and outstanding, fully paid and nonassessable, not subject to shareholder preemptive rights, and not issued in violation of any agreement to which BBI is a party or otherwise bound, or of any registration or qualification provisions of any federal or state securities laws and outstanding options to purchase 114,124 shares of BBI Common Stock; 250,000 shares of preferred stock, par value $0.10 per share (“BBI Preferred Stock”), none of which shares are issued and outstanding. Except as Previously Disclosed, there are no outstanding understandings or commitments of any character pursuant to which BBI and any of the BBI Companies could be required or expected to issue shares of capital stock.

(d) Ownership, Capital Structure, and Organization of Bedford Federal. (1) BBI does not own, directly or indirectly, 5% or more of the outstanding capital stock or other voting securities of any corporation, bank or other organization actively engaged in business except Bedford Federal and a service corporation wholly-owned by BBI, Central Virginia Financial Services. The outstanding shares of capital stock of Bedford Federal have been duly authorized and are validly issued, and are fully paid and nonassessable and all such shares are owned by BBI free and clear of all liens, claims and encumbrances and were not issued in violation of any agreement or of any regulation or qualification provisions of federal or state securities laws. No rights are authorized, issued or outstanding with respect to the capital stock of Bedford Federal and there are no agreements, understandings or commitments relating to the right of BBI to vote or to dispose of said shares. None of the shares of capital stock of Bedford Federal has been issued in violation of the preemptive rights of any person.

(2) Bedford Federal is a duly organized federal savings bank, validly existing and in good standing under applicable laws. Bedford Federal (i) has full corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted except where the absence of such power or authority would not have a material adverse effect on the financial condition, results of operations or business of BBI on a consolidated basis, and (ii) is duly qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification and where failure to do qualify would have a material adverse effect on the financial condition, results of operations or business of BBI on a consolidated basis. Bedford Federal has all federal, state, local and foreign governmental authorizations and licenses necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted, except where failure to obtain such authorization or license would not have a material adverse effect on its business.

(e) Financial Statements. BBI’s Annual Report on Form 10-KSB for the fiscal year ended September 30, 2002, and all other documents filed or to be filed subsequent to September 30, 2002, under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the “Exchange Act”), in the form filed with the SEC (in each such case, the “BBI Financial Statements”) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets in or incorporated by reference into the BBI Financial Statements (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which it relates as of its date and each of the statements of income and changes in stockholders’ equity and cash flows or equivalent statements in the BBI Financial Statements (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein, in each case in accordance with generally accepted accounting principles consistently applied to banks and savings and loan holding companies during the periods involved, except as may be noted therein, subject to normal and recurring year-end audit adjustments in the case of unaudited statements.

(f) Absence of Undisclosed Liabilities. At September 30, 2002, and at any subsequent date reflected in such BBI Financial Statements, none of the BBI Companies had any obligation or liability (contingent or otherwise) of any nature which were not reflected in the BBI Financial Statements, except for those which in the aggregate are immaterial or have been Previously Disclosed.

(g) Legal Proceedings; Compliance with Laws. Except as Previously Disclosed, there are no actions, suits or proceedings instituted or pending or, to the knowledge of BBI, threatened or probable of assertion against any of the BBI Companies, or against any property, asset, interest or right of any of them, that are reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect on the financial condition of BBI on a consolidated basis or that are reasonably expected to threaten or impede the consummation of the transactions contemplated by this Agreement. None of the BBI Companies is a party to any agreement or instrument or subject to any judgment, order, writ, injunction, decree or rule that might reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business or prospects of BBI on a consolidated basis. Except as Previously Disclosed, as of the date of this Agreement, none of the BBI Companies nor any of their properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, any federal or state governmental agency or authority charged with the supervision or regulation of depository institutions or mortgage lenders or engaged in the insurance of deposits which restricts or purports to restrict in any material respect the conduct of the business of it or any of its subsidiaries or properties, or in any manner relates to the capital, liquidity, credit policies or management of it; and except as Previously Disclosed, none of the BBI Companies has been advised by any such regulatory authority that such authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter or similar submission. To the best knowledge of BBI, the BBI Companies have complied in all material respects with all laws, ordinances, requirements, regulations or orders applicable to its business (including environmental laws, ordinances, requirements, regulations or orders).

(h) Regulatory Approvals. BBI knows of no reason why the regulatory approvals referred to in Section 7.1(b) should not be obtained without the imposition of any condition of the type referred to in Section 7.1(b). Bedford Federal is in material compliance with the applicable provisions of the Community Reinvestment Act and the regulations promulgated thereunder, and Bedford Federal currently has a CRA rating of satisfactory or better. To the knowledge of BBI, there is no fact or circumstance or set of facts or circumstances that would cause Bedford Federal to fail to comply with such provisions or cause the rating of Bedford Federal to fall below satisfactory.

(i) Labor Relations. None of the BBI Companies is a party to, or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it the subject of a proceeding asserting that is has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it, pending or, to the best of its knowledge, threatened, nor is it aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

(j) Tax Matters. The BBI Companies have filed all federal, state, and local tax returns and reports required to be filed, and all taxes shown by such returns to be due and payable have been paid or are reflected as a liability in the BBI Financial Statements or are being contested in good faith and have been Previously Disclosed. Except to the extent that liabilities therefore are specifically reflected in the BBI Financial Statements, there are no federal, state or local tax liabilities of the BBI Companies other than liabilities that have arisen since December 31, 2001, all of which have been properly accrued or otherwise provided for on the books and records of the BBI Companies. Except as Previously Disclosed, no tax return or report of any of the BBI Companies is under examination by any taxing authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against any of the BBI Companies by any taxing authority.

(k) Property. Except as Previously Disclosed or reserved against in the BBI Financial Statements, all of the BBI Companies have good and marketable title free and clear of all material liens, encumbrances, charges, defaults or equities of whatever character to all of the material properties and assets, tangible or intangible, reflected in the BBI Financial Statements as being owned by the BBI Companies as of the dates thereof. To the best knowledge of BBI, all buildings, and all fixtures, equipment, and other property and assets which are material to its business on a consolidated basis, held under leases or subleases by the BBI Companies are held under valid instruments enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, merger, moratorium and similar laws. The buildings, structures, and appurtenances owned, leased, or occupied by the BBI Companies are, to the best knowledge of BBI, in good operating condition, in a state of good maintenance and repair and (i) comply with applicable zoning and other municipal laws and regulations, and (ii) there are no defects therein which materially interfere with BBI’s business operations.

(l) Reports. Since January 1, 2000, the BBI Companies have filed all reports and statements, together with any amendments required to be made with respect thereto, that were required to be filed with the OTS, the SEC, the Federal Reserve, the SCC, and any other governmental or regulatory authority or agency having jurisdiction over their operations.

(m) Employee Benefit Plans and Other Compensatory Arrangements. (1) As soon as practicable, BBI will deliver for FNB’s review true and complete copies of all material pension, retirement, profit-sharing, deferred compensation, stock option, bonus, vacation or other material incentive plans or agreements, all material medical, dental or other health plans, all cafeteria or flexible benefits plans, all life insurance plans and all other material employee compensation, benefit plans or fringe benefit plans and any related trust or other funding instrument, including, without limitation, all “employee benefit plans” as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), currently adopted, maintained by, sponsored in whole or in part by, or contributed to by BBI or Bedford Federal for the benefit of current or former employees, retirees or other beneficiaries eligible to participate (collectively, the “BBI Benefit Plans”). Any of the BBI Benefit Plans which is an “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA, is referred to herein as a “BBI ERISA Plan.”

(2) No BBI Benefit Plan is or has been a “multiemployer plan,” as defined in Section 3(37) of ERISA.

(3) Except as Previously Disclosed, all BBI Benefit Plans, and the reporting and disclosure relating thereto, are in compliance in form and in operation with the applicable terms of ERISA, the Internal Revenue Code of 1986, as amended (the “IRC”), and any other applicable laws, rules and regulations the breach or violation of which could result in a material liability to BBI on a consolidated basis. In the case of any plan intended to be qualified under IRC Section 401, compliance with such qualification requirements shall mean the timely adoption of all plan amendments and the receipt of a current, favorable determination letter from the Internal Revenue Service based on laws changes effective through 2001 for which the remedial amendment period under Section 401(b) of the Code has ended and the operation of the plan in accordance with its terms or in accordance with any subsequently enacted law for which such remedial amendment period for adopting plan amendments has not yet ended.

(4) No BBI ERISA Plan which is subject to the minimum funding standards of Section 302 of ERISA or IRC Section 412 has any “unfunded current liability,” as that term is defined in Section 302(d)(8)(A) of ERISA, and the present fair market value of the assets of any such plan which is a “defined benefit plan,” as that term is defined in Section 3(35) of ERISA, exceeds the plan’s “benefit liabilities,” as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan was terminated in accordance with all applicable legal requirements.

(5) Except as Previously Disclosed, there are no issues or disputes with respect to any BBI Benefit Plan or the administration thereof currently existing between any employer participating therein, or any trustee or other fiduciary thereunder, and any governmental agency, any current or former participant of such plan or beneficiary of any such employee, or any other person or entity other than claims for benefits in the ordinary course of the administration of such plan.

(6) Except as Previously Disclosed, as provided under Title IV of ERISA or as otherwise specifically provided in this Agreement, there are no restrictions on the rights of BBI or Bedford Federal to amend or terminate any BBI Benefit Plan without incurring any liability thereunder other than for benefits accrued to the date of the termination.

(7) Except as Previously Disclosed or as otherwise specifically provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions described herein will (i) result in any payment to any person (including without limitation any severance compensation or payment, unemployment compensation, “golden parachute” or “change in control” payment, or otherwise) becoming due under any plan or agreement to any director, officer, employee or consultant, (ii) increase any benefits otherwise payable under any plan or agreement, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

(n) Investment Securities. Except as Previously Disclosed and except for pledges to secure public and trust deposits and obligations under agreements pursuant to which any of the BBI Companies has sold securities subject to an obligation to repurchase, none of the investment securities reflected in the BBI Financial Statements is subject to any restriction, contractual, statutory, or otherwise, which would materially impair the ability of the holder of such investment to dispose freely of any such investment at any time.

(o) Certain Contracts. (1) Except as Previously Disclosed, neither BBI nor any BBI subsidiary is a party to, or is bound by, (i) any material agreement, arrangement or commitment, (ii) any agreement, indenture or other instrument relating to the borrowing of money by BBI or Bedford Federal or the guarantee by BBI or Bedford Federal of any such obligation, (iii) any agreement, arrangement or commitment relating to the employment of a consultant or the employment, election, retention in office or severance of any present or former director or officer, (iv) any agreement to make loans or for the provision, purchase or sale of goods, services or property between BBI or Bedford Federal and any director or officer of BBI or Bedford Federal, or any member of the immediate family or affiliate of any of the foregoing, or (v) any agreement between BBI or Bedford Federal and any 5% or more shareholder of BBI; in each case other than agreements entered into in the ordinary course of the banking business of BBI or Bedford Federal consistent with past practice.

(2) Neither BBI or Bedford Federal, nor to the knowledge of BBI, the other party thereto, is in default under any material agreement, commitment, arrangement, lease, insurance policy or other instrument whether entered into in the ordinary course of business or otherwise, nor has there occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default, other than defaults of loan agreements by borrowers from BBI or Bedford Federal in the ordinary course of its business.

(p) Insurance. A complete list of all policies or binders of fire, liability, product liability, workmen’s compensation, vehicular and other insurance held by or on behalf of the BBI Companies has previously been furnished to FNB and all such policies or binders are valid and enforceable in accordance with their terms, are in full force and effect, and insure against risks and liabilities to the extent and in the manner customary for the industry and are deemed appropriate and sufficient by BBI. The BBI Companies are not in default with respect to any provision contained in any such policy or binder and have not failed to give any notice or present any claim under any such policy or binder in due and timely fashion. None of the BBI Companies has received notice of cancellation or non-renewal of any such policy or binder. None of the BBI Companies has knowledge of any inaccuracy in any application for such policies or binders, any failure to pay premiums when due or any similar state of facts or the occurrence of any event that is reasonably likely to form the basis for any material claim against it not fully covered (except to the extent of any applicable deductible) by the policies or binders referred to above. None of the BBI Companies has received notice from any of its insurance carriers that any insurance premiums will be increased materially in the future or that any such insurance coverage will not be available in the future on substantially the same terms as now in effect.

(q) Loans, OREO, and Allowance for Loan Losses. (1) Except as Previously Disclosed, and except for matters which individually or in the aggregate, do not materially adversely effect the Merger or the financial condition of BBI, to BBI’s knowledge each loan reflected as an asset in the BBI Financial Statements or the financial statements of Bedford Federal (i) is evidenced by notes, agreements, or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. All loans and extensions of credit which are subject to regulation of the Federal Reserve which have been made by BBI and Bedford Federal comply therewith.

(2) The classification on the books and records of BBI and Bedford Federal of loans and/or non-performing assets as nonaccrual, troubled debt restructuring, OREO or other similar classification, complies in all material respects with generally accepted accounting principles and applicable regulatory accounting principles.

(3) Except for liens, security interests, claims, charges, or such other encumbrances as have been appropriately reserved for in the BBI Financial Statements or are not material, title to the OREO is good and marketable, and there are no adverse claims or encumbrances on the OREO. All title, hazard and other insurance claims and mortgage guaranty claims with respect to the OREO have been timely filed and neither BBI nor Bedford Federal has been received any notice of denial of any such claim.

(4) BBI and Bedford Federal are in possession of all of the OREO or, if any of the OREO remains occupied by the mortgagor, eviction or summary proceedings have been commenced or rental arrangements providing for market rental rates have been agreed upon and BBI and/or Bedford Federal are diligently pursuing such eviction of summary proceedings or such rental arrangements. Except as Previously Disclosed, no legal proceeding or quasi-legal proceeding is pending or, to the knowledge of BBI and Bedford Federal, threatened concerning any OREO or any servicing activity or omission to provide a servicing activity with respect to any of the OREO.

(5) Except as Previously Disclosed, all loans made by any of the BBI Companies to facilitate the disposition of OREO are performing in accordance with their terms.

(6) The allowance for possible loan losses shown on the BBI Financial Statements was, and the allowance for possible loan losses shown on the financial statements of BBI as of dates subsequent to the execution of this Agreement will be, in each case as of the dates thereof and in the judgment of BBI’s management, adequate in all material respects to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable) of the BBI Companies and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by BBI.

(r) Absence of Material Changes and Events. Since September 30, 2002, (i) the BBI Companies have conducted their respective businesses in the ordinary and usual course consistent with past practices, and (ii) no event has occurred or circumstance arisen that, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on the BBI Companies.

(s) Statements True and Correct. None of the information supplied or to be supplied by BBI for inclusion in the Registration Statement, the proxy statement/prospectus or any other document to be filed with the SEC or any other regulatory authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and, in the case of the Registration Statement, when it becomes effective and with respect to the proxy statement/prospectus, when first mailed to FNB shareholders, be false or misleading with respect to any material fact or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the proxy statement/prospectus or any supplement thereto, at the time of the FNB Shareholders’ Meeting or BBI Shareholders’ Meeting, be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the FNB Shareholders’ Meeting. All documents that BBI is responsible for filing with the SEC or any other regulatory authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law, including applicable provisions of federal and state securities law.

(t) Brokers and Finders. Neither BBI nor Bedford Federal, nor any of their respective officers, directors or employees, has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with the transactions contemplated herein, except for McDonald Investments, Inc.

(u) Repurchase Agreements. With respect to all agreements pursuant to which BBI or Bedford Federal has purchased securities subject to an agreement to resell, if any, BBI or Bedford Federal, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(v) Trust Accounts. Bedford Federal does not provide trust services.

(w) Environmental Matters. (1) Except as Previously Disclosed, to the best of BBI’s knowledge, neither BBI nor Bedford Federal owns or leases any properties affected by toxic waste, radon gas or other hazardous conditions or constructed in part with the use of asbestos. Each of BBI and Bedford Federal is in substantial compliance with all Environmental Laws applicable to real or personal properties in which it has a direct fee ownership or, with respect to a direct interest as lessee, applicable to the leasehold premises or, to the best knowledge of BBI and Bedford Federal, the premises on which the leasehold is situated. Neither BBI nor Bedford Federal has received any communication alleging that BBI or Bedford Federal is not in such compliance and, to the best knowledge of BBI and Bedford Federal, there are no present circumstances (including Environmental Laws that have been adopted but are not yet effective) that would prevent or interfere with the continuation of such compliance.

(2) There are no legal, administrative, arbitral or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that could result in the imposition, on BBI and Bedford Federal of any liability arising under any Environmental Laws pending or, to the best knowledge of BBI and Bedford Federal, threatened against (A) BBI or Bedford Federal, (B) any person or entity whose liability for any Environmental Claim, BBI or Bedford Federal has or may have retained or assumed either contractually or by operation of law, or (C) any real or personal property which BBI or Bedford Federal owns or leases, or has been or is judged to have managed or to have supervised or participated in the management of, which liability might have a material adverse effect on the business, financial condition or results of operations of BBI. BBI and Bedford Federal are not subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

(3) To the best knowledge of BBI and Bedford Federal, there are no legal, administrative, arbitral or other proceedings, or Environmental Claims or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that could result in the imposition, on BBI or Bedford Federal of any liability arising under any Environmental Laws pending or threatened against any real or personal property in which BBI or Bedford Federal holds a security interest in connection with a loan or a loan participation which liability might have a material adverse effect on the business, financial condition or results of operations of BBI. BBI and Bedford Federal are not subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

(4) With respect to all real and personal property owned or leased by BBI or Bedford Federal, other than OREO, BBI has made available to FNB copies of any environmental audits, analyses and surveys that have been prepared relating to such properties. With respect to all OREO held by BBI or Bedford Federal and all real or personal property which BBI or Bedford Federal has been or is judged to have managed or to have supervised or participated in the management of, BBI has made available to FNB the information relating to such OREO available to BBI. BBI and Bedford Federal are in compliance in all material respects with all recommendations contained in any environmental audits, analyses and surveys relating to any of the properties, real or personal, described in this subsection (4).

(5) There are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, emission, discharge or disposal of any Materials of Environmental Concern, that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any material liability arising under any Environmental Laws currently in effect or adopted but not yet effective against BBI or Bedford Federal or against any person or entity whose liability for any Environmental Claim BBI or Bedford Federal has or may have retained or assumed either contractually or by operation of law.

(x) Investment Banking Letter. BBI has received a written opinion in form and substance satisfactory to BBI from McDonald Investments, Inc. addressed to BBI, which opinion is dated as of the date of the Agreement, to the effect that the terms of the Merger, including the Exchange Ratio, are fair, from a financial point of view, to BBI.

4.2 Representations and Warranties of FNB. FNB represents and warrants to BBI as follows:

(a) Organization, Standing and Power. (1) FNB is a corporation duly organized, validly existing and in good standing under the laws of Virginia. It has all requisite corporate power and authority to carry on its business as now being conducted and to own and operate its assets, properties and business, and FNB has the corporate power and authority to execute and deliver this Agreement and perform the respective terms of this Agreement and Plan of Merger. FNB is duly registered as a bank holding company under the Bank Holding Company Act of 1956. First National Bank and FNB Salem Bank & Trust, National Association are each a wholly owned subsidiary of FNB, are each a national banking association, duly organized, validly existing and in good standing under the laws of the United States, are each in compliance in all material respects with all rules and regulations promulgated by any relevant regulatory authority, each has all requisite corporate power and authority to carry on its business as now being conducted and to own and operate its assets, properties and business, are each an “insured bank” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder and their deposits are insured to the fullest extent allowed by law by the Bank Insurance Fund of the Federal Deposit Insurance Corporation.

(2) FNB has Previously Disclosed its subsidiary corporations (and the subsidiaries thereof) (the “FNB Subsidiaries” and, collectively with FNB, the “FNB Companies”). Except as Previously Disclosed, none of the FNB Companies owns any equity securities of any other corporation or entity.

(b) Authority. (1) The execution and delivery of this Agreement and the Plan of Merger and the consummation of the Merger have been duly and validly authorized by all necessary corporate action on the part of FNB, except the approval of shareholders. The Agreement represents the legal, valid, and binding obligation of FNB, enforceable against FNB in accordance with its terms (except in all such cases as enforceability may be limited by applicable bankruptcy, insolvency, merger, moratorium or similar laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(2) Neither the execution and delivery of the Agreement, the consummation of the transactions contemplated therein, nor the compliance by FNB with any of the provisions thereof will (i) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of FNB, (ii) except as Previously Disclosed, constitute or result in the breach of any term, condition or provision of, or constitute default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or assets of the FNB Companies pursuant to (A) any note, bond, mortgage, indenture, or (B) any material license, agreement, lease or other instrument or obligation, to which any of the FNB Companies is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to the receipt of the requisite approvals referred to in Section 4.7, violate any order, writ, injunction, decree, statute, rule or regulation applicable to any of the FNB Companies or any of their properties or assets.

(c) Capital Structure. The authorized capital stock of FNB consists of: 25,000,000 shares of common stock, par value $5.00 per share (“FNB Common Stock”), of which 5,813,897 shares are issued and outstanding, fully paid and nonassessable, not subject to shareholder preemptive rights, and not issued in violation of any agreement to which FNB is a party or otherwise bound, or of any registration or qualification provisions of any federal or state securities laws. The shares of FNB Common Stock to be issued in exchange for shares of BBI Common Stock upon consummation of the Merger will have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and subject to no preemptive rights. Except as Previously Disclosed, there are no outstanding understandings or commitments of any character pursuant to which FNB and any of the FNB Companies could be required or expected to issue shares of capital stock.

(d) Ownership of the FNB Subsidiaries; Capital Structure of FNB Subsidiaries; and Organization of the FNB Subsidiaries. (1) FNB does not own, directly or indirectly, 5% or more of the outstanding capital stock or other voting securities of any corporation, bank or other organization actively engaged in business except as Previously Disclosed. The outstanding shares of capital stock of each FNB Subsidiary have been duly authorized and are validly issued, and are fully paid and nonassessable and all such shares are owned by FNB or an FNB Subsidiary free and clear of all liens, claims and encumbrances and were not issued in violation of any agreement or of any regulation or qualification provisions of federal or state securities laws. No rights are authorized, issued or outstanding with respect to the capital stock of any FNB Subsidiary and there are no agreements, understandings or commitments relating to the right of FNB to vote or to dispose of said shares. None of the shares of capital stock of any FNB Subsidiary has been issued in violation of the preemptive rights of any person.

(2) Each FNB Subsidiary is a duly organized corporation or association, validly existing and in good standing under applicable laws. Each FNB Subsidiary (i) has full corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted except where the absence of such power or authority would not have a material adverse effect on the financial condition, results of operations or business of FNB on a consolidated basis, and (ii) is duly qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification and where failure to do qualify would have a material adverse effect on the financial condition, results of operations or business of FNB on a consolidated basis. Each FNB Subsidiary has all federal, state, local and foreign governmental authorizations and licenses necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted, except where failure to obtain such authorization or license would not have a material adverse effect on the business of such FNB Subsidiary.

(e) Financial Statements. FNB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and all other documents filed or to be filed subsequent to December 31, 2001 under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the “Exchange Act”), in the form filed with the SEC (in each such case, the “FNB Financial Statements”) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets in or incorporated by reference into the FNB Financial Statements (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which it relates as of its date and each of the statements of income and changes in stockholders’ equity and cash flows or equivalent statements in the FNB Financial Statements (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein, in each case in accordance with generally accepted accounting principles consistently applied to banks and bank holding companies during the periods involved, except as may be noted therein, subject to normal and recurring year-end audit adjustments in the case of unaudited statements.

(f) Absence of Undisclosed Liabilities. At December 31, 2001, and at any subsequent date reflected in such FNB Financial Statements, none of the FNB Companies had any obligation or liability (contingent or otherwise) of any nature which were not reflected in the FNB Financial Statements, except for those which in the aggregate are immaterial or have been Previously Disclosed.

(g) Legal Proceedings; Compliance with Laws. Except as Previously Disclosed, there are no actions, suits or proceedings instituted or pending or, to the best knowledge of FNB, threatened or probable of assertion against any of the FNB Companies, or against any property, asset, interest or right of any of them, that are reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect on the financial condition of FNB on a consolidated basis or that are reasonably expected to threaten or impede the consummation of the transactions contemplated by this Agreement. None of the FNB Companies is a party to any agreement or instrument or subject to any judgment, order, writ, injunction, decree or rule that might reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business or prospects of FNB on a consolidated basis. Except as Previously Disclosed, as of the date of this Agreement, none of the FNB Companies nor any of their properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, any federal or state governmental agency or authority charged with the supervision or regulation of depository institutions or mortgage lenders or engaged in the insurance of deposits which restricts or purports to restrict in any material respect the conduct of the business of it or any of its subsidiaries or properties, or in any manner relates to the capital, liquidity, credit policies or management of it; and except as Previously Disclosed, none of the FNB Companies has been advised by any such regulatory authority that such authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter or similar submission. To the best knowledge of FNB, the FNB Companies have complied in all material respects with all laws, ordinances, requirements, regulations or orders applicable to its business (including environmental laws, ordinances, requirements, regulations or orders).

(h) Regulatory Approvals. FNB knows of no reason why the regulatory approvals referred to in Section 7.1(b) should not be obtained without the imposition of any condition of the type referred to in Section 7.1(b). First National is in material compliance with the applicable provisions of the Community Reinvestment Act and the regulations promulgated thereunder, and First National currently has a CRA rating of satisfactory or better. To the knowledge of FNB, there is no fact or circumstance or set of facts or circumstances that would cause First National to fail to comply with such provisions or cause the rating of First National to fall below satisfactory.

(i) Labor Relations. None of the FNB Companies is a party to, or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it the subject of a proceeding asserting that is has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it, pending or, to the best of its knowledge, threatened, nor is it aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

(j) Tax Matters. The FNB Companies have filed all federal, state, and local tax returns and reports required to be filed, and all taxes shown by such returns to be due and payable have been paid or are reflected as a liability in the FNB Financial Statements or are being contested in good faith and have been Previously Disclosed. Except to the extent that liabilities therefor are specifically reflected in the FNB Financial Statements, there are no federal, state or local tax liabilities of the FNB Companies other than liabilities that have arisen since December 31, 2001, all of which have been properly accrued or otherwise provided for on the books and records of the FNB Companies. Except as Previously Disclosed, no tax return or report of any of the FNB Companies is under examination by any taxing authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against any of the FNB Companies by any taxing authority.

(k) Property. Except as disclosed or reserved against in the FNB Financial Statements, all of the FNB Companies have good and marketable title free and clear of all material liens, encumbrances, charges, defaults or equities of whatever character to all of the material properties and assets, tangible or intangible, reflected in the FNB Financial Statements as being owned by the FNB Companies as of the dates thereof. To the best knowledge of FNB, all buildings, and all fixtures, equipment, and other property and assets which are material to its business on a consolidated basis, held under leases or subleases by the FNB Companies are held under valid instruments enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, merger, moratorium and similar laws. The buildings, structures, and appurtenances owned, leased, or occupied by the FNB Companies are, to the best knowledge of FNB, in good operating condition, in a state of good maintenance and repair and (i) comply with applicable zoning and other municipal laws and regulations, and (ii) there are no latent defects therein.

(l) Reports. Since January 1, 2000, the FNB Companies have filed all reports and statements, together with any amendments required to be made with respect thereto, that were required to be filed with the OCC, the SEC, the Federal Reserve, the SCC, and any other governmental or regulatory authority or agency having jurisdiction over their operations.

(m) Employee Benefit Plans and Other Compensatory Arrangements. (1) As soon as practicable, FNB will provide a summary for BBI, or deliver for BBI’s review true and complete copies, of all material pension, retirement, profit-sharing, deferred compensation, stock option, bonus, vacation or other material incentive plans or agreements, all material medical, dental or other health plans, all cafeteria or flexible benefits plans, all life insurance plans and all other material employee compensation, benefit plans or fringe benefit plans and any related trust or other funding instrument, including, without limitation, all “employee benefit plans” as that term is defined in Section 3(3) of the ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by FNB or any FNB Subsidiary for the benefit of current or former employees, retirees or other beneficiaries eligible to participate (collectively, the “FNB Benefit Plans”).

(2) No FNB Benefit Plan is or has been a “multiemployer plan,” as defined in Section 3(37) of ERISA.

(3) Except as Previously Disclosed, all FNB Benefit Plans, and the reporting and disclosure relating thereto, are in compliance in form and in operation with the applicable terms of ERISA, the IRC, and any other applicable laws, rules and regulations the breach or violation of which could result in a material liability to FNB on a consolidated basis. In the case of any plan intended to be qualified under IRC Section 401, compliance with such qualification requirements shall mean the timely adoption of all plan amendments and the receipt of a current, favorable determination letter from the Internal Revenue Service based on laws changes effective through 2001 for which the remedial amendment period under Section 401(b) of the Code has ended and the operation of the plan in accordance with its terms or in accordance with any subsequently enacted law for which such remedial amendment period for adopting plan amendments has not yet ended.

(4) No FNB ERISA Plan which is subject to the minimum funding standards of Section 302 of ERISA or IRC Section 412 has any “unfunded current liability,” as that term is defined in Section 302(d)(8)(A) of ERISA, and the present fair market value of the assets of any such plan which is a “defined benefit plan,” as that term is defined in Section 3(35) of ERISA, exceeds the plan’s “benefit liabilities,” as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan was terminated in accordance with all applicable legal requirements.

(n) Investment Securities. Except for pledges to secure public and trust deposits and obligations under agreements pursuant to which any of the FNB Companies has sold securities subject to an obligation to repurchase, none of the investment securities reflected in the FNB Financial Statements is subject to any restriction, contractual, statutory, or otherwise, which would impair materially the ability of the holder of such investment to dispose freely of any such investment at any time.

(o) Certain Contracts. (1) Except as Previously Disclosed, neither FNB nor any FNB subsidiary is a party to, or is bound by, (i) any material agreement, arrangement or commitment, (ii) any agreement, indenture or other instrument relating to the borrowing of money by FNB or any FNB Subsidiary or the guarantee by FNB or any FNB Subsidiary of any such obligation, (iii) any agreement, arrangement or commitment relating to the employment of a consultant or the employment, election, retention in office or severance of any present or former director or officer, (iv) any agreement to make loans or for the provision, purchase or sale of goods, services or property between FNB or any FNB Subsidiary and any director or officer of FNB or any FNB Subsidiary, or any member of the immediate family or affiliate of any of the foregoing, or (v) any agreement between FNB or any FNB Subsidiary and any 5% or more shareholder of FNB; in each case other than agreements entered into in the ordinary course of the banking business of FNB or a FNB Subsidiary consistent with past practice.

(2) Neither FNB or any FNB Subsidiary, nor to the knowledge of FNB, the other party thereto, is in default under any material agreement, commitment, arrangement, lease, insurance policy or other instrument whether entered into in the ordinary course of business or otherwise, nor has there occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default, other than defaults of loan agreements by borrowers from FNB or a FNB Subsidiary in the ordinary course of its business.

(p) Insurance. A complete list of all policies or binders of fire, liability, product liability, workmen’s compensation, vehicular and other insurance held by or on behalf of the FNB Companies has previously been furnished to BBI and all such policies or binders are valid and enforceable in accordance with their terms, are in full force and effect, and insure against risks and liabilities to the extent and in the manner customary for the industry and are deemed appropriate and sufficient by FNB. The FNB Companies are not in default with respect to any provision contained in any such policy or binder and have not failed to give any notice or present any claim under any such policy or binder in due and timely fashion. None of the FNB Companies has received notice of cancellation or non-renewal of any such policy or binder. None of the FNB Companies has knowledge of any inaccuracy in any application for such policies or binders, any failure to pay premiums when due or any similar state of facts or the occurrence of any event that is reasonably likely to form the basis for any material claim against it not fully covered (except to the extent of any applicable deductible) by the policies or binders referred to above. None of the FNB Companies has received notice from any of its insurance carriers that any insurance premiums will be increased materially in the future or that any such insurance coverage will not be available in the future on substantially the same terms as now in effect.

(q) Loans, OREO, and Allowance for Loan Losses. (1) Except as Previously Disclosed, and except for matters which individually or in the aggregate, do not materially adversely affect the Merger or the financial condition of FNB, to FNB’s best knowledge each loan reflected as an asset in the FNB Financial Statements or the financial statements of any FNB Subsidiary (i) is evidenced by notes, agreements, or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. All loans and extensions of credit which are subject to regulation of the Federal Reserve which have been made by FNB and the FNB Subsidiaries comply therewith.

(2) The classification on the books and records of FNB and each FNB Subsidiary of loans and/or non-performing assets as nonaccrual, troubled debt restructuring, OREO or other similar classification, complies in all material respects with generally accepted accounting principles and applicable regulatory accounting principles.

(3) Except for liens, security interests, claims, charges, or such other encumbrances as have been appropriately reserved for in the FNB Financial Statements or are not material, title to the OREO is good and marketable, and there are no adverse claims or encumbrances on the OREO. All title, hazard and other insurance claims and mortgage guaranty claims with respect to the OREO have been timely filed and neither FNB nor any FNB Subsidiary has been received any notice of denial of any such claim.

(4) FNB and each FNB Subsidiary are in possession of all of the OREO or, if any of the OREO remains occupied by the mortgagor, eviction or summary proceedings have been commenced or rental arrangements providing for market rental rates have been agreed upon and FNB and/or each FNB Subsidiary are diligently pursuing such eviction of summary proceedings or such rental arrangements. Except as Previously Disclosed, no legal proceeding or quasi-legal proceeding is pending or, to the knowledge of FNB and each FNB Subsidiary, threatened concerning any OREO or any servicing activity or omission to provide a servicing activity with respect to any of the OREO.

(5) Except as Previously Disclosed, all loans made by any of the FNB Companies to facilitate the disposition of OREO are performing in accordance with their terms.

(6) The allowance for possible loan losses shown on the FNB Financial Statements was, and the allowance for possible loan losses shown on the financial statements of FNB as of dates subsequent to the execution of this Agreement will be, in each case as of the dates thereof, adequate in all material respects to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding

(including accrued interest receivable) of the FNB Companies and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by FNB.

(r) Absence of Material Changes and Events. Since December 31, 2002, (i) the FNB Companies have conducted their respective businesses in the ordinary and usual course consistent with past practices, and (ii) no event has occurred or circumstance arisen that, in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on the FNB Companies.

(s) Statements True and Correct. None of the information supplied or to be supplied by FNB for inclusion in the Registration Statement, the proxy statement/prospectus or any other document to be filed with the SEC or any other regulatory authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and, in the case of the Registration Statement, when it becomes effective and with respect to the proxy statement/prospectus, when first mailed to BBI shareholders, be false or misleading with respect to any material fact or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the proxy statement/prospectus or any supplement thereto, at the time of the BBI Shareholders’ Meeting or FNB Shareholders’ Meeting, be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the BBI Shareholders’ Meeting. All documents that FNB is responsible for filing with the SEC or any other regulatory authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law, including applicable provisions of federal and state securities law.

(t) Brokers and Finders. Neither FNB nor any FNB Subsidiary, nor any of their respective officers, directors or employees, has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with the transactions contemplated herein, except for The Carson Medlin Company.

(u) Repurchase Agreements. With respect to all agreements pursuant to which FNB or any FNB Subsidiary has purchased securities subject to an agreement to resell, if any, FNB or such FNB Subsidiary, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(v) Administration of Trust Accounts. FNB and FNB Subsidiaries have properly administered, in all respects material and which could reasonably be expected to be material to the business, operations or financial condition of FNB and FNB Subsidiaries, taken as a whole, all accounts for which they act as fiduciaries including but not limited to accounts for which they serve as trustees, agents, custodians, personal representatives, guardians, conservators or investment advisors, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law. Neither FNB nor a FNB Subsidiary, nor any director, officer or employee of FNB or a FNB Subsidiary has committed any breach of trust with respect to any such fiduciary account which is material to or could reasonably be expected to be material to the business, operations or financial condition of FNB, or a FNB Subsidiary, taken as a whole, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account in all material respects.

(w) Environmental Matters. (1) Except as Previously Disclosed, to the best of FNB’s knowledge, neither FNB nor any FNB Subsidiary owns or leases any properties affected by toxic waste, radon gas or other hazardous conditions or constructed in part with the use of asbestos. Each of FNB and the FNB Subsidiaries is in substantial compliance with all Environmental Laws applicable to real or personal properties in which it has a direct fee ownership or, with respect to a direct interest as lessee, applicable to the leasehold premises or, to the best knowledge of FNB and the FNB Subsidiaries, the premises on which the leasehold is situated. Neither FNB nor any FNB Subsidiary has received any Communication alleging that FNB or such FNB Subsidiary is not in such compliance and, to the best knowledge of FNB and the FNB Subsidiaries, there are no present circumstances (including Environmental Laws that have been adopted but are not yet effective) that would prevent or interfere with the continuation of such compliance.

(2) There are no legal, administrative, arbitral or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that could result in the imposition, on FNB and the FNB Subsidiaries of any liability arising under any Environmental Laws pending or, to the best knowledge of FNB and the FNB Subsidiaries, threatened against (A) FNB or any FNB Subsidiary, (B) any person or entity whose liability for any Environmental Claim, FNB or any FNB Subsidiary has or may have retained or assumed either contractually or by operation of law, or (C) any real or personal property which FNB or any FNB Subsidiary owns or leases, or has been or is judged to have managed or to have supervised or participated in the management of, which liability might have a material adverse effect on the business, financial condition or results of operations of FNB. FNB and the FNB Subsidiaries are not subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

(3) To the best knowledge of FNB and the FNB Subsidiaries, there are no legal, administrative, arbitral or other proceedings, or Environmental Claims or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that could result in the imposition, on FNB or any FNB Subsidiary of any liability arising under any Environmental Laws pending or threatened against any real or personal property in which FNB or any FNB Subsidiary holds a security interest in connection with a loan or a loan participation which liability might have a material adverse effect on the business, financial condition or results of operations of FNB. FNB and the FNB Subsidiaries are not subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

(4) With respect to all real and personal property owned or leased by FNB or any FNB Subsidiary, other than OREO, FNB has made available to BBI copies of any environmental audits, analyses and surveys that have been prepared relating to such properties. With respect to all OREO held by FNB or any FNB Subsidiary and all real or personal property which FNB or any FNB Subsidiary has been or is judged to have managed or to have supervised or participated in the management of, FNB has made available to BBI the information relating to such OREO available to FNB. FNB and the FNB Subsidiaries are in compliance in all material respects with all recommendations contained in any environmental audits, analyses and surveys relating to any of the properties, real or personal, described in this subsection (4).

(5) There are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, emission, discharge or disposal of any Materials of Environmental Concern, that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws currently in effect or adopted but not yet effective against FNB or any FNB Subsidiary or against any person or entity whose liability for any Environmental Claim FNB or any FNB Subsidiary has or may have retained or assumed either contractually or by operation of law. Neither FNB, nor any FNB subsidiary, nor any of their respective officers, directors, and employees, will take any action that would result in the Merger not constituting a tax free transaction within the meaning of Section 368 of the IRC.

(x) Investment Banking Letter. FNB has received a written opinion in form and substance satisfactory to FNB from The Carson Medlin Company addressed to FNB, which opinion is dated as of the date of the Agreement, to the effect that the terms of the Merger, including the Exchange Ratio, are fair, from a financial point of view, to FNB.

ARTICLE 5

Conduct Prior to the Effective Date

5.1 Access to Records and Properties. BBI will keep FNB, and FNB will keep BBI advised of all material developments relevant to their respective businesses prior to consummation of the Merger. Prior to the Effective Date, FNB, on the one hand, and BBI on the other, agree to give to the other party reasonable access to all the premises and books and records (including tax returns filed and those in preparation) of it and its subsidiaries and to cause its officers to furnish the other with such financial and operating data and other information with respect to the business and properties as the other shall from time to time request for the purposes of verifying the warranties and representations set forth herein; provided, however, that any such investigation shall be conducted in such manner as not to interfere unreasonably with the operation of the respective business of the other.

5.2 Confidentiality. Between the date of this Agreement and the Effective Date, FNB and BBI each will maintain in confidence, and cause its directors, officers, employees, agents and advisors to maintain in confidence, and not use to the detriment of the other party, any written, oral or other information obtained in confidence from the other party or a third party in connection with this Agreement or the transactions contemplated hereby unless such information is already known to such party or to others not bound by a duty of confidentiality or unless such information becomes publicly available through no fault of such party, unless use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the transactions contemplated hereby or unless the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings. If the Merger is not consummated, each party will return or destroy as much of such written information as may reasonably be requested.

5.3 Registration Statement, Proxy Statement and Shareholder Approval. The Board of Directors of BBI and FNB each will duly call and will hold a meeting of their respective shareholders as soon as practicable for the purpose of approving the Merger (the “BBI Shareholders’ Meeting” and the “FNB Shareholders’ Meeting,” respectively); and, subject to the fiduciary duties of the Board of Directors of BBI and of FNB (as advised in writing by its counsel), BBI and FNB each shall use its best efforts to solicit and obtain votes of the holders of its Common Stock in favor of the Merger and will comply with the provisions in their respective Articles of Incorporation and Bylaws relating to the call and holding of a meeting of shareholders for such purpose. BBI and FNB each will use its best efforts to deliver to the other party a certificate signed by each member of its respective Board of Directors with respect to that member’s voting of shares at a meeting of stockholders to approve the Agreement (such certificate being in the form attached as Exhibit C to this Agreement) as of the date of execution of this Agreement, and BBI and FNB each will use its best efforts to facilitate that each member of the Board of Directors of BBI and FNB shall vote all shares of BBI Common Stock and FNB Common Stock under his or her control (and not held in a fiduciary capacity) in favor of the Merger; and BBI and FNB each shall, subject to its fiduciary duty, at the other’s request, recess or adjourn the meeting if such recess or adjournment is deemed by the other to be necessary or desirable. FNB and BBI will prepare jointly the proxy statement/prospectus to be used in connection with the BBI Shareholders’ Meeting and the FNB Shareholders’ Meeting (the “Joint Proxy Statement”). FNB will prepare and file with the SEC the Registration Statement, of which such Joint Proxy Statement shall be a part and will use its best efforts to have the Registration Statement declared effective as promptly as possible. When the Registration Statement or any post-effective amendment or supplement thereto shall become effective, and at all times subsequent to such effectiveness, up to and including the date of the Meetings, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished or to be furnished by BBI relating to the BBI Companies and by FNB relating to the FNB Companies, (i) will comply in all material respects with the provisions of the Securities Act of 1933 and any other applicable statutory or regulatory requirements, including applicable state blue-sky and securities laws, and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading; provided, however, in no event shall any party hereto be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement made in reliance upon, and in conformity with, written information concerning another party furnished by such other party specifically for use in the Registration Statement.

5.4 Operation of the Business of FNB and BBI.

(a) From the date hereof to the Effective Date, BBI and FNB will operate their respective businesses substantially as presently operated and only in the ordinary course, and, consistent with such operation, will use their best efforts to preserve intact their relationships with persons having business dealings with them.

(b) Without limiting the generality of the foregoing, BBI shall not, and will cause Bedford Federal not to, without the prior written consent of FNB, which consent shall not be unreasonably withheld:

(1) Make any change in its authorized capital stock, make any awards under its Management Stock Bonus Plan, or issue or sell any additional shares of, securities convertible into or exchangeable for, or options, warrants or rights to purchase, its capital stock, nor shall it purchase, redeem or otherwise acquire any of its outstanding shares of capital stock, except to the extent that additional shares of BBI Common Stock shall be issued in conformity with Section 6.1 hereof upon the exercise of BBI Options as Previously Disclosed.

(2) Voluntarily make any changes in the composition of its officers, directors or other key management personnel.

(3) Make any change in the compensation or title of any officer, director or key management employee or make any change in the compensation or title of any other employee, other than consistent with past practices in the ordinary course of business, any of which change shall be reported promptly to FNB.

(4) Enter into any bonus, incentive compensation, stock option, deferred compensation, profit sharing, thrift, retirement, pension, group insurance or other benefit or any employment or consulting agreement, provided, however, bonuses and incentive payments for calendar year 2003 may be made consistent with past practices.

(5) Incur any obligation or liability (whether absolute or contingent, excluding suits instituted against it), make any pledge, or encumber any of its assets, nor dispose of any of its assets in any other manner, except in the ordinary course of its business and for adequate value, and, excluding FHLB borrowings consistent with past practice.

(6) Except as permitted by Section 5.4(b)(1) hereof, issue or contract to issue any shares of its Common Stock, options for shares of its Common Stock, or securities exchangeable for or convertible into such shares;

(7) Knowingly waive any right of substantial value;

(8) Enter into material transactions otherwise than in the ordinary course of its business;

(9) Alter, amend or repeal its Bylaws or Articles of Incorporation;

(10) Propose or take any other action which would make any representation or warranty in Section 4.1 hereof untrue; or

(11) Increase the employer contribution rate or amount, or accelerate the time of payment of employer contributions beyond a chronological pro rata accrual and payment, to the Bedford Federal ESOP (as defined in Section 6.2(c)), its 401(k) plan and the Bedford Federal Pension Plan (as defined in Section 6.2(e)), provided, however, contributions to the Bedford Federal ESOP needed to service the scheduled principal and interest payments on the Bedford Federal ESOP indebtedness prior to the Effective Date (after taking into account dividends on unallocated ESOP shares which may be used to service such indebtedness) may in any event be made consistent with past practices, and provided, further, in accordance with Section 6.2(c) herein, as of the Effective Date or as soon thereafter as practical assets attributable to unallocated BBI shares held as collateral on the Bedford Federal ESOP indebtedness shall be utilized to repay such indebtedness and the remaining assets attributable to such unallocated BBI shares shall be allocated in accordance with Section 6.2(c) and the terms of such Bedford Federal ESOP.

5.5 Dividends. BBI may declare and pay only regular quarterly cash dividends in the ordinary course of business consistent with past practice, equal to $0.13 per share of BBI Common Stock, from the date of this Agreement through the Effective Date, provided that any dividend declared or payable on the shares of BBI Common Stock in the quarterly period during which the Effective Date occurs shall, unless agreed upon in writing by FNB and BBI, be declared with a record date prior to the Effective Date only if the normal record date for payment of the corresponding quarterly dividend to holders of FNB Common Stock is before the Effective Date.

5.6 No Solicitation. Without the prior written consent of FNB, BBI shall not, and shall cause its officers, directors, agents, advisors and affiliates not to, solicit or encourage inquires or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, an Acquisition

Transaction (as hereinafter defined); provided, however, that nothing contained in this Section 5.6 shall prohibit the Board of Directors of BBI from furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited, written bona fide proposal regarding an Acquisition Transaction if, and only to the extent that (A) the Board of Directors of BBI concludes in good faith, after consultation with and consideration of the written advice of outside counsel, that the failure to furnish such information or enter into such discussions or negotiations would constitute a breach of its fiduciary duties to shareholders under applicable law, and (B) the Board of Directors of BBI concludes in good faith that the proposal regarding the Acquisition Transaction contains an offer of consideration that is superior to the consideration set forth herein. BBI shall immediately notify FNB orally and in writing of its receipt of any such proposal or inquiry. For purposes of this Agreement, “Acquisition Transaction” means any merger, consolidation, share exchange, joint venture, business combination or similar transaction or any purchase of all or any material portion of the assets of an entity.

5.7 Regulatory Filings. FNB and BBI shall prepare jointly all regulatory filings required to consummate the transactions contemplated by the Agreement and the Plan of Merger and submit the filings for approval with the OTS, the Federal Reserve Board and the SCC, and any other governing regulatory authority, as soon as practicable after the date hereof. FNB and BBI shall use their best efforts to obtain approvals of such filings.

5.8 Public Announcements. Each party will consult with the other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultations except as may be required by law.

5.9 Notice of Breach. FNB and BBI will give written notice to the other promptly upon becoming aware of the impending or threatened occurrence of any events which would cause or constitute a breach of any of the representations, warranties or covenants made to the other party in this Agreement and will use its best efforts to prevent or promptly remedy the same.

5.10 Accounting Treatment. FNB and BBI acknowledge that the Merger shall be accounted for as a purchase under generally accepted accounting principles.

5.11 Merger Consummation. Subject to the terms and conditions of this Agreement, each party shall use its best efforts in good faith to take, or cause to be taken, all actions, and to do or cause to be done all things necessary, proper or desirable, or advisable under applicable laws, as promptly as practicable so as to permit consummation of the Merger at the earliest possible date, consistent with Section 1.5 herein, and to otherwise enable consummation of the transactions contemplated hereby and shall cooperate fully with the other parties hereto to that end, and each of FNB and BBI shall use, and shall cause each of their respective subsidiaries to use, its best efforts to obtain all consents (governmental or other) necessary or desirable for the consummation of the transactions contemplated by this Agreement.

5.12 FNB Acquisition Transaction. Nothing contained in this Agreement shall prevent FNB from entering into an Acquisition Transaction with a third party so long as FNB and its successors comply with the terms of the Merger with BBI.

5.13 Affiliate Agreements. BBI shall use its best efforts to cause each director, executive officer and other person who is an “affiliate” of BBI under Rule 145 of the Securities Act to deliver to FNB as soon as practicable, and prior to the mailing of the proxy statement/prospectus, executed affiliate agreements in the form of Exhibit B attached hereto providing that such person will comply with Rule 145 and will vote in favor of the Merger.

5.14 Exchange Listing. FNB shall use its reasonable best efforts to list, prior to the Effective Date, on the NASDAQ Exchange, subject to official notice of issuance, the shares of FNB Common Stock to be issued to the holders of BBI Common Stock pursuant to the Merger; and FNB shall give all notices and make all filings with NASDAQ required in connection with the transaction contemplated herein.

ARTICLE 6

Additional Agreements

6.1 Conversion of Stock Options. BBI agrees to use its best efforts and to exercise all of its discretionary powers, as well as to cause the “Committee” under its 1994 Stock Option Plan, to prevent the exercise of any stock options outstanding on or after the date of this Agreement (other than incentive stock options described in Section 422 of the IRC) and to cash out all unexercised outstanding stock options pursuant to Section 13(b) of the 1994 Stock Option Plan no later than the Effective Date. On the Effective Date, all rights with respect to BBI Common Stock pursuant to stock options (“BBI Options”) granted by BBI in compliance herewith under a BBI stock option plan which are outstanding on the Effective Date, whether or not they are exercisable, shall be exchanged for cash paid by BBI on the Effective Date in an amount by which the applicable Cash Consideration per share of BBI Common Stock (determined in accordance with Section 2.1) exceeds the BBI Option exercise price.

6.2 Benefit Plans.

(a) Effective with the consummation of the Merger, the Management Stock Bonus Plan and any and all stock option plans of BBI and Bedford Federal shall be terminated and all unawarded shares (and the Merger Consideration attributable thereto) shall be forfeited. In addition, the Bedford Federal health and dental plans, long term disability plan, and term life insurance plan shall be continued through December 31, 2004; the Bedford Federal vacation and sick leave plans shall be continued through December 31, 2004 (subject to the modification noted below regarding cashouts of unused vacation on cessation of employment); the Bedford Federal ESOP (as defined in Section 6.2(c)) shall be amended, continued and merged as provided Section 6.2(c) below; and participation in FNB’s Employee Stock Ownership Plan and 401(k) plan shall be made available to all Bedford Federal eligible employees no later than January 1, 2005 as provided Section 6.2(c) and (d), respectively, below. Also, the Bedford Federal Pension Plan (as defined in Section 6.2(e)) shall be amended to provide for full vesting as of the Effective Date and shall be terminated at or after the Effective Date as provided in Section 6.2(e). Finally, unused vacation accrued as of the Effective Date shall be cashed out at cessation of employment under Bedford Federal’s vacation payment policy in effect at the Effective Date as provided in Section 6.2(f) for one year after the Effective Date. Otherwise, after consummation of the Merger, at the option of FNB (which may be applied on a plan or program by plan or program basis) and subject to FNB’s best efforts, employees of Bedford Federal shall be entitled to participate either (x) in one or more combined plans or programs of FNB and Bedford Federal on substantially the same basis as similarly situated employees of FNB or First National (taking into account all applicable factors, including but not limited to position, employment classification, age, length of service, pay, part time or full time status, and the like, as well as changes made in such plans and programs in the future), or (y) in plans and programs which, subject to changes required by applicable laws or by limitations imposed by insurance companies providing plan benefits, are comparable to (or a continuation of), and provide for participation on substantially the same basis, as Bedford Federal’s employee benefit plans and programs currently in effect. If and to the extent option (x) is effectuated:

(1) (A) Coverage under FNB’s plans and programs shall be available to each employee of Bedford Federal and, where applicable, his or her dependents without regard to any waiting period, evidence or requirement of insurability, actively at work requirement or preexisting condition exclusion or limitation (except to the extent and in the manner any such waiting period, evidence or requirement of insurability, actively at work requirement or exclusion or limitation applies to such employee or dependents immediately prior to the effectuation of option (x)) and (B) amounts paid or payable by employees for health care expenses for any portion of the annual benefit period prior to the date as of which option (x) becomes effective shall be credited in satisfaction of any deductible requirement and any out-of-pocket limit for the balance of the annual benefit period which includes such date.

(2) FNB shall treat service with BBI and Bedford Federal before the consummation of the Merger as service with FNB for purposes of eligibility to begin participation and vesting (but not benefit accruals, except in the case of a continuation of any plan maintained by BBI or Bedford Federal) for purposes of all employee benefit and seniority based plans and programs, including but not limited to annual, sick and personal leave accruing following the consummation of the Merger.

Nothing contained in this Section is intended to provide any third party beneficiary rights in any current or former employee, or any spouse or dependent thereof, of BBI, Bedford Federal, FNB or any FNB Subsidiary, except as otherwise required by ERISA or other applicable law (determined without regard to third party beneficiary contract law).

(b) Except to extent individually negotiated replacement contracts or settlement agreements are entered into, FNB shall honor all employment severance, consulting and other compensation contracts and agreements Previously Disclosed and executed in writing by BBI on the one hand and any individual current or former director, officer or employee thereof on the other hand, copies of which have been previously delivered by BBI to FNB.

(c) Effective with the consummation of the Merger, the ESOP loan under the Bedford Federal Savings Bank Employee Stock Ownership Plan (the “Bedford Federal ESOP”) shall be paid off at or shortly after the Effective Date by use of the Merger Consideration attributable to unallocated BBI shares held by the Bedford Federal ESOP trust to satisfy the then outstanding Bedford Federal ESOP loan, the balance of the Merger Consideration attributable to such unallocated BBI shares shall be allocated to participants in the Bedford Federal ESOP as earnings on trust assets in accordance with the terms of the Bedford Federal ESOP allocation provisions in effect as of the date of this Agreement (subject, however, to such changes, if any, as may be required by applicable law), the Bedford Federal ESOP accrued benefits of all Bedford Federal ESOP participants who are BBI or Bedford Federal employees at the Effective Date shall be fully vested, and the Bedford Federal ESOP shall be continued on an unleveraged basis and then merged into the FNB Employee Stock Ownership Plan no later than January 1, 2005, with participation in the FNB Employee Stock Ownership Plan extended to eligible employees of Bedford Federal as of the time of such plan merger. FNB shall treat service with BBI and Bedford Federal before the consummation of the Merger as service with FNB for purposes of eligibility to begin participation, vesting and future benefit accrual under its Employee Stock Ownership Plan. In addition, FNB agrees to cause Bedford Federal to make a contribution to the Bedford Federal ESOP for the 2004 calendar year in an amount equal to five percent (5%) of covered pay thereunder (or, if the Bedford Federal ESOP is merged into FNB’s Employee Stock Ownership Plan prior to December 31, 2004, a pro rata contribution for the portion of such year prior to any such plan merger).

(d) Effective no later than January 1, 2005, FNB shall make participation in its 401(k) plan available to the eligible employees of Bedford Federal. FNB shall treat service with BBI and Bedford Federal before the consummation of the Merger as service with FNB for purposes of eligibility to begin participation, vesting and future benefit accrual under its 401(k) plan.

(e) Effective with the consummation of the Merger, the accrued benefits under the Bedford Federal Savings Bank Money Purchase Pension Plan (the “Bedford Federal Pension Plan”) of all Bedford Federal Pension Plan participants who are BBI or Bedford Federal employees at the Effective Date shall be fully vested, and the Bedford Federal Pension Plan shall be terminated at or about the Effective Date. Bedford Federal agrees to give timely notice of the proposed termination of the Bedford Federal Pension Plan to participants and beneficiaries entitled to plan benefits effective contingent on the consummation of the Merger and as of, or at a date after, the Effective Date as determined by FNB.

(f) Vacation accrued as of the Effective Date and unused (determined by first using any vacation accrued at the Effective Date) at the date of cessation of employment of any BBI or Bedford Federal employee employed at the Effective Date shall be cashed out in accordance with Bedford Federal’s vacation cashout policy in effect at the Effective Date (which policy shall remain unchanged from the policy in effect at the date of this Agreement without FNB’s written consent) in the event of such BBI or Bedford Federal employee’s cessation of employment with FNB and its affiliates within one year after the Effective Date. Any other accrued and unused vacation will be forfeited in accordance with FNB’s vacation policy.

6.3 Indemnification. Following the Effective Date, FNB shall indemnify and hold harmless any person who has rights to indemnification from BBI, to the maximum extent permitted under Virginia law and in accordance with BBI’s Articles of Incorporation or Bylaws, as in effect on the date of this Agreement, to the extent legally permitted to do so, with respect to matters occurring on or prior to the Effective Date. FNB further agrees that any such person who has rights to indemnification pursuant to this Section 6.3 is expressly made a third party beneficiary of this Section 6.3 and may directly, in such person’s personal capacity, enforce such rights through an action at law or in equity or through any other manner or means of redress allowable under Virginia law to the same extent as if such person were a party hereto. Without limiting the foregoing, in any case in which corporate approval may be required to effectuate any indemnification, FNB shall direct, at the election of the party to be indemnified, that the determination of permissibility of indemnification shall be made by independent counsel mutually agreed upon between FNB and the indemnified party. Upon written application, and in accordance with, and to the extent permitted by, Virginia law, FNB will advance reasonable expenses to any person who has rights to indemnification from BBI. FNB shall use its reasonable best efforts to maintain BBI’s existing directors’ and officers’ liability policy, or some other policy, including FNB’s existing policy, providing at least comparable coverage, covering persons who are currently covered by such insurance of BBI for a period of 5 years after the Effective Date on terms no less favorable than those in effect on the date hereof.

6.4 Continuation of Bedford Directors. Bedford Directors continuing to serve for a minimum period of 36 months from the Effective Date shall receive monthly fees in the same amount as those paid to them as of December 31, 2002. Bedford Directors not continuing to serve for a minimum period of 36 months from the Effective Date shall be appointed as an advisory director for a period ending 36 months from the Effective Date and shall receive monthly fees in the same amount as those having been paid by Bedford Federal as of December 31, 2002. As of the Effective Date, any Bedford Emeritus Director shall continue to serve as a emeritus director for the remainder of their one year term.

ARTICLE 7

Conditions to the Merger

7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each of FNB and BBI to effect the Merger and the other transactions contemplated by this Agreement shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following conditions:

(a) Shareholder Approval. Shareholders of BBI and FNB shall have approved all matters relating to this Agreement and the Merger required to be approved by such shareholders in accordance with Virginia law.

(b) Regulatory Approvals. This Agreement and the Plan of Merger shall have been approved by the Federal Reserve, the SCC, the Office of Thrift Supervision and any other regulatory authority whose approval is required for consummation of the transactions contemplated hereby, and such approvals shall not have imposed any condition or requirement which would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable the consummation of the Merger in the reasonable opinion of the Board of Directors of FNB or BBI.

(c) Registration Statement. The Registration Statement shall have been declared effective and shall not be subject to a stop order or any threatened stop order.

(d) Tax Opinion. FNB and BBI shall have received an opinion of Troutman Sanders LLP, or other counsel reasonably satisfactory to FNB and BBI, to the effect that the Merger will constitute a merger within the meaning of Section 368 of the IRC and that no gain or loss will be recognized by the shareholders of BBI to the extent they receive FNB Common Stock solely in exchange for their BBI Common Stock in the Merger.

(e) Opinions of Counsel. BBI shall have delivered to FNB and FNB shall have delivered to BBI opinions of counsel, dated as of the Effective Date, as to such matters as they may each reasonably request with respect to the transactions contemplated by this Agreement and in a form reasonably acceptable to each of them.

(f) Legal Proceedings. Neither FNB nor BBI shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger.

(g) Amendment of the Bedford Federal ESOP. Prior to the Merger, the Bedford Federal ESOP (as defined in Section 6.2(c)) shall have been amended to eliminate the provisions thereof requiring full vesting of accrued benefits due to consummation of the Merger (except as otherwise provided in Section 6.2(c) hereof) and termination of such plan on the consummation of a transaction such as the Merger. The provisions of the Bedford Federal ESOP relating to satisfaction of any acquisition loan and allocation to participants of the remaining value of collateral not used to satisfy any acquisition loan need not be revised.

(h) Notice of Termination of the Bedford Pension Plan. Prior to the Merger, if requested by FNB, Bedford Federal shall have given timely notice of the proposed termination of the Bedford Federal Pension Plan (as defined in Section 6.2(e)) to participants and beneficiaries entitled to plan benefits effective contingent on the consummation of the Merger and as of, or at a date after, the Effective Date as determined by FNB.

7.2 Conditions to Obligations of FNB. The obligations of FNB to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties contained herein of BBI shall be true and correct in all material respects as of the date of this Agreement and upon the Effective Date with the same effect as though all such representations and warranties had been made on the Effective Date, except (i) for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, (ii) as expressly contemplated by this Agreement, or (iii) for representations and warranties the inaccuracies of which relate to matters that, individually or in the aggregate, do not result in a Material Adverse Effect with respect to BBI or materially adversely affect the Merger and the other transactions contemplated by this Agreement and FNB shall have received a certificate or certificates signed by the Chief Executive Officer and Chief Financial Officer of BBI dated the Effective Date, to such effect.

(b) Performance of Obligations. BBI shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Date, and FNB shall have received a certificate signed by the Chief Executive Officer of BBI to that effect.

(c) Affiliate Agreements. BBI shall use its best efforts to obtain from each director and shareholder of BBI who may be deemed by counsel for FNB to be an “affiliate” of BBI within the meaning of Rule 145 under the Securities Act of 1933 an executed Affiliate Agreement described in Section 5.13 hereof.

(d) Investment Banking Letter. FNB shall have received a written opinion in form and substance satisfactory to FNB from The Carson Medlin Company addressed to FNB dated as of the date of the Agreement to the effect that the terms of the Merger, including the Exchange Ratio, are fair, from a financial point of view, to FNB. In the event that the shareholders of FNB are required under applicable law to vote to approve the Merger, FNB shall have received an update to the written opinion in form and substance satisfactory to FNB from The Carson Medlin Company addressed to FNB to be dated the date the Proxy Statement/Prospectus is mailed to shareholders of FNB, to the effect that the terms of the Merger, including the Exchange Ratio, are fair, from a financial point of view, to FNB.

7.3 Conditions to Obligations of BBI. The obligations of BBI to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties contained herein of FNB shall be true and correct in all material respects as of the date of this Agreement and upon the Effective Date with the same effect as though all such representations and warranties had been made on the Effective Date, except (i) for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, (ii) as expressly contemplated by this Agreement, or (iii) for representations and warranties the inaccuracies of which relate to matters that, individually or in the aggregate, do not result in a Material Adverse Effect with respect to FNB or materially adversely affect the Merger and the other transactions contemplated by this Agreement and BBI shall have received a certificate or certificates signed by the Chief Executive Officer and Chief Financial Officer of FNB dated the Effective Date, to such effect.

(b) Performance of Obligations. FNB shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Date, and BBI shall have received a certificate signed by Chief Executive Officer of FNB to that effect.

(c) Investment Banking Letter. BBI shall have received a written opinion in form and substance satisfactory to BBI from McDonald Investments, Inc. addressed to BBI dated as of the date of the Agreement to the effect that the terms of the Merger, including the Exchange Ratio, are fair, from a financial point of view, to BBI. BBI shall have received an update to the written opinion in form and substance satisfactory to BBI from McDonald Investments, Inc. addressed to BBI to be dated the date the Proxy Statement/Prospectus is mailed to shareholders of BBI, to the effect that the terms of the Merger, including the Exchange Ratio, are fair, from a financial point of view, to BBI.

ARTICLE 8

Termination

8.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement and the Plan of Merger by the shareholders of FNB and BBI, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Date:

(a) By the mutual consent of the Board of Directors of each of FNB and BBI;

(b) By the respective Boards of Directors of FNB or BBI if the conditions set forth in Section 7.1 have not been met or waived by FNB and BBI;

(c) By the Board of Directors of FNB if the conditions set forth in Section 7.2 have not been met or waived by FNB;

(d) By the Board of Directors of BBI if the conditions set forth in Section 7.3 have not been met or waived by BBI;

(e) By the respective Boards of Directors FNB or BBI if the Merger is not consummated by December 1, 2003.

(f) By the Board of Directors of BBI, within five business days after the end of the Measurement Period (as defined in Section 2.1), if the Market Value of FNB Common Stock (as defined in Section 2.1) is less than $23.50.

(g) By the Board of Directors of FNB, within five business days after the end of the Measurement Period (as defined in Section 2.1), if the Market Value of FNB Common Stock (as defined in Section 2.1) is greater than $32.50.

(h) By the Board of Directors of FNB upon a Termination Event in accordance with 8.4(b).

8.2 Effect of Termination. In the event of the termination and abandonment of this Agreement and the Merger pursuant to Section 8.1, this Agreement shall become void and have no effect, except that (i) the last sentence of Section 5.2 and all of Sections 5.8 and 8.4 shall survive any such termination and abandonment and (ii) no party shall be relieved or released from any liability arising out of an intentional breach of any provision of this Agreement.

8.3 Non-Survival of Representations, Warranties and Covenants. Except for Sections 1.3, 1.4, Article 2, Article 3, 6.2, 6.3, 6.4, 8.4 and Article 9 of this Agreement, none of the respective representations and warranties, obligations, covenants and agreements of the parties shall survive the Effective Date, provided that no such representations, warranties, obligations, covenants and agreements shall be deemed to be terminated or extinguished so as to deprive FNB or BBI (or any director, officer, or controlling person thereof) of any defense in law or equity which otherwise would be available against the claims of any person, including without limitation any shareholder or former shareholder of either FNB or BBI.

8.4 Expenses. The parties provide for the payment of expenses as follows:

(a) Except as provided below, each of the parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated herein, including fees and expenses of its own financial consultants, accountants and counsel, except that printing expenses shall be shared equally between FNB and BBI.

(b) In the event FNB terminates this Agreement based on the occurrence of a Termination Event (as defined below), BBI shall pay to FNB a termination fee of Five Hundred Thousand Dollars ($500,000.00) in cash within five business days after written notice of such termination. For the purposes of this Agreement, a “Termination Event” shall mean any of the following events or transactions occurring after the date hereof:

(i) BBI, without having received FNB’s prior written consent, shall have entered into an agreement with any person to (A) acquire, merger or consolidate, or enter into any similar transaction, with BBI, (B) purchase, lease or otherwise acquire all or substantially all of the assets of BBI, or (C) purchase or otherwise acquire directly from BBI securities representing 20% or more of the voting power of BBI;

(ii) any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of 20% or more of the outstanding shares of BBI Common Stock after the date hereof (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act, and the regulations promulgated thereunder); or

(iii) any person shall have made a bona fide proposal to BBI by public announcement or written communication that is or becomes the subject of public disclosure to acquire BBI by merger, shares exchange, consolidation, purchase of all or substantially all of its assets or any other similar transaction, and following such bona fide proposal the shareholders of BBI vote not to approve the Agreement.

Notwithstanding the foregoing, BBI shall not be obligated to pay to FNB the termination fee described in this Section 8.4(b) in the event that at or prior to such time as such fee becomes payable (i) FNB and BBI validly terminate this Agreement pursuant to Section 8.1(a) or (ii) FNB or BBI validly terminates this Agreement pursuant to Sections 8.1(b) (other than as a result of such Termination Event), 8.1(c) (other than as a result of such Termination Event), 8.1(d) (other than as a result of such Termination Event), 8.1(e) (other than as a result of such Termination Event)), 8.1(f) (other than as a result of such Termination Event), or 8.1(g) (other than as a result of such Termination Event). Upon payment of the termination fee and any other amounts that may be due by BBI to FNB hereunder, this Agreement shall terminated as provided in Section 8.2.

(c) If this Agreement is terminated by FNB or BBI because of a willful and material breach by the other of any representation, warranty, covenant, undertaking or restriction set forth herein, and provided that the terminating party shall not have been in breach (in any material respect) of any representation and warranty, covenant, undertaking or restriction contained herein, then the breaching party shall bear and pay all such reasonable and documented costs and expenses of the other party actually incurred, including fees and expenses of consultants, investment bankers, accountants, counsel, printers, and persons involved in the transactions contemplated by this Agreement, including the preparation of the Registration Statement and the Proxy Statement.

(d) Except for the payment of the termination fee which shall be paid as required by Section 8.4(b), final settlement with respect to the payment of other fees and expenses by the parties shall be made within thirty (30) days after the termination of this Agreement.

ARTICLE 9

General Provisions

9.1 Entire Agreement. This Agreement contains the entire agreement among FNB and BBI with respect to the Merger and the related transactions and supersedes all prior arrangements or understandings with respect thereto.

9.2 Waiver and Amendment. Any term or provision of this Agreement may be waived in writing at any time by the party which is, or whose shareholders are, entitled to the benefits thereof, and this Agreement may be amended or supplemented by written instructions duly executed by the parties hereto at any time, whether before or after the meeting of BBI shareholders and FNB shareholders referred to in Section 7.1(a) hereof, except statutory requirements and requisite approvals of shareholders and regulatory authorities.

9.3 Descriptive Headings. Descriptive headings are for convenience only and shall not control or affect the meaning and construction of any provisions of this Agreement.

9.4 Governing Law. Except as required otherwise or otherwise indicated herein, this Agreement shall be construed and enforced according to the laws of the Commonwealth of Virginia.

9.5 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally, telecopied or sent by recognized overnight courier service or registered or certified mail, postage prepaid, addressed as follows:

If to FNB:

Samuel H. Tollison, President

FNB Corporation

105 Arbor Drive

P. O. Box 600

Christiansburg, Virginia 24068

(Tel. 540-382-6000)

(Fax: 540-381-6768)

Copies to:

Peter A. Seitz, Esquire

First National Bank

P. O. Box 600

Christiansburg, Virginia 24073

(Tel. 540-382-4951)

(Fax: 540-381-6768)

Fred W. Palmore, III, Esquire

Troutman Sanders LLP

1111 East Main Street, 23rd Floor (23219)

P. O. Box 1122

Richmond, Virginia 23218-1122

(Tel. 804-697-1396)

(Fax: 804-698-5188)

If to BBI:

Harold K. Neal

President and Chief Executive Officer

Bedford Bancshares, Inc.

125 W. Main Street

Bedford, Virginia 24523

(Tel: 540-586-2590)

(Fax: 540-586-2626)

Copy to:

Richard Fisch, Esq.

Malizia Spidi & Fisch, PC

1100 New York Avenue, N.W.

Washington, DC 20005

(Tel. 202-434-4660)

(Fax: 202-434-4661)

9.6 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts together shall constitute one and the same agreement.

9.7 Severability. In the event any provisions of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to be valid and enforceable and to reflect the intended agreement of the parties hereto.

9.8 Subsidiaries. All representations, warranties, and covenants herein, where pertinent, include and shall apply to the Subsidiaries of the party making such representations, warranties, and covenants.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the dates first written above.

FNB Corporation

By:	/s/ SAMUEL H. TOLLISON
Name:	Samuel H. Tollison
Title:	President and Chief Executive Officer

ATTEST:

PETER A. SEITZ
Secretary

Bedford Bancshares, Inc.

By:	/s/ HAROLD K. NEAL
Name:	Harold K. Neal
Title:	Presdident and Chief Executive Officer

ATTEST:

NANCY T. SNYDER
Secretary

Exhibit 1.4(a)

FORM OF ADDENDUM TO EMPLOYMENT AGREEMENT

WHEREAS, Bedford Federal Savings Bank, FSB (the “Bank”) and Harold K. Neal (the “Employee”) have previously entered into an Employment Agreement (the “Agreement”) dated October 20, 1999, and

WHEREAS, Section 14 of the Agreement provides that amendments to the Agreement may be made in writing and signed by the parties, and

WHEREAS, Bedford Bancshares, Inc. (the “Company”) and FNB Corporation (“FNB”) have entered into an Agreement of Merger (the “Merger Agreement”) whereby the Company shall merge into FNB, with FNB as the survivor and new parent corporation of the Bank (the “Merger”), and

WHEREAS, FNB and the Bank seek to affirm the provisions of the Agreement between the Bank and the Employee upon the termination of employment of the Employee with the Bank effective and contingent on and as of the Effective Date (as defined in the Merger Agreement) of the Merger and to provide for the disposition of certain options held by the Employee to purchase the stock of the Company.

NOW, THEREFORE, BE IT RESOLVED that this Addendum to the Agreement is hereby authorized and agreed to by FNB and the Bank, and that this Addendum to the Agreement shall be executed by FNB and the Bank prior to, and be presented to the Employee for acceptance and execution no later than, April 30, 2003 as follows:

1. The Employee accepts notice from FNB and the Bank that his employment with the Bank shall terminate effective and contingent on and as of the Effective Date of the Merger. The Bank and the Employee agree that, subject to applicable limits of Paragraph 12(a) of the Agreement as modified by Paragraph 4 of this Addendum, the Employee shall receive the consideration described in Paragraph 12(a) of the Agreement based upon such involuntary termination, that the consideration described in Paragraph 12 of the Agreement, as modified by this Addendum, shall be in full satisfaction of the Employee’s rights under the Agreement, and that the Employee’s director’s fees received from the Company and the Bank are not considered part of the Employee’s “average annual compensation” for purposes of that phrase in Paragraph 12(a) of the Agreement, that any compensation attributable to the Employee’s exercise or cancellation of Company stock options before or after the date of the Merger Agreement shall not be utilized in calculation of payments due the Employee in accordance with Paragraph 12(a) of the Agreement, and that the Employee and his dependents shall remain eligible to participate in the medical and dental insurance programs offered by the Bank or FNB to its employees for a period of not less than thirty-six months from the Effective Date of the Merger at the expense of the Employee at the rate of contribution paid by employees of the Bank or FNB that elect continuation of similar insurance coverage continuation under COBRA.

2. Effective and contingent on and as of the Effective Date of the Merger, the Employee and the Bank shall enter into a non-competition agreement under which the Employee agrees not to compete with the Bank, FNB or any of FNB’s affiliates for two years commencing at the Effective Date with the Bank paying the Employee $50,000 per year for such two year period, payable in monthly installments of $4,166.67 on the last day of each month.

3. The Bank and the Employee recognize that the Employee currently holds options to acquire 56,818 shares of the Company’s stock (“BBI Common Stock”), and that the plan under which such options were awarded permits the Company to terminate such options in connection with a change in control of the Company for a cash payment. The Employee understands that the Merger Agreement will provide, and the Employee agrees, that all outstanding options at the Effective Date of the Merger will be cashed out as provided in the Merger Agreement.

4. The Employee agrees that all payment or benefits, whether or not provided pursuant to the Agreement or the non-competition agreement referred to in Paragraph 2 of this Addendum, provided to him by the Company, the Bank, FNB or any FNB affiliate which are “parachute payments” for purposes of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), shall be limited to 2.999 times the Employee’s “base amount” limit contained in Paragraph 2(a) of the Agreement.

5. This Addendum shall be deemed null and void as of the date of termination of the Merger Agreement in the event that such Merger Agreement shall be terminated for any reason prior to the Effective Date of the Merger.

This Addendum to the Agreement is hereby executed and agreed to by the parties as evidenced below:

Bedford Federal Savings Bank, FSB:		Harold K. Neal, Employee

By:
Its:	Chairman of the Board Date: 2003
Date:	2003	Date:	2003

FNB Corporation:

By:
Samuel H. Tollison
Its:	President and Chief Executive Officer
Date:	,2003

Exhibit 1.4(b)

FORM OF NON-COMPETITION AGREEMENT

This Non-Competition Agreement is entered into as of                        , 2003 by FNB Corporation, a Virginia corporation (“FNB”), and Harold K. Neal (“Neal”).

WITNESSETH

WHEREAS, Neal has been employed by Bedford Bancshares, Inc. (“BBI”) and by its subsidiary Bedford Federal Savings Bank, FSB (“Bedford Federal”) as each company’s Chief Executive Officer; and

WHEREAS, BBI and FNB Corporation (“FNB”) have entered into an Agreement of Merger (the “Merger Agreement”) whereby BBI shall merge into FNB, with FNB as the survivor and new parent corporation of the Bedford Federal (the “Merger”), and

WHEREAS, Neal and FNB have agreed that Neal’s cessation of employment by BBI and Bedford Federal shall occur effective and contingent on and as of the Effective Date of the Merger (as defined in the Merger Agreement, the “Merger Agreement Effective Date”), and

WHEREAS, BBI and FNB have conditioned consummation of the Merger, in part, on Neal’s agreeing not to compete with FNB and its affiliates (which term is intended to include Bedford Federal) for a period of two years following the Merger Agreement Effective Date.

NOW, THEREFORE, in consideration of the premises herein, FNB and Neal agree, effective and contingent on and as of the Merger Agreement Effective Date, as follows:

1. Non-Competition Agreement. During the Period of Non-Competition, Neal agrees not to engage in Competition (as defined in paragraph 4 below) on the terms and conditions set forth herein. Further, Neal agrees not to make any Unauthorized Disclosure of Confidential Information (as defined in paragraph 4 below). No services are required by Neal under this Agreement.

2. Non-Competition Fee. As compensation for Neal’s not engaging in Competition during the Period of Non-Competition and not making any Unauthorized Disclosure of Confidential Information, FNB shall pay to Neal on or before the first day of each calendar month in the Period of Non-Competition a non-competition fee in the amount of Four Thousand One Hundred Sixty-Six Dollars and 66 Cents ($4,166.66).

3. Period of Non-Competition.

(a) The Period of Non-Competition shall be the period beginning on the Merger Agreement Effective Date and ending on the earlier of (i) the second anniversary of the Merger Agreement Effective Date or (ii) the occurrence of a “Non-Competition Termination Event”, as described herein. If the Period of Non-Competition ends due to the occurrence of a Non-Competition Termination Event, all further obligations of FNB to Neal under this Agreement shall cease.

(b) The term “Non-Competition Termination Event” as used in subparagraph (a) means the date on which FNB delivers to Neal a notice of FNB’s termination of this Agreement for Cause (even if occurring before the commencement of the Period of Non-Competition). For purposes hereof, “Cause” means (i) Neal’s engaging into Competition, or making an Unauthorized Disclosure of Confidential Information, or (ii) Neal’s making oral, written or other statements or taking other action which in the view of the Board of Directors of FNB (the “Board”) is derogatory with respect to, or are detrimental to the interests of, FNB and its affiliates (as determined by the Board in its sole discretion). Cause shall not exist unless and until FNB has delivered to Neal a copy of a resolution duly adopted by the Board at a meeting of the Board called and held for such purpose (after reasonable notice to Neal and an opportunity for Neal, together with his counsel, to be heard before the Board), finding that, in the good faith opinion of the Board, Neal was guilty of the conduct set forth herein and specifying the particulars thereof in detail. All determinations regarding Cause shall be made by the Board in its discretion.

4. Definitions of Competition and Unauthorized Disclosure of Confidential Information. For purposes hereof:

(a) “Competition” means, without the written consent of the Board or a person authorized thereby, Neal’s directly or indirectly:

(i) whether through his own account or as a partner, member, employee, advisor, consultant, owner, trustee, shareholder, officer, director or agent of any corporation, partnership, limited liability company, joint venture, trust or other entity or association, within fifty (50) miles of any location of FNB or any of its affiliates as of the Effective Date (the “Noncompetition Territory”), performing services for, advising, participating in, supporting, owning or otherwise possessing a voting or equity interest in excess of five percent (5%) in (provided that the foregoing shall not preclude Neal from continuing to hold any stock or securities or equity interest in any enterprise to the extent he owns such stock, securities or an interest at the date of this Agreement), giving financial assistance to, permitting his name to be used in connection with or serving as a member of management, supervisor, consultant or employee of any financial service institution, including without limitation any “insured depository institution” (as such term is defined in 12 U.S.C. § 1813(c)(2)) or any “regulated lending institution” (as such term is defined in 42 U.S.C. § 4003(a)(10)) or any other business, or any affiliate, parent, or subsidiary thereof, which would be competitive with the business of FNB or its affiliates;

(ii) soliciting or inducing, or attempting to solicit or induce, any employee of FNB or its affiliates to terminate such employment or to become employees of any other person or entity, provided that if FNB or an affiliate terminates an employee or gives notice of termination to an employee with an actual termination date, Neal shall be permitted to assist such employee in obtaining other employment;

(iii) soliciting or inducing, or attempting to solicit or induce, any customer, supplier, contractual party of FNB and its affiliates within the Noncompetition Territory or any other person with whom it has business relations within the Noncompetition Territory to refrain from or cease doing business with, seek advice and/or services and products from, or otherwise discontinue all or any portion of their relationship with FNB and its affiliates;

(iv) usurping a business opportunity that came to the attention of Neal through his employment with BBI or Bedford Federal which Neal had not previously offered in writing to FNB or its affiliates and which had not been rejected in writing; or

(v) disparage FNB, its affiliates or any of their respective shareholders, directors, officers, or employees.

(b) “Unauthorized Disclosure of Confidential Information” means the disclosure by Neal, without the written consent of the Board or a person authorized thereby, to any person other than as required by law or court order, or other than to an authorized employee of FNB, any confidential information of FNB or any of its affiliates with respect to any of the contributors, services, solicitation techniques, methods, future plans, business, assets, operations, customers, suppliers, and contractual parties of Bedford Federal and FNB their respective affiliates or the persons with whom Bedford Federal and FNB and their respective affiliates do or have done business, provided, however, that:

(i) confidential information shall not include any information known generally to the public (other than as a result of unauthorized disclosure by Neal) or any information of a type not otherwise considered confidential by persons engaged in the same activity or an activity similar to that conducted by FNB or any of its affiliates; and

(ii) Neal shall be allowed to disclose confidential information to Neal’s attorney solely for the purpose of ascertaining whether such information is confidential within the intent of this Agreement, but only so long as Neal both discloses to Neal’s attorney the provisions of this paragraph and agrees not to waive the attorney-client privilege with respect thereto.

(c) All determinations regarding Competition or Unauthorized Disclosure of Confidential Information under this Agreement shall be made by the Board in its discretion.

5. Reasonableness of Restrictions. Neal recognizes and agrees that the restrictions set forth in paragraphs 1, 3 and 4 of this Agreement are reasonable in duration, geographical area and scope and are reasonably related and necessary to the furtherance of legitimate interests of FNB. Neal further agrees that such restrictions are not unduly or unreasonably burdensome upon him and upon his ability to earn a livelihood and he acknowledges that such restrictions do not violate and are not in contradiction of any public policy.

6. Status. The nature of Neal’s engagement by and relationship to FNB under this Agreement is that of an independent contractor and not an employee.

7. No Withholding. Neal and FNB agree that the fees to be paid by FNB to Neal as compensation for his agreement not to compete shall not be considered subject to withholding for any federal and state income, FICA, FUTA or other taxes. Neal shall prepare and file such federal and state income, self-employment (if applicable) and other tax returns as may be required to be prepared and filed by him and shall pay such federal and state income, self-employment (if applicable) and other taxes as may be required to be paid by him under applicable laws as a result of the payment of such fees.

8. Remedies.

(a) The parties hereto shall have all remedies at law and in equity to enforce the terms of this Agreement, including the right to injunctive relief. If Neal breaches, or threatens to commit a breach, of any of the provisions of this Agreement, FNB shall have the following rights and remedies, each of which rights and remedies shall be independent of the others and severally enforceable, and each of which is an addition to, and not in lieu of, any other rights and remedies available to FNB at law or in equity (including the right to recover damages):

(i) the right and remedy to have this Agreement specifically enforced by any court of competent jurisdiction, it being agreed that any breach or threatened breach would cause irreparable harm to FNB and that money damages would not provide an adequate remedy to FNB; and

(ii) the right and remedy to require Neal to account for and pay over to FNB all compensation, profits or other benefits derived or received by the Executive as the result of any actions constituting a breach of this Agreement.

(b) In the event of any legal action to interpret or enforce this Agreement, the prevailing party, as determined by the court, shall be entitled to recover from the unsuccessful party for its costs and reasonable attorneys’ fees, as determined by the court.

9. Survival of Representations and Warranties. All agreements, representations and warranties made by the parties in this Agreement shall survive the consummation of the transactions contemplated herein.

10. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the matters set forth herein and supersedes all prior agreements and understandings between the parties with respect to the same.

11. Modification. No provision of this Agreement, including any provision of this paragraph, may be modified, deleted or amended in any manner except by an agreement in writing executed by both of the parties.

12. Miscellaneous.

(a) Non-assignability. Neal may not assign this Agreement or any interest herein or delegate any duty or obligation incurred by him hereunder to another.

(b) Notices. All notices, requests, consents and other communications to, upon, and between the parties shall be in writing and shall be deemed to have been given, delivered, or made when personally delivered or when sent or mailed by certified mail, postage prepaid and return receipt requested, to FNB at 105 Arbor Street, P.O. Box 600, Christiansburg, VA 24068-0600, Attention its Chief Executive Officer, and to Neal at the address last known to FNB at the time of execution of this Agreement, or at such other address as either party may specify by written notice to the other.

(c) Delegation of Authority. Whenever FNB is permitted or required to perform any act, such act may be performed by its Chief Executive Officer, or other person duly authorized by the Board or its Chief Executive Officer.

(d) Governing Law. This Agreement shall be construed, enforced and administered in accordance with the laws of the Commonwealth of Virginia, and any federal law which preempts the same.

(e) Binding Effect. This Agreement shall be binding upon and inure to the benefit of FNB, its successors and assigns, and Neal and Neal’s heirs, executors, administrators and legal representatives.

(f) Severability. If any provision of this Agreement should for any reason be declared invalid or unenforceable by a court of competent jurisdiction, the remaining provisions shall nevertheless remain in full force and effect.

(g) Gender and Number. In the construction of this Agreement, the masculine shall include the feminine or neuter and the singular shall include the plural and vice-versa in all cases where such meanings would be appropriate.

(h) Titles and Captions. Titles and captions and headings herein have been inserted for convenience of reference only and are to be ignored in any construction of the provisions hereof.

(i) Counterparts. This Agreement may be executed in more than one counterpart, each of which shall be deemed an original.

(j) Waiver. No waiver by any of the parties to this Agreement of any condition, term or provision of this Agreement shall be deemed to be a waiver of any preceding or subsequent breach of the same or any other condition, term or provision hereof.

13. Agreement Voided if Merger Agreement Is Terminated. This Agreement shall be deemed null and void as of the date of termination of the Merger Agreement in the event that the Merger Agreement shall be terminated for any reason prior to the Effective Date of the Merger (as defined in the Merger Agreement).

IN WITNESS WHEREOF, FNB has caused this Agreement to be signed by its duly authorized officer pursuant to the authority of its Board of Directors, and Neal has signed this Agreement thereby agreeing to its terms and conditions, as of the respective dates noted below.

FNB Corporation

Date:	By:

Date:
Harold K. Neal

PLAN OF MERGER

BETWEEN

BEDFORD BANCSHARES, INC.

AND

FNB CORPORATION

Pursuant to this Plan of Merger (“Plan of Merger”), Bedford Bancshares, Inc. (“BBI”), a Virginia corporation, shall merge with and into FNB Corporation (“FNB”), a Virginia corporation in a merger under Section 13.1-716 of the Virginia Stock Corporation Act.

ARTICLE 1

Terms of the Merger

1.1 The Merger. Subject to the terms and conditions of the Agreement and Plan of Merger, dated as of March     , 2003, between FNB and BBI (the “Merger Agreement”), at the Effective Date, BBI shall merge with and into FNB which shall be the surviving corporation. Each outstanding share of common stock of BBI shall be converted into and exchanged for shares of the common stock of FNB and/or cash in accordance with Article 2 of this Plan of Merger pursuant to a merger under Section 13.1-716 of the Virginia Stock Corporation Act (the “Merger”). At the Effective Date, the Merger shall have the effect as provided in Section 13.1-721 of the Virginia Stock Corporation Act. Terms not otherwise defined herein will have the meanings given to them in the Merger Agreement.

1.2 Articles of Incorporation and Bylaws. The Articles of Incorporation of FNB shall be the Articles of Incorporation of the surviving corporation following the Effective Date until amended or repealed. The Bylaws of FNB shall be the Bylaws of the surviving corporation following the Effective Date until amended or repealed in accordance with the terms of such Bylaws.

1.3 Management of Surviving Corporation. Except as noted hereinafter, the directors, officers and employees of Bedford Federal will not change as a result of the Merger except that an individual selected by FNB shall be appointed to the Board of Bedford Federal. On the Effective Date, the number of Directors of FNB shall be increased by two members who shall be individuals recommended by the BBI Board and selected by FNB, at least one of whom shall be independent as such term is defined at the time of such appointment under The Marketplace Rules of The Nasdaq Stock Market, Inc., and who shall then be appointed to the Board of FNB. At the next annual meeting of shareholders of FNB, management of FNB will recommend to shareholders that the two new members be elected as members of the Board of FNB. In addition, as of the Effective Date, FNB shall enter into an Addendum to Employment Agreement for Harold K. Neal, as attached to the Merger Agreement as Exhibit 1.4(a). In addition, as of the Effective Date, FNB shall enter into an agreement with Harold K. Neal in which FNB agrees to pay Mr. Neal $50,000 each year for two years in consideration for his agreement not to compete with FNB and its affiliates for a period of two years from the Effective Date, as provided in a Non-competition Agreement attached to the Merger Agreement as Exhibit 1.4(b).

ARTICLE 2

Manner of Converting Shares

2.1 Conversion of BBI Stock and Stock Options. At the Effective Date, by virtue of the Merger, each share of the common stock, par value $0.10 per share, of BBI (“BBI Common Stock”) issued and outstanding immediately prior to the Effective Date will be converted into either cash (the “Cash Consideration”) or shares of common stock, par value $5.00 per share, of FNB (“FNB Common Stock”), the “Stock Consideration” (which Stock Consideration together with the Cash Consideration shall be the “Merger Consideration”), in each case as the holder thereof shall have elected or be deemed to have elected in accordance with Section 2.3 hereof.

In the case that the Market Value of FNB Common Stock (as defined later in this Section 2.1) is equal to or more than $23.50 per share and less than or equal to $26.00 per share, the Stock Consideration will equal 0.9135 shares of FNB Common Stock for each outstanding share of BBI Common Stock and the Cash Consideration will equal to 0.9135 times the Market Value of a share of FNB Common Stock for each outstanding share of BBI Common Stock. In the case that the Market Value of FNB Common Stock is more than $26.00 per share and less than $30.00 per share, the Stock Consideration of 0.9135 shares of FNB Common Stock for each outstanding share of BBI Common Stock will be decreased by .0133625 shares of FNB Common Stock for each $0.50 increase in Market Value between $26.00 per share and $30.00 per share and the Cash Consideration will be adjusted accordingly. In the case that the Market Value of FNB Common Stock is equal to or greater than $30.00 per share and equal to or less than $32.50 per share, the Stock Consideration will equal 0.8066 shares of FNB Common Stock for each outstanding share of BBI Common Stock and the Cash Consideration will equal 0.8066 times the Market Value of a share of FNB Common Stock for each outstanding share of BBI Common Stock.

The Market Value of FNB Common Stock will be the average of the last reported sales prices per share of FNB Common Stock as reported on the NASDAQ Exchange Composite Transactions Tape (as reported in The Wall Street Journal, or, if not reported thereby, another authoritative source as chosen by FNB) for the thirty consecutive full trading days on such exchange (even if FNB Common Stock does not trade in each such day) ending at the close of trading on the tenth calendar day before the Effective Date (the “Market Value” and the “Measurement Period”). The ratio of shares of FNB’s Common Stock that will be exchanged for each outstanding share of BBI Common Stock shall be referred to herein as the “Exchange Ratio” and shall be rounded to the nearest hundredth decimal point.

2.2 Allocation. Notwithstanding anything in this Agreement to the contrary, the aggregate amount of cash to be issued to shareholders of BBI in the Merger shall not be less than twenty percent (20%) of the aggregate value of the Merger Consideration (the “Cash Amount”); provided that FNB shall have the option to change the Cash Number and the Stock Number to more closely follow the actual elections of BBI shareholders pursuant to this Article 2, so long as such modification to the Cash Number and the Stock Number does not prevent the condition set forth in Section 7.1(d) of the Merger Agreement from being satisfied and in no event shall the number of shares of FNB Common Stock issued to BBI shareholder be less than 1,301,122 nor more than 1,473,562 shares subject to further adjustment to the extent the number of shares of BBI Common Stock shall increase as a result of the exercise of BBI Options to acquire BBI Common Stock prior to the Effective Date as permitted by Section 6.1 of the Merger Agreement and for the effect of any share adjustments to the extent that shares of FNB Common Stock are utilized by the Bedford Federal ESOP trust to repay the Bedford Federal ESOP loan on or after the Effective Date. As used in this Plan of Merger, the Cash Number shall mean the aggregate number of shares of BBI Common Stock to be converted into the right to receive the Cash Consideration in the Merger, which shall be equal to the Cash Amount divided by the applicable Cash Consideration per share of BBI Common Stock. The number of shares of BBI Common Stock to be converted into the right to receive Stock Consideration (the “Stock Number”) will be equal to (i) the number of shares of BBI Common Stock issued and outstanding immediately prior to the Effective Date of the Merger less (ii) the sum of (A) the Cash Number and (B) the aggregate number of shares of BBI Common Stock to be exchanged for cash pursuant to Section 3.3.

2.3 Election. Subject to allocation in accordance with the provisions of this Article, each record holder of shares of BBI Common Stock issued and outstanding immediately prior to the Election Deadline (as defined in Section 3.1(i)) will be entitled, in accordance with Section 3.1, (i) to elect to receive in respect of shares held in such manner (A) Cash Consideration (a “Cash Election”) or (B) Stock Consideration (a “Stock Election”) on a share-by-share basis, thus, making an election for all Cash Consideration, all Stock Consideration, or a mixture thereof or (ii) to indicate that such record holder has no preference as to the receipt of Cash Consideration or Stock Consideration for all such shares held by such holder (a “Non-Election”). Shares of BBI Common Stock in respect of which a Non-Election is made or as to which no election is made (collectively, “Non-Election Shares”) shall be deemed by the Exchange Agent (as defined in Section 3.1(i)) to be shares in respect of which Cash Elections or Stock Elections have been made, as the Exchange Agent, as directed by FNB, shall determine. Holders of record of shares of BBI Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Forms of Election (as hereinafter defined), provided that each such Form of Election covers all the shares of BBI Common Stock held by that Representative for a particular beneficial owner.

2.4 Allocation of Cash Election Shares. In the event that the aggregate number of shares in respect of which Cash Elections have been made (the “Cash Election Shares”) exceeds the Cash Number, all shares of BBI Common Stock in respect of which Stock Elections have been made (the “Stock Election Shares”) and all Non-Election Shares will be converted into the right to receive Stock Consideration (and cash in lieu of fractional interests in accordance with Section 3.3), and Cash Election Shares will be converted into the right to receive Cash Consideration or Stock Consideration in the following manner:

(i) the number of Cash Election Shares covered by each Form of Election (as defined in Section 3.1(i)) to be converted into Cash Consideration will be determined by multiplying the number of Cash Election Shares covered by such Form of Election by a fraction, (A) the numerator of which is the Cash Number and (B) the denominator of which is the aggregate number of Cash Election Shares rounded down to the nearest whole number; and

(ii) all Cash Election Shares not converted into Cash Consideration in accordance with Section 2.4(i) will be converted into the right to receive Stock Consideration (and cash in lieu of fractional interests in accordance with Section 3.3).

Provided, however, that cash in lieu of fractional interests and cash to be paid in connection with rights of dissenting shareholders, as provided in Sections 3.3 and 3.5, respectively, shall not be included in any determination of whether this Section 2.4 shall be given effect.

2.5 Allocation of Stock Election Shares. In the event that the aggregate number of Stock Election Shares exceeds the Stock Number, all Cash Election Shares and all Non-Election Shares (together, the “ Cash Shares”) will be converted into the right to receive Cash Consideration, and all Stock Election Shares will be converted into the right to receive Cash Consideration or Stock Consideration in the following manner:

(i) the number of Stock Election Shares covered by each Form of Election to be converted into Cash Consideration will be determined by multiplying the number of Stock Election Shares covered by such Form of Election by a fraction, (A) the numerator of which is the Cash Number less the number of Cash Shares and (B) the denominator of which is the aggregate number of Stock Election Shares, rounded down to the nearest whole number, provided that in no event shall the maximum number of shares to be issued by FNB pursuant to which a Stock Election is made exceed 1,473,562 shares and in no event shall the minimum number of shares to be issued by FNB pursuant to which a Stock Election is made be less than 1,301,122 shares, subject to further adjustment to the extent the number of shares of BBI Common Stock shall increase as a result of the exercise of BBI Options to acquire BBI Common Stock prior to the Effective Date as permitted by Section 6.1 of the Merger Agreement and for the effect of any share adjustments to the extent that shares of FNB Common Stock are utilized by the Bedford Federal ESOP trust to repay the Bedford Federal ESOP loan on or after the Effective Date; and

(ii) all Stock Election Shares not converted into Cash Consideration in accordance with Section 2.5(i) will be converted into the right to receive Stock Consideration (and cash in lieu of fractional interests in accordance with Section 3.3).

2.6 No Allocation. In the event that neither Section 2.4 nor Section 2.5 is applicable, all Cash Election Shares will be converted into the right to receive Cash Consideration, all Stock Election Shares will be converted into the right to receive Stock Consideration (and cash in lieu of fractional interests in accordance with Section 3.3) and Non-Election Shares will be converted into the right to receive Cash Consideration or Stock Consideration (and cash in lieu of fractional interests in accordance with Section 3.3) as the Exchange Agent, as directed by FNB, shall determine.

2.7 Computations. The Exchange Agent will make all computations to give effect to this Article 2.

2.8 Cancellation of Shares. As of the Effective Date of the Merger, all such shares of BBI Common Stock will no longer be outstanding and automatically be cancelled and retired and will cease to exist and each holder of a certificate formerly representing any such shares of BBI Common Stock (a “BBI Certificate”) will cease to have any rights with respect thereto, except the right to receive Merger Consideration and any additional cash in lieu of fractional shares of FNB Common Stock to be issued or paid in consideration therefor upon surrender of such BBI Certificate in accordance with Article 3, without interest, subject to rights of dissenting shareholders as provided under Section 3.5.

ARTICLE 3

Manner of Exchange

3.1 Exchange Procedures.

(i) Not more than 5 days after the Merger has been approved by the shareholders of FNB and BBI (the “Mailing Date”), Registrar and Transfer Company, Cranford, New Jersey, as the exchange agent (the “Exchange Agent”), will mail a form of election (the “Form of Election”) to each shareholder of record of BBI as of a record date as close as practicable to the date of mailing and mutually agreed to by BBI and FNB. In addition, the Exchange Agent will use its best efforts to make the Form of Election available to the persons who become shareholders of BBI during the period between such record date and the Effective Date. Any election to receive Merger Consideration will have been properly made only if the Exchange Agent shall have received on the thirtieth (30th) business day immediately after the Mailing Date (the “Election Deadline”), a Form of Election properly completed and accompanied by a BBI Certificate (“Certificate(s)”) for the shares to which such Form of Election relates, acceptable for transfer on the books of BBI (or an appropriate guarantee of delivery), as set forth in such Form of Election. An election may be revoked only by written notice received by the Exchange Agent prior to 5:00 p.m. on the Election Deadline. If an election is so revoked, the Certificate(s) (or guarantee of delivery, as appropriate) to which such election relates will be promptly returned to the person submitting the same to the Exchange Agent.

(ii) As soon as reasonably practicable after the Effective Date, but in no event later than five (5) calendar days thereafter, the Exchange Agent will mail to each holder of record of a Certificate, whose shares of BBI Common Stock were converted into the right to receive Merger Consideration and those who failed to return a properly completed Form of Election, (i) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Exchange Agent and will be in such form and have such other provisions as the Exchange Agent may specify consistent with this Agreement) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration.

(iii) With respect to properly made elections in accordance with Section 3.1(i), and upon surrender in accordance with Section 3.1(ii) of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate will be entitled to receive in exchange therefor the Merger Consideration that such holder has the right to receive pursuant to the provisions of Article 2, and the Certificate so surrendered will forthwith be canceled. In the event of a transfer of ownership of Shares that are not registered in the transfer records of BBI, as the case may be, payment may be issued to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate is properly endorsed or otherwise in proper form for transfer and the person requesting such issuance pays any transfer or other taxes required by reason of such payment to a person other than the registered holder of such Certificate or establishes to the satisfaction of FNB that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.1, each Certificate will be deemed at any time after the Effective Date to represent only the right to receive upon such surrender the Merger Consideration that the holder thereof has the right to receive in respect of such Certificate pursuant to the provisions of Article 2. No interest will be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of Article 2.

3.2 Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to the shares of BBI Common Stock with a record date after the Effective Date shall be paid to the holder of any unsurrendered Certificate with respect to the shares of BBI Common Stock represented thereby, and no cash payment in lieu of any fractional shares shall be paid to any such holder pursuant to Section 3.3. Subject to the effect of unclaimed property, escheat and other applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the Certificate representing whole shares of BBI Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of BBI Common Stock to which such holder is entitled pursuant to Section 3.3, and (ii) the amount of dividends or other distributions, if any, with a record date after the Effective Date.

3.3 No Fractional Securities. No FNB Certificates or scrip representing fractional shares of FNB Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional shares shall not entitle the owner thereof to vote or to any other rights of a holder of FNB Common Stock. A holder of Shares converted in the Merger who would otherwise have been entitled to a fractional share of FNB Common Stock shall be entitled to receive a cash payment (without interest) in lieu of such fractional share in an amount determined by multiplying (i) the fractional share interest to which such holder would otherwise be entitled by (ii) the equivalent exchange value of FNB Common Stock in the Merger.

3.4 Certain Adjustments. If, after the date hereof and on or prior to the Effective Date, the outstanding shares of BBI Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities is declared thereon with a record date within such period, or any similar event shall occur, the Merger Consideration will be adjusted accordingly to provide to the holders of BBI Common Stock, respectively, the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange or dividend or similar event.

3.5 Rights of Dissenting Shareholders. Shareholders of FNB and BBI who object to the Merger will be entitled to the rights and remedies set forth in sections 13.1-729 through 13.1-741 of the Virginia Stock Corporation Act.

ARTICLE 4

Treatment of Stock Options

4.1 Conversion of Stock Options. BBI agrees to use its best efforts and to exercise all of its discretionary powers, as well as to cause the “Committee” under its 1994 Stock Option Plan, to prevent the exercise of any stock options outstanding on or after the date of the Merger Agreement (other than incentive stock options described in Section 422 of the IRC) and to cash out all unexercised outstanding stock options pursuant to Section 13(b) of the 1994 Stock Option Plan no later than the Effective Date. On the Effective Date, all rights with respect to BBI Common Stock pursuant to stock options (“BBI Options”) granted by BBI in compliance with the Merger Agreement under a BBI stock option plan which are outstanding on the Effective Date, whether or not they are exercisable, shall be exchanged for cash paid by BBI on the Effective Date in an amount by which the applicable Cash Consideration per share of BBI Common Stock (determined in accordance with Section 2.1) exceeds the BBI Option exercise price.

ARTICLE 5

Termination

5.1 Termination. This Plan of Merger may be amended or terminated prior to the Effective Date as provided in the Merger Agreement, subject to the provisions of the Virginia Stock Corporation Act.

AFFILIATE AGREEMENT

THIS AFFILIATE AGREEMENT (the “Agreement”) dated as of March         , 2003, between FNB CORPORATION, a Virginia corporation (“FNB”) and each of the individuals listed on Schedule A attached hereto (collectively, the “BBI Stockholders”).

WHEREAS, FNB and BEDFORD BANCSHARES, INC. (“BBI”) have entered into an Agreement and Plan of Merger, dated as of March            , 2003, and a related Plan of Merger (collectively, the “Affiliation Agreement”) pursuant to which BBI shall merge with and into FNB (the “Affiliation”);

WHEREAS, each of the BBI Stockholders is the beneficial and registered owner of, and has or shares the right to vote and dispose of, the number of shares of common stock, without par value, of BBI (“BBI Common Stock”) set forth opposite such BBI Stockholder’s name on Schedule A hereto, excluding shares held in a fiduciary capacity, (the “Shares”) and has rights by option or otherwise to acquire additional shares of BBI Common Stock also set forth opposite such BBI Stockholder’s name on Schedule A hereto;

WHEREAS, the Shares amount to an aggregate of                      shares of BBI Common Stock, which constitute as of this date approximately                  percent of the issued and outstanding shares of BBI Common Stock; and

WHEREAS, as a condition and inducement to entering into the Affiliation Agreement, FNB has requested that the BBI Stockholders agree, and the BBI Stockholders have agreed, to support the Affiliation.

NOW, THEREFORE, to induce FNB to enter into the Affiliation Agreement and in consideration of mutual covenants, representations, warranties, and agreements set forth herein and in the Affiliation Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Agreement to Vote. At such time as BBI conducts a meeting of its stockholders, including any adjournments thereof, to approve the Affiliation Agreement, each BBI Stockholder shall vote or cause to be voted all of such BBI Stockholder’s Shares in favor of the Affiliation Agreement, unless FNB is in material default with respect to any covenant, representation, warranty or agreement with respect to it contained in the Affiliation Agreement or the Affiliation Agreement provides otherwise.

2. Agreement to Cooperative. In addition to the specific matters provided for elsewhere herein, each BBI Stockholder shall take all reasonable action requested by FNB and BBI to facilitate the consummation of the Affiliation and the transactions contemplated by the Affiliation Agreement.

3. Securities Act of 1933. No BBI Stockholder shall sell, transfer or otherwise dispose of the shares of common stock, par value $5.00 per share, of FNB (“FNB Common Stock”) such BBI Stockholder will receive in connection with the Affiliation, unless such sale, transfer or disposition is in compliance with Rule 145 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended.

4. Covenants of BBI Stockholders. Each of the BBI Stockholders, severally and not jointly, covenants as follows:

(a) Restrictions on Transfer. During the term of this Agreement and except as agreed to by FNB, such BBI Stockholder shall not pledge, hypothecate, grant a security interest in, sell, transfer or otherwise dispose of or encumber any of the Shares owned by him or her and will not enter into any agreement, arrangement or understanding (other than a proxy for the purpose of voting his or her shares in accordance with Section 1 hereof) which would during that term (i) restrict, (ii) establish a right of first refusal to, or (iii) otherwise relate to the transfer or voting of the Shares owned by such BBI Stockholder.

(b) Other Acquisition Proposals. Until the earlier of (i) the consummation of the Affiliation or (ii) the termination of the Affiliation Agreement in accordance with its terms, the BBI Stockholder will not, directly or indirectly:

(x) vote any Shares, or cause or permit any of the Shares to be voted, in favor of any other merger, consolidation, plan of liquidation, sale of assets, reclassification or other transaction involving BBI that would have the effect of any person, other than FNB, acquiring control over BBI or any substantial portion of the assets of BBI, except as otherwise provided in the Affiliation Agreement. As used herein, the term “control” means (1) the ability to direct the voting of 10 percent or more of the outstanding voting securities of a person having ordinary voting power in the election of directors or (2) the ability to direct the management and policies of a person whether through ownership of securities, through any contract, arrangement or understanding or otherwise.

(y) sell or otherwise transfer any of the Shares or cause or permit any of the Shares to be sold or otherwise transferred (i) pursuant to any tender offer, exchange offer or similar proposal made by any person other than FNB or an affiliate of FNB, (ii) to any person known by such BBI Stockholder to be seeking to obtain control of BBI or any substantial portion of the assets of BBI or to any other person (other than FNB or an affiliate of FNB) under circumstances where such sale or transfer may reasonably be expected to assist a person seeking to obtain such control or (iii) for the principal purpose of avoiding the obligations of such BBI Stockholder under this Agreement.

(c) Additional Shares. The provisions of Section 1 and Subparagraph (a) above shall apply to all Shares currently owned and hereafter acquired by each of the BBI Stockholders, except for shares held or acquired in a fiduciary capacity.

5. Capacity Only as a BBI Stockholder. It is understood and agreed that this Agreement relates solely to the capacity of such BBI Stockholder as a stockholder or other beneficial owner of the Shares and is not in any way intended to affect the exercise by such BBI Stockholder of his or her responsibilities as a director or officer of BBI. It is further understood and agreed that the term “Shares” shall not include any securities beneficially owned by the BBI Stockholder as a trustee or fiduciary, and that this Agreement is not in any way intended to affect the exercise by the BBI Stockholder of his or her fiduciary responsibility in respect of any such securities.

6. Termination. This Agreement shall terminate upon the earlier of the termination of the Affiliation Agreement, or one year following the effective date of the Affiliation. In the event of the termination of this Agreement, there shall be no liability or obligation thereunder on the part of each BBI Stockholder, or BBI, or FNB or their respective officers or directors, except that nothing in this Section 6 shall relieve any party hereto from any liability for breach of this Agreement prior to such termination.

7. Specific Performance. The parties hereto acknowledge that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the applicable party hereto in accordance with their specific terms or were otherwise breached. Each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity and that each party waives the posting of any bond or security in connection with any proceeding related thereto.

8. Amendments. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

9. Governing Law. This Agreement shall in all respects be governed by and construed in accordance with the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.

10. Benefit of Agreement. This Agreement shall be binding upon and inure to the benefit of, and shall be enforceable by, the parties hereto and their respective personal representatives, successors and assigns, except that neither party may transfer or assign any of its respective rights or obligations hereunder without the prior written consent of the other party or, if by FNB, in accordance with the Affiliation Agreement.

11. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, FNB and the BBI Stockholders have caused this Agreement to be duly executed as of the day and year first above written.

FNB CORPORATION

By:

BBI STOCKHOLDERS

CERTIFICATE OF THE DIRECTORS OF

BEDFORD BANCSHARES, INC. AND

BEDFORD FEDERAL SAVINGS BANK

Reference is made to the Agreement and Plan of Merger, dated as of March     , 2003 (the “Agreement”), among Bedford Bancshares, Inc. (“BBI”) and FNB Corporation. Capitalized terms used herein have the meanings given to them in the Agreement.

Each of the following persons, being all of the directors of BBI and Bedford Federal Savings Bank, express their intention to vote or cause to be voted all shares of BBI common stock which are held by such person, or over which such person exercises full voting control (other than shares with respect to which such person exercises control in a fiduciary capacity, as to which no agreement is made hereby), in favor of the Merger.

CERTIFICATE OF THE DIRECTORS OF

FNB CORPORATION

Reference is made to the Agreement and Plan of Merger, dated as of March     , 2003 (the “Agreement”), among Bedford Bancshares, Inc. and FNB Corporation (“FNB”). Capitalized terms used herein have the meanings given to them in the Agreement.

Each of the following persons, being all of the directors of FNB, express their intention to vote or cause to be voted all shares of FNB common stock which are held by such person, or over which such person exercises full voting control (other than shares with respect to which such person exercises control in a fiduciary capacity, as to which no agreement is made hereby), in favor of the Merger.

APPENDIX B

May x, 2003

Board of Directors

Bedford Bancshares, Inc.

125 West Main Street

Bedford, VA 24523

Members of the Board:

You have requested our opinion with respect to the fairness, from a financial point of view, as of the date hereof, to the holders of the common stock, $0.10 value per share (“Common Stock”), of Bedford Bancshares, Inc. (“BBI”), of the Merger Consideration, as set forth in the Agreement and Plan of Merger dated March 20, 2003 (the “Agreement”), between BBI and FNB Corporation (“FNB”).

The Agreement provides for the merger of BBI with and into FNB (the “Merger”). Pursuant to the Agreement, at the Effective Time (as defined in the Agreement), each outstanding share of BBI Common Stock will be converted into the right to receive: (i) between 0.9135 shares and 0.8066 shares of common stock, par value of $5.00, of FNB (“FNB Common Stock”) as long as the Market Value of FNB Common Stock (defined later in this section) is equal to or more than $26.00 per share and equal to or less than $30.00 per share, 0.9135 shares of FNB Common Stock as long as the Market Value of FNB Common Stock is equal to or more than $23.50 per share and equal to or less than $26.00 per share, 0.8066 shares of FNB Common Stock as long as the Market Value of FNB Common Stock is equal to or more than $30.00 per share and equal to or less than $32.50 per share, (“Stock Consideration”); or (ii) a cash amount equal to between 0.9135 times and 0.8066 times the Market Value of FNB Common Stock as long as the Market Value of FNB Common Stock is equal to or more than $26.00 per share and equal to or less than $30.00 per share, a cash amount equal to 0.9135 times the Market Value of FNB Common Stock as long as the Market Value of FNB Common Stock is equal to or more than $23.50 per share and equal to or less than $26.00 per share, a cash amount equal to 0.8066 times the Market Value of FNB Common Stock as long as the Market Value of FNB Common Stock is equal to or more than $30.00 per share and equal to or less than $32.50 per share, (“Cash Consideration”); the Stock Consideration together with the Cash Consideration constituting the “Merger Consideration”. Such consideration under (i) and (ii), to be paid by FNB in connection with the Merger shall be determined based on the average of the last reported sales prices per share of FNB Common Stock as reported on the NASDAQ Exchange Composite Transactions Tape for the 30 consecutive full trading days on such exchange (even if FNB Common Stock does not trade in each such day) ending at the close of trading on the tenth calendar day before the Effective Date (the “Market Value” and the “Measurement Period”). The terms and conditions of the pricing structure and other aspects of the Merger are more fully set forth in the Agreement.

Trident Securities, a division of McDonald Investments Inc., as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

We have acted as BBI’s financial advisor in connection with, and have participated in certain negotiations leading to, the Agreement. In connection with rendering our opinion set forth herein, we have among other things:

(i)	Reviewed BBI ’s Annual Reports to Shareholders and Annual Reports on Form 10-KSB for each of the years ended September 30, 2002 and September 30, 2001, including the audited financial statements contained therein and the quarterly report on Form 10-QSB for the quarter ended December 31, 2002;

(ii)	Reviewed FNB’s Annual Reports to Shareholders and Annual Reports on Form 10-K for each of the years ended December 31, 2002, December 31, 2001 and December 31, 2000, including the audited financial statements contained therein;

(iii)	Reviewed certain other information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of BBI and FNB provided to us or publicly available;

(iv)	Participated in meetings and telephone conferences with members of senior management of BBI and FNB concerning the financial condition, business, assets, financial forecasts and prospects of the respective companies, as well as other matters we believed relevant to our inquiry;

(v)	Reviewed certain stock market information for BBI Common Stock and FNB Common Stock, and compared it with similar information for certain companies, the securities of which are publicly traded;

(vi)	Compared the results of operations and financial condition of BBI and FNB with that of certain companies which we deemed to be relevant for purposes of this opinion;

(vii)	Reviewed the financial terms, to the extent publicly available, of certain acquisition transactions which we deemed to be relevant for purposes of this opinion;

(viii)	Reviewed the Agreement and certain related documents; and

(ix)	Performed such other reviews and analyses as we have deemed appropriate.

In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have relied upon the accuracy and completeness of the representations, warranties and covenants of BBI and FNB contained in the Agreement. We have not been engaged to undertake, and have not assumed any responsibility for, nor have we conducted, an independent investigation or verification of such matters. We have not been engaged to and we have not conducted a physical inspection of any of the assets, properties or facilities of either BBI or FNB, nor have we made or obtained or been furnished with any independent valuation or appraisal of any such assets, properties or facilities or any of the liabilities of either BBI or FNB. With respect to financial forecasts used in our analysis, we have assumed that such forecasts reflect the best currently available estimates and judgements of the management of BBI and FNB, as to the future performance of BBI, FNB, and BBI and FNB combined, as the case may be. We have not been engaged to and we have not assumed any responsibility for, nor have we conducted any independent investigation or verification of such matters, and we express no view as to such financial forecasts or the assumptions upon which they are based. We have also assumed that all of the conditions to the consummation of the Merger, as set forth in the Agreement, would be satisfied and that the Merger would be consummated on a timely basis in the manner contemplated by the Agreement.

We will receive a fee for our services as financial advisor to BBI and for rendering this opinion, a substantial portion of which is contingent upon closing of the Merger.

In the ordinary course of business, we may actively trade securities of BBI and FNB for our own account and for the accounts of customers and, accordingly, we may at any time hold a long or short position in such securities.

This opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the Merger Consideration to be received by the holders of BBI Common Stock, and does not address the underlying business decision of BBI ’s Board of Directors to effect the Merger, does not compare or discuss the relative merits of any other terms of the Merger, and does not constitute a recommendation to any BBI shareholder as to how such shareholder should vote with respect to the Merger. This opinion does not represent an opinion as to what the value of BBI Common Stock or FNB Common Stock may be at the Effective Time of the Merger or as to the prospects of BBI’s business or FNB’s business.

This opinion is directed to the Board of Directors of BBI and may not be reproduced, summarized, described or referred to or given to any other person without our prior consent. Notwithstanding the foregoing, this opinion may be included in the joint proxy statement/prospectus to be mailed to the holders of BBI Common Stock in connection with the Merger, provided that this opinion will be reproduced in such joint proxy statement/prospectus in full, and any description of or reference to us or our actions, or any summary of the opinion in such joint proxy statement/prospectus, will be in a form reasonably acceptable to us and our counsel.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of BBI Common Stock from a financial point of view.

Very truly yours,

TRIDENT SECURITIES

A Division of McDonald Investments Inc.

APPENDIX C

April    , 2003

Board of Directors

FNB Corporation

P. O. Box 600

Christiansburg, VA 24068-0600

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, of the consideration to be paid to the shareholders of Bedford Bancshares, Inc. (“BBI”) under the terms of that certain Agreement and Plan of Merger dated March 20, 2003 (the “Agreement”) which provides for the acquisition of BBI by FNB Corporation (“FNB”) (the “Merger”). Under the terms of the Agreement, each of the outstanding shares of BBI common stock shall be converted into the right to receive between 0.8066 and 0.9135 shares of FNB common stock (the “Exchange Ratio”), or its cash equivalent (collectively, the “Consideration”). The Exchange Ratio will float if FNB’s market value is between $26.00 to $30.00 per share and will be fixed at 0.8066 for FNB’s market value of $30.00 and above and fixed at 0.9135 for FNB’s market value of $26.00 and below. The cash consideration paid in the Merger will be approximately 20%. The foregoing summary of the Merger is qualified in its entirety by reference to the Agreement.

The Carson Medlin Company is a National Association of Securities Dealers, Inc. member investment banking firm, which specializes in the securities of southeastern United States financial institutions. As part of our investment banking activities, we are regularly engaged in the valuation of southeastern United States financial institutions and transactions relating to their securities. We regularly publish our research on independent community banks regarding their financial and stock price performance. We are familiar with the commercial banking industry in Virginia and the Southeast and the major commercial banks operating in those markets. We have been retained by FNB in a financial advisory capacity to render our opinion hereunder, for which we will receive compensation.

In reaching our opinion, we have analyzed the respective financial positions, both current and historical, of FNB and BBI. We have reviewed: (i) the Agreement; (ii) audited financial statements and annual reports on Form 10-K of FNB for the five years ended December 31, 2002; (iii) audited financial statements of and annual reports on Form 10-K of BBI for the five fiscal years ended September 30, 2002; (iv) unaudited interim financial statement of BBI for the three months ended December 31, 2002; and (v) certain other financial and operating information with respect to the business, operations and prospects of FNB and BBI. We also: (i) reviewed and discussed with members of management of FNB and BBI the historical and current business operations, financial condition and future prospects of their respective companies; (ii) reviewed the historical market prices and trading activity, if any, for the common stocks of FNB and BBI and compared them with those of certain publicly-traded companies which we deemed to be relevant; (iii) compared the results of operations of FNB and BBI with those of certain banking companies which we deemed to be relevant; (iv) compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent business combinations of commercial banking organizations; (v) analyzed the pro forma financial impact of the Merger on FNB; and (vi) conducted such other studies, analyses, inquiries and examinations as we deemed appropriate.

C-1

We have relied upon and assumed, without independent verification, the accuracy and completeness of all information provided to us. We have not performed or considered any independent appraisal or evaluation of the assets of FNB or BBI. The opinion we express herein is necessarily based upon market, economic and other relevant considerations as they exist and can be evaluated as of the date of this letter.

Based upon the foregoing, it is our opinion that the Consideration to be paid to BBI as provided for in the Agreement is fair, from a financial point of view, to the shareholders of FNB Corporation.

Very truly yours,

THE CARSON MEDLIN COMPANY

C-2

APPENDIX D

VIRGINIA STOCK CORPORATION ACT

Article 15. Dissenters’ Rights

§ 13.1-729. Definitions

In this article:

“Corporation” means the issuer of the shares held by a dissenter before the corporate action, except that (i) with respect to a merger, “corporation” means the surviving domestic or foreign corporation or limited liability company by merger of that issuer, and (ii) with respect to a share exchange, “corporation” means the acquiring corporation by share exchange, rather than the issuer, if the plan of share exchange places the responsibility for dissenters’ rights on the acquiring corporation.

“Dissenter” means a shareholder who is entitled to dissent from corporate action under § 13.1-730 and who exercises that right when and in the manner required by § § 13.1-732 through 13.1-739.

“Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

“Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

“Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

“Beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

“Shareholder” means the record shareholder or the beneficial shareholder.

§ 13.1-730. Right to dissent

A. A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

1. Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by § 13.1-718 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under § 13.1-719;

2. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

3. Consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the shareholder was entitled to vote on the sale or exchange or if the sale or exchange was in furtherance of a dissolution on which the shareholder was entitled to vote, provided that such dissenter’s rights shall not apply in the case of (i) a sale or exchange pursuant to court order, or (ii) a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

4. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

B. A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

C. Notwithstanding any other provision of this article, with respect to a plan of merger or share exchange or a sale or exchange of property there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or on the National Association of Securities Dealers Automated Quotation System (NASDAQ) or (ii) held by at least 2,000 record shareholders, unless in either case:

1. The articles of incorporation of the corporation issuing such shares provide otherwise;

2. In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for such shares anything except:

a. Cash;

b. Shares or membership interests, or shares or membership interests and cash in lieu of fractional shares (i) of the surviving or acquiring corporation or limited liability company or (ii) of any other corporation or limited liability company which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders or members; or

c. A combination of cash and shares or membership interests as set forth in subdivisions 2 a and 2 b of this subsection; or

3. The transaction to be voted on is an “affiliated transaction” and is not approved by a majority of “disinterested directors” as such terms are defined in § 13.1-725.

D. The right of a dissenting shareholder to obtain payment of the fair value of his shares shall terminate upon the occurrence of any one of the following events:

1. The proposed corporate action is abandoned or rescinded;

2. A court having jurisdiction permanently enjoins or sets aside the corporate action; or

3. His demand for payment is withdrawn with the written consent of the corporation.

E. Notwithstanding any other provision of this article, no shareholder of a corporation located in a county having a county manager form of government and which is exempt from income taxation under § 501 (c) or § 528 of the Internal Revenue Code and no part of whose income inures or may inure to the benefit of any private share holder or individual shall be entitled to dissent and obtain payment for his shares under this article.

§ 13.1-731. Dissent by nominees and beneficial owners

A. A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

B. A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if:

1. He submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

2. He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

§ 13.1-732. Notice of dissenters’ rights

A. If proposed corporate action creating dissenters’ rights under § 13.1-730 is submitted to a vote at a shareholders’ meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters’ rights under this article and be accompanied by a copy of this article.

B. If corporate action creating dissenters’ rights under § 13.1-730 is taken without a vote of shareholders, the corporation, during the ten-day period after the effectuation of such corporate action, shall notify in writing all record shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in § 13.1-734.

§ 13.1-733. Notice of intent to demand payment

A. If proposed corporate action creating dissenters’ rights under § 13.1-730 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights (i) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (ii) shall not vote such shares in favor of the proposed action.

B. A shareholder who does not satisfy the requirements of subsection A of this section is not entitled to payment for his shares under this article.

§ 13.1-734. Dissenters’ notice

A. If proposed corporate action creating dissenters’ rights under § 13.1-730 is authorized at a shareholders’ meeting, the corporation, during the ten-day period after the effectuation of such corporate action, shall deliver a dissenters’ notice in writing to all shareholders who satisfied the requirements of § 13.1-733.

B. The dissenters’ notice shall:

1. State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

2. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not he acquired beneficial ownership of the shares before or after that date;

4. Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date of delivery of the dissenters’ notice; and

5. Be accompanied by a copy of this article.

§ 13.1-735. Duty to demand payment

A. A shareholder sent a dissenters’ notice described in § 13.1-734 shall demand payment, certify that he acquired beneficial ownership of the shares before or after the date required to be set forth in the dissenters’ notice pursuant to subdivision 3 of subsection B of § 13.1-734, and, in the case of certificated shares, deposit his certificates in accordance with the terms of the notice.

B. The shareholder who deposits his shares pursuant to subsection A of this section retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

C. A shareholder who does not demand payment and deposits his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this article.

§ 13.1-736. Share restrictions

A. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received.

B. The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

§ 13.1-737. Payment

A. Except as provided in § 13.1-738, within thirty days after receipt of a payment demand made pursuant to § 13.1-735, the corporation shall pay the dissenter the amount the corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the corporation under this paragraph may be enforced (i) by the circuit court in the city or county where the corporation’s principal office is located, or, if none in this Commonwealth, where its registered office is located or (ii) at the election of any dissenter residing or having its principal office in the Commonwealth, by the circuit court in the city or county where the dissenter resides or has its principal office. The court shall dispose of the complaint on an expedited basis.

B. The payment shall be accompanied by:

1. The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the effective date of the corporate action creating dissenters’ rights, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

2. An explanation of how the corporation estimated the fair value of the shares and of how the interest was calculated;

3. A statement of the dissenters’ right to demand payment under § 13.1-739; and

4. A copy of this article.

§ 13.1-738. After-acquired shares

A. A corporation may elect to withhold payment required by § 13.1-737 from a dissenter unless he was the beneficial owner of the shares on the date of the first publication by news media or the first announcement to shareholders generally, whichever is earlier, of the terms of the proposed corporate action, as set forth in the dissenters’ notice.

B. To the extent the corporation elects to withhold payment under subsection A of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares and of how the interest was calculated, and a statement of the dissenter’s right to demand payment under § 13.1-739.

§ 13.1-739. Procedure if shareholder dissatisfied with payment or offer

A. A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under § 13.1-737), or reject the corporation’s offer under § 13.1-738 and demand payment of the fair value of his shares and interest due, if the dissenter believes that the amount paid under § 13.1-737 or offered under § 13.1-738 is less than the fair value of his shares or that the interest due is incorrectly calculated.

B. A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for his shares.

§ 13.1-740. Court action

A. If a demand for payment under § 13.1-739 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the circuit court in the city or county described in subsection B of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

B. The corporation shall commence the proceeding in the city or county where its principal office is located, or, if none in this Commonwealth, where its registered office is located. If the corporation is a foreign corporation without a registered office in this Commonwealth, it shall commence the proceeding in the city or county in this Commonwealth where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

C. The corporation shall make all dissenters, whether or not residents of this Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

D. The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that such shareholder has not complied with the provisions of this article, he shall be dismissed as a party.

E. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

F. Each dissenter made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (ii) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under § 13.1-738.

§ 13.1-741. Court costs and counsel fees

A. The court in an appraisal proceeding commenced under § 13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters did not act in good faith in demanding payment under § 13.1-739.

B. The court may also assess the reasonable fees and expenses of experts, excluding those of counsel, for the respective parties, in amounts the court finds equitable:

1. Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of § § 13.1-732 through 13.1-739; or

2. Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed did not act in good faith with respect to the rights provided by this article.

C. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

D. In a proceeding commenced under subsection A of § 13.1-737 the court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Article ten of Chapter 9 of Title 13.1 of the Code of Virginia permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation a written statement of his good faith belief that he has met the standard of conduct prescribed by the Code, and a determination is made by the board of directors that such standard has been met. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which an officer or director is adjudged to be liable to the corporation, unless the court in which the proceeding took place determines that, despite such liability, such person is reasonably entitled to indemnification in view of all the relevant circumstances. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that he improperly received personal benefit. Corporations are given the power to make any other or further indemnity, including advancement of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification of a director or officer is mandatory when he entirely prevails in the defense of any proceeding to which he is a party because he is or was a director or officer.

The Articles of Incorporation of the Registrant contain provisions indemnifying the directors and officers of the Registrant to the full extent permitted by Virginia law. In addition, the Articles of Incorporation eliminate the personal liability of the Registrant’s directors and officers to the Registrant or its shareholders for monetary damages in excess of one dollar to the full extent permitted by Virginia law.

Item 21. Exhibits and Financial Statement Schedules

(a)	Exhibits:

The following exhibits are filed on behalf of the Registrant as part of this Registration Statement:

Exhibit No.	Document
2.1

Agreement and Plan of Merger between Bedford Bancshares, Inc. and FNB Corporation, dated as March 20, 2003, filed as Appendix A to the joint proxy statement/prospectus included in this Registration Statement.

3(i)(a)	Articles of Incorporation of FNB Corporation, incorporated herein by reference to Exhibit 3.1 of the Registrant’s Form 10-K, for the year ended December 31, 1996.

3(i)(b)	Articles of Amendment to the Articles of Incorporation, incorporated herein by reference to Exhibit 3.3 of Registrant’s Registration Statement on Form S-4, dated September 13, 2000.

3(i)(c)	Articles of Amendment to the Articles of Incorporation, incorporated herein by reference to Exhibit 3(i)(c) of Registrant’s Form 10-Q for the quarter ended June 30, 2002.

3(ii)	Amended Bylaws of FNB Corporation, incorporated herein by reference to Exhibit 3(iii) of the Registrant’s Form 10-Q for the quarter ended June 30, 2001.

5	Opinion re: legality of Troutman Sanders LLP.

8	Opinion re: tax matters of Troutman Sanders LLP.

10.1

Employment agreement dated April 1, 2002 between FNB Corporation and Julian D. Hardy, Jr., incorporated herein by reference to Exhibit 10 (A) of Registrant’s Form 10-Q for the quarter ended June 30, 2002.

10.2	Employment agreement dated April 1, 2002 between FNB Corporation and Peter A. Seitz, incorporated herein by reference to Exhibit 10 (B) of Registrant’s Form 10-Q for the quarter ended June 30, 2002.

10.3	Employment agreement dated April 1, 2002 between FNB Corporation and Litz H. Van Dyke, incorporated herein by reference to Exhibit 10 (C) of Registrant’s Form 10-Q for the quarter ended June 30, 2002.

10.4

Consulting and Noncompetition Agreement with Put Option dated January 15, 1999 between FNB Corporation and Samuel H. Tollison, incorporated herein by reference to Exhibit 10 (B) of Registrant’s Form 10-K for the year ended December 31, 1998.

10.5

First Amendment to Consulting and Noncompetition Agreement with Put Option dated January 15, 1999 between FNB Corporation and Samuel H. Tollison, incorporated herein by reference to Exhibit 10(B) of Registrant’s Form 10-K for the year ended December 31, 1999.

13	2002 Annual report to security holders, incorporated herein by reference to Exhibit 13 of Registrant’s Form 10-K for the year ended December 31, 2002.

21	Subsidiaries of the Registrant.

23.1	Consent of Troutman Sanders LLP (included in Exhibit 5).

23.2	Consent of Brown, Edwards & Company, LLP.

23.3	Consent of BDO Seidman, LLP.

23.4	Consent of McDonald Investments, Inc.

23.5	Consent of The Carson Medlin Company.

24	Powers of attorney (included on signature page).

99.1	Form of Proxy of Bedford Bancshares, Inc.

99.2	Form of Proxy of FNB Corporation.

99.3	Election Form and Instructions.

(b)	Financial Statement Schedules.

Not applicable.

(c)	Reports, Opinions or Appraisals.

The opinion of Trident Securities, Inc., a division of McDonald Investments, Inc. has been filed as Appendix B to the joint proxy statement/prospectus included in this Registration Statement. The opinion of The Carson Medlin Company has been filed as Appendix C to the joint proxy statement/prospectus included in this Registration Statement.

Item 22. Undertakings

(a) Undertakings Required by Item 512 of Regulation S-K.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party which is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

The Registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned; thereunto duly authorized, in Christiansburg, Virginia, on April 24, 2003.

FNB CORPORATION

By:	/s/ PETER A. SEITZ
Name: Title:	Peter A. Seitz Executive Vice President and Chief Administrative Officer

POWERS OF ATTORNEY

Each of the undersigned hereby appoints Peter A. Seitz and Daniel A. Becker as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, as amended, any and all amendments and exhibits to this Registration Statement and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of securities covered hereby with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ SAMUEL H. TOLLISON Samuel H. Tollison	President and Chief Executive Officer (Principal Executive Officer)	4/24/03

/s/ DANIEL A. BECKER Daniel A. Becker	Senior Vice President and Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer)	4/24/03

/s/ KENDALL O. CLAY Kendall O. Clay	Director	4/24/03

/s/ DOUGLAS COVINGTON Douglas Covington	Director	4/24/03

/s/ BEVERLEY E. DALTON Beverley E. Dalton	Director	4/24/03

/s/ DANIEL D. HAMRICK Daniel D. Hamrick	Director	4/24/03

/s/ F. COURTNEY HOGE F. Courtney Hoge	Director	4/24/03

/s/ WALTER A. HUNT Walter A. Hunt	Director	4/24/03

/s/ STEVEN D. IRVIN Steven D. Irvin	Director	4/24/03

/s/ CLARK OWEN, JR. Clark Owen, Jr.	Director	4/24/03

/s/ B. L. RAKES B. L. Rakes	Director	4/24/03

/s/ CHARLES W. STEGER Charles W. Steger	Director	4/24/03

/s/ CARL E. TARPLEY, JR. Carl E. Tarpley, Jr.	Director	4/24/03

/s/ JON T. WYATT Jon T. Wyatt	Director	4/24/03

EXHIBIT INDEX

Exhibit No.	Document

2.1

Agreement and Plan of Merger between Bedford Bancshares, Inc. and FNB Corporation, dated as March 20, 2003, filed as Appendix A to the joint proxy statement/prospectus included in this Registration Statement.

3(i)(a)	Articles of Incorporation of FNB Corporation, incorporated herein by reference to Exhibit 3.1 of the Registrant’s Form 10-K, for the year ended December 31, 1996.

3(i)(b)	Articles of Amendment to the Articles of Incorporation, incorporated herein by reference to Exhibit 3.3 of Registrant’s Registration Statement on Form S-4, dated September 13, 2000.

3(i)(c)	Articles of Amendment to the Articles of Incorporation, incorporated herein by reference to Exhibit 3(i)(c) of Registrant’s Form 10-Q for the quarter ended June 30, 2002.

3(ii)	Amended Bylaws of FNB Corporation, incorporated herein by reference to Exhibit 3(iii) of the Registrant’s Form 10-Q for the quarter ended June 30, 2001.

5	Opinion re: legality of Troutman Sanders LLP.

8	Opinion re: tax matters of Troutman Sanders LLP.

10.1

Employment agreement dated April 1, 2002 between FNB Corporation and Julian D. Hardy, Jr., incorporated herein by reference to Exhibit 10 (A) of Registrant’s Form 10-Q for the quarter ended June 30, 2002.

10.2	Employment agreement dated April 1, 2002 between FNB Corporation and Peter A. Seitz, incorporated herein by reference to Exhibit 10 (B) of Registrant’s Form 10-Q for the quarter ended June 30, 2002.

10.3	Employment agreement dated April 1, 2002 between FNB Corporation and Litz H. Van Dyke, incorporated herein by reference to Exhibit 10 (C) of Registrant’s Form 10-Q for the quarter ended June 30, 2002.

10.4

Consulting and Noncompetition Agreement with Put Option dated January 15, 1999 between FNB Corporation and Samuel H. Tollison, incorporated herein by reference to Exhibit 10 (B) of Registrant’s Form 10-K for the year ended December 31, 1998.

10.5

First Amendment to Consulting and Noncompetition Agreement with Put Option dated January 15, 1999 between FNB Corporation and Samuel H. Tollison, incorporated herein by reference to Exhibit 10(B) of Registrant’s Form 10-K for the year ended December 31, 1999.

13	2002 Annual report to security holders, incorporated herein by reference to Exhibit 13 of Registrant’s Form 10-K for the year ended December 31, 2002

21	Subsidiaries of the Registrant.

23.1	Consent of Troutman Sanders LLP (included in Exhibit 5).

23.2	Consent of Brown, Edwards & Company, LLP.

23.3	Consent of BDO Seidman, LLP.

23.4	Consent of McDonald Investments, Inc.

23.5	Consent of The Carson Medlin Company.

24	Powers of attorney (included on signature page).

99.1	Form of Proxy of Bedford Bancshares, Inc.

99.2	Form of Proxy of FNB Corporation.

99.3	Election Form and Instructions.